As filed with the Securities and Exchange Commission on April 8, 2004
Registration No. 333-113961

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 To

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

The Reader’s Digest Association, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-10434	13-1726769
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Reader’s Digest Road

Pleasantville, NY 10570-7000
(914) 238-1000
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Clifford H.R. DuPree, Esq.

Vice President, Corporate Secretary and Associate General Counsel
Reader’s Digest Road
Pleasantville, NY 10570-7000
(914) 238-1000
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies of all communications to:

Patricia A. Vlahakis, Esq.

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

     Approximate date of commencement of proposed sale to public: Upon consummation of the Exchange Offer referred to herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities or accept any offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 8, 2004

Prospectus

The Reader’s Digest Association, Inc.

Exchange Offer for $300,000,000 6.5% Senior Notes due 2011

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $300,000,000 aggregate principal amount of our new 6.5% Senior Notes due 2011 that we have registered under the Securities Act of 1933 (which we refer to as the “exchange notes”), for an equal principal amount of our outstanding 6.5% Senior Notes due 2011 (which we refer to as the “old notes”). The exchange notes will represent the same debt as the old notes, and we will issue the exchange notes under the same indenture.

The Exchange Offer will expire at 5:00 p.m., New York City

time, on                     , 2004, unless extended.

Terms of the Exchange Offer

•	We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You are required to make the representations described on page 29 to us.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The terms of the exchange notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the old notes for which they may be exchanged, except that the exchange notes generally will not be subject to transfer restrictions or be entitled to registration rights and the exchange notes will not have the right to earn special interest under circumstances relating to our registration obligations. The terms of the exchange offer are more fully described in this prospectus.

•	We will not receive any cash proceeds from the exchange offer.

•	There is no existing market for the exchange notes to be issued, and we do not intend to apply for their listing or quotation on any securities exchange or market.

See “Risk Factors” beginning on Page 13 for a discussion of factors that you should consider in connection with the exchange offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2004.

Additional Information

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 under the Securities Act of 1933 (the “Securities Act”) relating to the exchange offer. The Registration Statement incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is available from us without charge to holders of the old notes as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

You may obtain copies of the information and documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number: The Reader’s Digest Association, Inc., Pleasantville, New York 10570-7000, Attention: Investor Relations, telephone number (914) 244-7446.

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than                     , 2004. In the event that we extend the exchange offer, you must submit your request at least five business days before the expiration date of the exchange offer, as extended. We may extend the exchange offer in our sole discretion. See “Exchange offer” for more detailed information.

You should rely only upon the information provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, including any information incorporated by reference, is accurate as of any date other than the date of this prospectus.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effectiveness of the registration statement covering the exchange notes, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of distribution.”

Industry and market data

The market data and other statistical information used throughout this prospectus are based on independent industry publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

Cautionary notice regarding forward-looking statements

Some of the information included in this prospectus and other materials filed or to be filed by us with the SEC (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For each of these forward-looking statements we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include any statements that address future results or occurrences. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements inherently involve risks and uncertainties that could cause actual

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future results and occurrences to differ materially from the forward-looking statements. Some of these risks and uncertainties are set forth in this prospectus, including under the heading “Risk factors.” As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others:

• the effects of potentially more restrictive privacy and other governmental regulation relating to our marketing methods;

• the effects of modified and varied promotions;

• our ability to identify customer trends;

• our ability to continue to create and acquire a broadly appealing mix of new products;

• our ability to attract and retain new and younger magazine subscribers and product customers in view of the maturing of an important portion of our customer base;

• our ability to attract and retain subscribers and customers in an economically efficient manner;

• the effects of selective adjustments in pricing;

• our ability to expand and more effectively utilize our customer database;

• our ability to expand into new international markets and to introduce new product lines into new and existing markets;

• our ability to expand into new channels of distribution;

• our ability to negotiate and implement productive acquisitions, strategic alliances and joint ventures;

• our ability to successfully integrate newly acquired and newly formed businesses (including the Reiman business);

• the strength of relationships of newly acquired and newly formed businesses (including the Reiman business) with their employees, suppliers and customers;

• the accuracy of the basis of forecasts relating to newly acquired and newly formed businesses (including the Reiman business);

• our ability to achieve financial savings related to restructuring programs;

• our ability to contain and reduce costs, especially through global efficiencies;

• the cost and effectiveness of our re-engineering of our business processes and operations;

• the accuracy of our management’s assessment of the current status of our business;

• the evolution of our organizational and structural capabilities;

• our ability to respond to competitive pressures within and outside the direct marketing and direct sales industries, including the Internet;

• our ability to recruit, train and retain effective sales personnel;

• the effects of worldwide paper and postage costs;

• the effects of possible postal disruptions on deliveries of promotions, products and payments;

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• the effects of foreign currency fluctuations;

• the accuracy of our management’s assessment of the future effective tax rate and the effects of initiatives to reduce the rate;

• the adequacy of our financial resources;

• the effects of the terms of, and increased leverage resulting from additional borrowings under, our credit facilities;

• the effects of interest rate fluctuations;

• the effects of downgrades of our credit ratings;

• the effects of economic and political changes in the markets where we compete;

• the effects of weather in limiting access to consumers; and

• the economic effects of terrorist activity and related events, especially those limiting access to consumers and otherwise affecting the direct marketing and direct sales industries.

In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as otherwise required by law.

Trademarks and copyrights

We own or have rights to trademarks, service marks and trade names that we use in conjunction with the operation of our business, including, without limitation, the following: “Reader’s Digest,” the “Pegasus” logo, “QSP,” “Books Are Fun” and the names of many of our magazines, features and other products. We also own or have the rights to copyrights that protect the content of our products.

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Summary

This summary highlights selected information we have included or incorporated by reference in this prospectus. However, this summary may not contain all the information that may be important to you. More detailed information about this exchange offer, our business and our financial and operating data is contained elsewhere or incorporated by reference in this prospectus. We encourage you to read this prospectus in its entirety before exchanging your old notes for exchange notes.

Unless we indicate otherwise, references in this prospectus to “we,” “us” and “our” are to The Reader’s Digest Association, Inc. and its consolidated subsidiaries. References in this prospectus to a particular fiscal year (e.g., “fiscal 2004”) refer to our fiscal year ended June 30 of that year. References in this prospectus to the “notes” refer to the old notes and the exchange notes collectively.

Business

Reader’s Digest is a global publisher and direct marketer of products that inform, enrich, entertain and inspire people of all ages and cultures around the world. We produce magazines, books, recorded music collections and home video products, which we market primarily through direct marketing. We also sell products through our display marketing business, Books Are Fun, and our youth fundraising company, QSP. We are best known for publishing our flagship, Reader’s Digest magazine, which is published in 48 editions and 19 languages and is one of the world’s most widely read magazines, with over 90 million monthly readers and a circulation base of approximately 20 million. The U.S. edition of Reader’s Digest magazine has the largest paid circulation of any U.S. magazine, other than those automatically distributed to all members of the American Association of Retired Persons. As a result, we believe that our publications enjoy strong brand awareness with a large and loyal readership base. For the fiscal year ended June 30, 2003, we generated revenues of $2,475 million, operating profit of $139 million and earnings before interest, taxes, depreciation and amortization, or EBITDA, of $212 million.

We conduct our business through the following three operating segments:

Reader’s Digest North America—This segment publishes and markets, in the United States and Canada, Reader’s Digest magazine, Special Interest Magazines, Reiman magazines and books, and Books and Home Entertainment products. For the fiscal year ended June 30, 2003, this segment generated revenue and operating profit of $854 million and $61 million, respectively. Included in operating profit is $40 million of depreciation and amortization.

• Reader’s Digest magazine is a monthly, general interest family magazine consisting of original articles, previously published articles in condensed form, and other features.

• Special Interest Magazines include The Family Handyman and American Woodworker in the Do-it-Yourself category, Selecciones, for the Spanish speaking population in the United States, Reader’s Digest Large Print for Easier Reading, and RD Specials, a newsstand product that includes Reader’s Digest and Reiman inspired content.

• Reiman, which was acquired in May 2002, publishes 13 bi-monthly magazines and numerous books in the United States and Canada that cover topics such as cooking, gardening, country lifestyle, nostalgia and crafts. Reiman’s business model is unique in that over 95% of its magazine revenue is generated from circulation and more than 85% of the editorial content in the magazines is generated from reader-submitted content.

• Reader’s Digest Books and Home Entertainment products include Select Editions, series books, general books on topics such as health and “how-to,” music collections and home video products.

Consumer Business Services—This segment consists of Books Are Fun, QSP, Trade Publishing, Young Families, and financial service marketing alliances. For the fiscal year ended June 30, 2003, this segment generated revenue and operating profit of $641 million and $91 million, respectively. Included in operating profit is $11 million of depreciation and amortization.

• Books Are Fun sells books and gift items at discount prices by display marketing products on-site through independent sales representatives at schools and businesses in the United States.

• QSP works directly with schools and youth groups to prepare fundraising campaigns in the United States and Canada in which participants sell subscriptions to Reader’s Digest’s magazines and other publishers’ magazines, as well as books, music, video products, food and gifts.

• Our Trade Publishing business publishes and markets products for adults and pre-teen children through retail and other channels. Young Families publishes and markets products for pre-teen children principally through direct marketing. We are also engaged in financial services marketing alliances in the United States and Canada to leverage our extensive customer database.

International Businesses—We operate in over 45 countries outside of North America. These operations include publishing and marketing (primarily through direct mail) of Books and Home Entertainment products, Reader’s Digest magazine in numerous editions and languages, several special interest magazines, financial services marketing alliances and other new business development initiatives, including the introduction of display marketing and the Reiman publishing model. For the fiscal year ended June 30, 2003, this segment generated revenue and operating profit of $1,008 million and $49 million, respectively. Included in operating profit is $9 million of depreciation and amortization.

Competitive strengths

Significant generation of cash flow—Our business generates considerable cash flow in large part due to our modest capital expenditure and working capital requirements. For the fiscal year ended June 30, 2003, we generated approximately $153 million in cash flow from operations. Principal uses of cash included reducing total debt by $85 million and paying dividends of $21 million. From July 1, 2002 to December 31, 2003, we paid down approximately $153 million of debt using internally generated funds. We believe our cash flow generation will allow us to reduce our total debt outstanding ahead of our mandatory payment schedule.

Well-established brand names—Reader’s Digest was founded in 1922 and since that time has developed into a global brand. In addition to Reader’s Digest magazine and Reader’s Digest’s books and home entertainment products, Books Are Fun, QSP and our other magazines enjoy significant brand recognition and many are leaders in their respective markets. For instance, Taste of Home is the most widely subscribed food magazine in the United States, selling more than the top four cooking magazines combined.

Leader in magazine circulation—Reader’s Digest magazine is the world’s most widely read magazine with over 90 million monthly readers and a worldwide circulation base of approximately 20 million. The U.S. edition of Reader’s Digest magazine has the largest paid circulation of any U.S. magazine, other than those automatically distributed to all members of the American Association of Retired Persons, at over 10 million. We believe many international editions of Reader’s Digest magazine have the largest paid circulation for monthly magazines both in individual countries and in the regions in which they are published. In addition, Reiman publishes 13 special interest magazines with total circulation of over 16 million in the United States. Seven of these magazines rank in the top 100 magazines in terms of circulation in the United States.

Attractive publishing model—We believe our unique business model provides us with a number of competitive advantages over many other publishing companies. For example, for the fiscal year ended June 30, 2003, we generated approximately 70% of Reader’s Digest magazine revenues from circulation and approximately 30% from advertising, while Reiman generated over 95% of magazine revenues from circulation. Since our magazines are circulation based, they are not as dependent on advertising as other magazines. Because of this, we believe we are able to reduce advertising-related fluctuations in revenues that are common among our competitors. Our business also enjoys renewal rates that reflect a high degree of customer loyalty.

Diversified product and customer mix—We have developed a diversified portfolio of products including 18 monthly and bi-monthly magazines in the United States, series and single-sales books, and a music collection with over 10,000 titles. For the fiscal year ended June 30, 2003, we generated approximately 36% of our revenues from the sale of magazines, approximately 44% from the sale of books and approximately 20% from the sale of other products. In addition to our diversified product mix, we also have an extensive customer database consisting of over 100 million households in more than 30 countries. With the acquisition of Reiman, we added 19 million households. Our extensive customer database provides us the ability to cross-sell by marketing our portfolio of products to our existing customers. In addition, we leverage our QSP and Books Are Fun distribution channels to generate new sales. QSP currently markets products to over 40,000 schools and youth organizations, while Books Are Fun markets products to over 68,000 schools, 16,000 large corporations and institutions, 14,000 day-care centers and 48,000 small businesses. We believe that our diversified revenue sources also reduce the risks associated with product, marketing channel, customer and geographic concentration.

Strong management team—We have assembled an experienced senior management team with significant expertise in direct marketing, display marketing and publishing. Our management team is led by our Chairman and Chief Executive Officer, Thomas O. Ryder, who joined Reader’s Digest in 1998. Mr. Ryder had previously been President of American Express Travel Related Services International and President and Worldwide Executive Publisher of American Express Publishing Corporation, having joined American Express in 1984.

Strategic initiatives and outlook

In July 2003, we announced that we had initiated a two-year strategic plan to achieve sustainable revenue and operating profit growth by fiscal 2005. The major components of the plan are to:

• Make $20 million of incremental investment spending in fiscal 2004 in business initiatives that are intended to help drive revenue and operating profit growth in fiscal 2005 and beyond;

• Reduce fixed costs, primarily through overhead reduction actions, by a minimum of $70 million by fiscal 2005;

• Reduce marketing activity in the near term to stabilize our active customer base while improving operating margins for our more mature businesses, such as most of our international operations and our U.S. Books and Home Entertainment operations; and

• Drive revenue growth through investing in new products and new businesses (Reiman, Books Are Fun, QSP), expanding new customer acquisition channels and increasing inter-divisional selling opportunities in all of our businesses.

In January 2004, we reported results for the second quarter of fiscal 2004. Second-quarter revenues were $796 million and operating profits were $114 million, including $(9) million for restructuring, compared with fiscal 2003 second quarter revenues of $831 million and operating profits of $147 million. We experienced improved cash flow despite generally lower operating performance, and used a majority of the cash generated to reduce total debt outstanding in the second quarter to $798 million.

During the second quarter of fiscal 2004, our Consumer Business Services segment had profits of $81 million, sharply lower than a year ago, reflecting lower sales at QSP and Books Are Fun. Profits from our International Businesses were down $6 million, as expected, as the overseas businesses continue to stabilize in response to our program to restructure, restore, and invest in our international businesses. Reader’s Digest North America operating profits were up $4 million, an improvement of 13% over the prior year.

In fiscal 2004, we have made progress against our two-year plan, while steadily improving our already strong cash-flow generation. To track the progress of the plan in fiscal 2004, we previously identified 15 key metrics related to growth targets, operating performance, cost-reduction targets and investments. Under the plan, we expected that the initial phase would result in lower results during the first half of fiscal 2004, due to reduced marketing activity in international markets, timing of cost-reduction benefits and incremental investment spending, and that year-over-year growth would be achieved beginning in the second half of fiscal 2004. However, the decline at Books Are Fun and QSP was greater than anticipated. While we now expect modest revenue and profit growth for Consumer Business Services in the second half, it will not be enough to offset the first half decline. We believe that we remain on track to achieve most of our other metrics, including strong cash flow generation and debt reduction.

In January 2004, we announced our intention to pursue the sale and partial leaseback of our headquarters in Westchester County, New York. It is our intention to structure the sale to result in a significant cash inflow, a one-time gain and an ongoing reduction in our maintenance and other operating costs. We expect to use any net proceeds from the sale to repay a portion of outstanding indebtedness under our senior credit facilities.

Company information

The Reader’s Digest Association, Inc. is a Delaware corporation. Our principal executive offices are located at Pleasantville, New York 10570, and our telephone number at that address is (914) 238-1000. Our website is located at www.rd.com. The information on our website is not part of this prospectus.

Summary terms of the exchange offer

On March 3, 2004, we completed the private offering of $300 million aggregate principal amount of 6.5% Senior Notes due 2011, which we refer to in this prospectus as the old notes. We entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to deliver to you this prospectus and to use our reasonable best efforts to complete an exchange offer within 120 days after the date of original issuance of the old notes. Below is a summary of the exchange offer.

The exchange offer	We are offering to exchange up to $300 million aggregate principal amount of our exchange notes for an equal principal amount of old notes in integral multiples of $1,000.

Expiration of the exchange offer; acceptance and issuance of exchange notes	The exchange offer will expire at 5:00 p.m., New York City time, on , 2004, or a later date and time to which we may extend it in our sole discretion. We do not currently intend to extend the expiration of the exchange offer. Subject to the conditions stated in “Exchange offer—Conditions,” we will accept for exchange any and all outstanding old notes that are properly tendered in the exchange offer before the expiration of the exchange offer. The exchange notes will be delivered promptly after the expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Withdrawal rights	You may withdraw your tender of old notes in the exchange offer at any time before the expiration of the exchange offer.

Conditions to the exchange offer	The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may waive. Please read “Exchange offer—Conditions” for more information regarding the conditions to the exchange offer.

Procedures for tendering notes	To tender old notes held in book-entry form through the Depository Trust Company, or DTC, you must transfer your old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or ATOP, system. In lieu of delivering a letter of transmittal to the exchange agent, a computer-generated message, in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, must be transmitted by DTC on behalf of a holder of old notes and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. In all other cases, a letter of transmittal must be manually executed and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

• any exchange notes to be received by you will be acquired in the ordinary course of your business;

• you are not engaged in, and do not intend to engage in, a distribution of the exchange notes, and you have no arrangement or understanding with any person to participate in a distribution of the exchange notes;

• you are not our “affiliate” (as defined in Rule 405 under the Securities Act);

• if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of these exchange notes;

• if you are a broker-dealer, you did not purchase the old notes to be exchanged for the exchange notes from us in the initial offering of the old notes; and

• you are not acting on behalf of any person who could not truthfully and completely make the above representations.

Special procedures for beneficial owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender old notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed delivery procedures	If you wish to tender your old notes, and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your old notes under the procedures described in “Exchange offer—Guaranteed delivery procedures.”

Effect on holders of old notes	As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered old notes, we will have fulfilled some of our obligations under the registration rights agreement, and, accordingly, there will be no increase in the interest rate on the old notes under the registration rights agreement if the old notes were eligible for exchange, but not exchanged, in the exchange offer. If you are a holder of old notes and you do not tender your old notes in the exchange offer, you will continue to hold your old notes and will be entitled to the rights and subject to the limitations applicable to the old notes in the indenture.

Consequences of failure to exchange	All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. Generally, the old notes that are not exchanged for exchange notes in the exchange offer will remain restricted securities, and may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Any trading market for the old notes could be adversely affected if some but not all of the old notes are tendered and accepted in the exchange offer.

Certain federal income tax considerations	The exchange of old notes for exchange notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Certain United States federal income tax consequences” for a more detailed description of the tax consequences of the exchange.

Resale	Under existing interpretations of the Securities Act by the staff of the SEC contained in several “no-action” letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “Exchange offer—Procedures for tendering”). However, any holder of old notes who:

• is one of our “affiliates” (as defined in Rule 405 under the Securities Act);

• does not acquire the exchange notes in the ordinary course of business;

• intends to distribute the exchange notes as part of the exchange offer; or

• is a broker-dealer who purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender old notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of distribution.”

Use of proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer.

Exchange agent	JPMorgan Chase Bank is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in “Exchange offer—Exchange agent.”

Summary of terms of exchange notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the exchange notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes. The exchange notes will be identical in all material respects to the old notes for which they have been exchanged, except:

      •  the exchange notes will have been registered under the Securities Act;

      •  the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends;

      •  the exchange notes will not be entitled to registration rights; and

      •  the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

The material terms of the exchange notes are summarized below:

Issuer	The Reader’s Digest Association, Inc.

Securities offered	$300,000,000 in principal amount of 6.5% Senior Notes due 2011.

Maturity date	March 1, 2011.

Interest payment dates	March 1 and September 1 of each year, beginning on September 1, 2004.

Ranking	The exchange notes will be our unsecured senior obligations and will:

• rank equally with all of our existing and future senior indebtedness, including indebtedness under our senior credit facilities;

• rank senior to all of our existing and future subordinated indebtedness;

• be effectively subordinated to all of our existing and future secured obligations to the extent of the value of the assets securing such obligations, including indebtedness under our senior credit facilities; and

• be effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

As of December 31, 2003, after giving effect to the offering of the old notes and the application of the net proceeds from the offering to reduce debt outstanding under our senior credit facilities, the exchange notes would have been effectively subordinated to $505.9 million of senior secured indebtedness, excluding $192.5 million of additional borrowing capacity available under the revolving portion of our senior credit facilities. In addition, as of such date, our subsidiaries had no material debt outstanding.

Optional redemption	We may redeem some or all of the exchange notes at any time on or after March 1, 2008. We may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of one or more public equity offerings at any time prior to March 1, 2007. The redemption prices are described under “Description of the exchange notes—Optional redemption.”

Change of control	If we experience specific kinds of changes of control, we will be required to make an offer to purchase the exchange notes at a purchase price of 101% of the principal amount, plus accrued but unpaid interest to the purchase date. See “Description of the exchange notes—Change of control.”

Certain covenants	The indenture governing the notes restricts our ability and the ability of our restricted subsidiaries to, among other things:

• incur additional indebtedness;

• make certain distributions, investments and other restricted payments;

• create certain liens;

• enter into transactions with affiliates;

• limit the ability of restricted subsidiaries to make payments to us;

• merge, consolidate or sell substantially all of our assets; and

• sell assets.

These covenants are subject to important exceptions and qualifications described under the heading “Description of the exchange notes—Certain covenants.”

Covenant suspension	At any time when the notes are rated investment grade by both Moody’s and S&P and no default or event of default has occurred and is continuing under the indenture, we and our subsidiaries will not be subject to certain of the foregoing covenants. See “Description of the exchange notes—Certain covenants—Suspension of covenants.”

No public market	We do not intend to apply for listing or quotation of the exchange notes on any securities exchange or market.

Risk factors	See “Risk factors” for a discussion of certain factors that you should carefully consider before deciding to exchange your old notes for the exchange notes.

Summary historical financial data

The following summary historical financial data of Reader’s Digest as of June 30, 2003 and 2002 and for each of the years in the three-year period ended June 30, 2003 were derived from our audited Consolidated Financial Statements and related Notes, which are included elsewhere in this prospectus. The selected historical financial data as of June 30, 2001, 2000 and 1999 and for the years ended June 30, 2000 and 1999 were derived from our audited Consolidated Financial Statements and related Notes, which are not included in, or incorporated by reference in, this prospectus. The following summary historical financial data as of December 31, 2003, and for the six months ended, December 31, 2003 and 2002 were derived from our unaudited Consolidated Condensed Financial Statements and related Notes, which are included elsewhere in this prospectus. The following summary of historical financial data as of December 31, 2002 was derived from our unaudited Consolidated Condensed Financial Statements and related Notes, which is not included in, or incorporated by reference in, this prospectus. The summary financial information as of, and for the twelve months ended, December 31, 2003 was derived from our audited Consolidated Financial Statements and related Notes as of June 30, 2003 and our unaudited Consolidated Condensed Financial Statements and related Notes as of, and for the six months ended, December 31, 2003 and 2002, which are included elsewhere in this prospectus. The summary financial information as of, and for the six and twelve months ended, December 31, 2003 and as of, and for the six months ended December 31, 2002 includes, in the opinion of management, all adjustments, consisting of normal and recurring accruals, necessary to present fairly the data for such periods. The results of operations for the six months ended December 31, 2003 and 2002 and the twelve months ended December 31, 2003 should not be regarded as indicative of the results for the full fiscal year.

The as adjusted data set forth below reflects the issuance and sale of the old notes and the application of the net proceeds from the sale to reduce outstanding indebtedness under our senior credit facilities by approximately $292 million, as if such events had occurred on January 1, 2003.

Certain financial data as of June 30, 2001, 2000 and 1999 and December 31, 2002 has been reclassified to conform to the current presentation. This information is only a summary and you should read it together with the financial information included in, and incorporated by reference in, this prospectus. See “Management’s discussion and analysis of financial condition and results of operations,” our audited Consolidated Financial Statements and the Notes thereto, our unaudited Consolidated Condensed Financial Statements and the Notes thereto and “Available information.”

								Twelve
						Six months ended		months ended
	Fiscal year ended June 30,					December 31,		December 31,

(Dollars in millions)	2003	2002	2001	2000	1999	2003	2002	2003

						(unaudited)		(unaudited)
Statement of operations data:
Revenues	2,474.9	2,368.6	2,518.2	2,484.5	2,458.5	1,291.1	1,347.7	2,418.3
Product, distribution and editorial expenses	(1,002.2)	(947.7)	(971.2)	(907.1)	(962.6)	(518.4)	(529.1)	(991.5)
Promotion, marketing and administrative expenses	(1,293.8)	(1,236.5)	(1,299.6)	(1,320.2)	(1,328.9)	(663.1)	(672.8)	(1,284.1)
Other operating items, net	(39.8)	(26.7)	(18.4)	(3.4)	(37.9)	(9.1)	2.8	(51.7)

Operating profit	139.1	157.7	229.0	253.8	129.1	100.5	148.6	91.0
Other (expense) income, net	(38.7)	(17.1)	(41.2)	(19.1)	82.6	(17.6)	(23.2)	(33.1)

Income before provision for income taxes	100.4	140.6	187.8	234.7	211.7	82.9	125.4	57.9
Provision for income taxes	(39.1)	(49.4)	(55.7)	(90.0)	(85.1)	(29.8)	(46.4)	(22.5)

Income before cumulative effect of accounting change	61.3	91.2	132.1	144.7	126.6	53.1	79.0	35.4
Effect of accounting change, net of tax provision of $15.2	-	-	-	-	25.3	-	-	-

Net income	61.3	91.2	132.1	144.7	151.9	53.1	79.0	35.4
Other financial data:
EBITDA[1]	211.6	195.1	262.9	287.8	286.4	139.4	182.9	168.1
Interest expense	46.5	18.6	18.3	5.6	5.7	24.3	25.5	45.3
Depreciation and amortization	64.7	35.9	56.8	47.5	43.7	32.2	32.0	64.9
Capital expenditures	15.7	24.6	43.5	34.3	26.3	8.5	6.6	17.6
Dividend payments	21.0	21.3	21.9	22.6	41.5	10.3	10.6	20.7
Stock repurchases	101.7	64.1	34.1	133.5	-	-	101.7	-
Ratio of earnings to fixed charges[2]	3.0x	7.0x	10.2x	22.9x	19.3x	4.2x	5.5x	2.2x
As adjusted data:
Interest expense[3]								58.5
Total debt[4]								806.1
Ratio of EBITDA to interest expense								2.9x
Ratio of total debt to EBITDA								4.8x
Balance sheet data: (as of end of period)
Cash and cash equivalents	51.3	107.6	35.4	49.7	413.4	68.4	68.0	68.4
Total current assets	788.0	852.9	760.7	734.1	1,136.5	873.0	936.6	873.0
Total current liabilities	881.2	970.0	843.8	876.1	892.3	943.9	963.3	943.9
Working capital [5]	(93.2)	(117.1)	(83.1)	(142.0)	244.2	(70.9)	(26.7)	(70.9)
Total assets	2,599.5	2,691.9	1,665.2	1,707.2	1,622.3	2,651.1	2,747.5	2,651.1
Total debt[4]	866.0	950.7	170.1	97.3	2.6	798.1	949.7	798.1
Total stockholders’ equity	400.3	471.9	459.8	478.8	385.1	458.1	442.4	458.1

(1) EBITDA is defined as net income before interest expense, income taxes and depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for net income or as a measure of our operating performance or profitability. EBITDA is a measure used by our management in evaluating our profitability and cash-generating ability as it excludes significant non-cash expenses, such as depreciation and amortization. We understand that such information is considered by certain investors to be an additional basis for evaluating a company’s ability to pay interest and repay debt. EBITDA measures presented herein may not be comparable to similarly titled measures of other companies due to differences in methods of calculation.

A reconciliation of net income to EBITDA is set forth in the following table:

						Six months		Twelve months
	Fiscal year ended					ended		ended
	June 30,					December 31,		December 31,

(Dollars in millions)	2003	2002	2001	2000	1999	2003	2002	2003

						(unaudited)		(unaudited)
EBITDA reconciliation:
Net income	61.3	91.2	132.1	144.7	151.9	53.1	79.0	35.4
Interest expense	46.5	18.6	18.3	5.6	5.7	24.3	25.5	45.3
Income taxes	39.1	49.4	55.7	90.0	85.1	29.8	46.4	22.5
Depreciation and amortization	64.7	35.9	56.8	47.5	43.7	32.2	32.0	64.9

EBITDA	211.6	195.1	262.9	287.8	286.4	139.4	182.9	168.1

The definition of EBITDA used in our senior credit facilities and the indenture governing the exchange notes is different from that used here and it is included elsewhere in this prospectus. See “Description of certain indebtedness— Covenants” and “Description of the exchange notes—Certain definitions.” EBITDA used in our senior credit facilities and the indenture governing the exchange notes excludes, among other things, the effects of our restructuring actions, which are a material component of other operating items, net presented above.

(2) The ratio of earnings to fixed charges was calculated by dividing the sum of earnings (income before provision for income taxes adjusted for distributed income of equity investees and minority interests) plus fixed charges, divided by fixed charges. Fixed charges includes interest expense (as reported) and imputed interest on our lease commitments.

On a pro forma basis after giving effect to the issuance and sale of the old notes and the application of the net proceeds from the sale to reduce our outstanding indebtedness by approximately $292 million, the ratio of earnings to fixed charges would have been 2.7x for the year ended June 30, 2003 and 3.8x for the six months ended December 31, 2003.

(3) As adjusted interest expense includes a one-time write-off of deferred financing fees in connection with the partial repayment of the term loan portion of our senior credit facilities and amortization of deferred financing costs.

(4) Total debt is defined as loans and notes payable (current debt) plus long-term debt (non-current debt).

(5) Working capital is defined as current assets minus current liabilities.

Risk factors

You should carefully consider the following factors in addition to the other information set forth in this prospectus and the documents incorporated by reference in this prospectus before deciding to exchange your old notes for the exchange notes. Any of the following risks could have a material adverse effect on our business, financial condition or results of operations or on our ability to satisfy our obligations under the exchange notes.

Risks related to our business

We cannot assure you that we will attain the goal of our two-year strategic plan of sustainable revenue and operating profit growth by fiscal year 2005.

In July 2003, we announced the initiation of a two-year strategic plan, with a goal of achieving sustainable revenue and operating profit growth by our fiscal year 2005. Components of that plan include $20 million of incremental investment spending in business initiatives for fiscal 2004 that are intended to help drive revenue and profit growth in fiscal year 2005 and beyond; reducing fixed costs, primarily through overhead reduction, by a minimum of $70 million by fiscal year 2005; reducing marketing activity in the near term to stabilize our active customer base and improve the margins of our International businesses; and driving revenue growth by investing in new products, expanding customer acquisition channels and increasing interdivisional selling opportunities. We intend to devote significant efforts and resources to achieving the goals of our new two-year strategic plan. However, we cannot assure you that our overall goal of sustainable revenue and operating profit growth by fiscal year 2005 or the components of the two-year strategic plan will be achieved. For information concerning our recent results and the status of our performance against the plan, see “Summary— Strategic initiatives and outlook.” The failure to achieve the overall goal and/or the components of the two-year strategic plan could have a material adverse effect on our results of operations and financial condition.

We may face difficulties in achieving the proper balance between circulation rate base and advertising revenues.

Like most companies that publish magazines, we must balance our circulation rate base goals, in particular those for the U.S. Reader’s Digest magazine, with our advertising revenue objectives. As part of our two-year strategic plan and in an effort to achieve a sustainable stream of desirable new customers for Reader’s Digest, which we believe will result in improved circulation profitability, we reduced its circulation rate base from 11 million to 10 million, effective January 2004. This effort requires both a well-managed reduction of the rate base and the successful attraction of new customers through our marketing techniques. Following legislative and regulatory developments in the United States and agreements with various state attorneys general, we have completely discontinued the use of large cash prize sweepstakes as a marketing method for our U.S. magazines. Therefore, we rely on other marketing techniques to attract and retain magazine subscribers, which may not be as effective as sweepstakes. We cannot assure you that we will successfully attract and retain magazine subscribers in an economically efficient manner. Failure to do so could require further adjustments to our rate base resulting in reduced revenues, which could materially and adversely affect our results of operations and financial condition.

Failure to efficiently manage our direct marketing initiatives or to protect the integrity of our customer databases could negatively affect our business.

One of our most valuable assets is our customer list, which is a database containing information about our current and prospective customers. We rely on this database to develop and implement our direct marketing initiatives. Managing the frequency of our direct marketing initiatives and delivering appropriately tailored products in such initiatives is crucial to maintaining and increasing our customer base and achieving adequate results from our direct marketing efforts. Enhancing the database, maintaining the ability to utilize the information available from the database, properly utilizing the available information, protecting that database from corruption and/or competitive appropriation, and maintaining the security of the database are critical to the success of our business and our failure to do so could materially and adversely affect our results of operations and financial condition.

Changes in privacy law could adversely affect our ability to effectively market our products.

We rely on a variety of direct marketing techniques, including mass mailings, telemarketing and e-mail. Recent initiatives, such as the National Do Not Call Registry operated by the Federal Trade Commission (or the “FTC”) and the Federal CAN-SPAM Act of 2003, have created some concern regarding the effectiveness of such techniques going forward. We have received a letter from the FTC inquiring whether our business practices comply with regulations regarding telemarketing and the National Do Not Call Registry, as well as regulations regarding so-called negative option plans and unordered merchandise. For more information, see “Business— Marketing.” Such initiatives as well as any related changes in law could force us to reevaluate our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies. We also buy lists of potential customers from third parties and market to the individuals on these lists directly. If the purchase of these lists were outlawed or otherwise restricted, either domestically, abroad or both, our ability to attract new customers and introduce them to our products could be materially and adversely affected.

Legal and regulatory changes could negatively affect our use of sweepstakes to attract new and returning customers in our International Business and our Books and Home Entertainment business.

We currently rely on the use of sweepstakes as an important component of most of our direct marketing techniques in attracting and retaining customers in our international markets. If significant legislative or regulatory restrictions on these techniques occur abroad, we will be forced to revise our marketing practices in those markets. There is no guarantee that revised practices would yield positive results, and their failure could materially and adversely affect our results of operations and financial condition.

We also rely on the use of sweepstakes as an important component of our direct marketing efforts in our U.S. Books and Home Entertainment business. Recent legislative and regulatory developments and agreements with state attorneys general in the United States have reduced the effectiveness of sweepstakes as a marketing method. As a result, we have increasingly tested other direct marketing techniques in an effort to diversify our overall marketing strategy in our Books and Home Entertainment business and to attract and retain new customers of this business. There is no guarantee that non-sweepstakes marketing techniques will be as effective as sweepstakes were. If we fail to effectively utilize alternative marketing techniques in our Books and Home Entertainment business, our business may be materially and adversely affected.

Our inability to successfully achieve the expected benefits of acquisitions and other ventures could adversely affect us.

We seek to integrate newly acquired businesses in an efficient manner, with a focus on attaining the benefits envisioned when those businesses were acquired. However, we cannot assure you that we will be able to achieve the expected benefits of our acquisitions and ventures. Our future operating results may depend to a significant degree on our ability to address these issues.

From time to time, we have also entered into strategic alliances and joint ventures, particularly within the financial services marketing areas of insurance, credit products and investment products. We continue to seek partners for alliances and joint ventures of this type. However, we cannot assure you that our existing joint ventures and alliances will perform as expected or that we will be able to consummate new alliances and joint ventures. Failure to do so could materially and adversely affect our results of operations and financial condition.

We operate in highly competitive industries and must launch new products to attract new and younger customers to augment and replenish our maturing customer base while maintaining the quality of existing products.

We operate in highly competitive industries. Numerous well-established and smaller entrepreneurial companies produce, market and sell products that compete with the products that our businesses offer. Our magazines compete with other magazines for subscribers and with all media, including television, radio, newspapers and the Internet, for advertising. Our Books and Home Entertainment and Books Are Fun businesses compete with companies selling similar products at retail outlets, through direct and display marketing and on the Internet. QSP competes with companies selling similar products through fundraising services, direct marketing and retail outlets.

Our success in attracting and retaining new and younger consumers to augment and replenish our maturing customer base depends in large part on our ability to identify customer trends and preferences and to develop new products across our business lines and acquire new products in our display marketing businesses in response to those trends and preferences. If we fail to launch a broadly appealing mix of new products, we may not be able to attract new customers and it is possible that our existing customers will seek product offerings from our competitors, which could materially and aversely affect our results of operations and financial condition.

Expanding our business in new markets outside of the United States will require us to compete with established local businesses that may be better situated to operate in those markets.

We are committed to expanding our business internationally. As we enter new markets we must compete with established local competitors that may be more familiar with the particular tastes of the consumers in such markets. We cannot guarantee that we will be successful. If we fail to compete effectively, our expansion opportunities could be limited and our results of operations and financial condition could be materially and adversely affected.

Sustained economic weakness in the United States and abroad could negatively affect our business.

We derive a portion of our revenues from the sale of advertising in our publications. Our advertising revenues are susceptible to fluctuations in economic cycles. The recent global and national economic downturn has had an adverse impact on our revenues generally and our advertising revenues specifically. Future sustained economic weakness or future economic business cycles that are not favorable to us could materially and adversely affect our results of operations and financial condition.

The majority of our products are recreational in nature and, therefore, involve discretionary spending on the part of consumers. This makes our products particularly sensitive to economic cycles. As a result, sustained economic weakness in the United States or in Europe and in other markets where we generate a significant amount of our revenues, would likely further reduce consumer spending in our markets and negatively affect our business, which could materially and adversely affect our results of operations and financial condition.

Currency exchange rate fluctuations could reduce our revenue and net income.

In fiscal 2003, we generated 45% of our revenue in markets outside of the United States. We purchase the majority of our inventory and raw materials primarily in the United States in U.S. dollars. In preparing our financial statements, we translate revenues and expenses in foreign countries from their local currencies into U.S. dollars using weighted average exchange rates. If the U.S. dollar strengthens relative to local currencies, our reported revenues, gross profits and net income will likely be reduced. Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition.

Increases in paper prices or postage costs could negatively affect our results.

Because the price of paper and postage are two of our largest operating expenses, our income may be reduced by increases in either paper or postage prices.

Paper is the principal raw material used in our business. We expensed approximately $102 million in paper in fiscal 2003 which accounted for approximately 4.4% of our operating expenses. The price of paper may fluctuate significantly in the future. Although we have attempted to ensure adequate, competitively priced, long-term supplies of paper, changes in the market supply of or demand for paper could affect delivery times and prices. We cannot be sure that we will continue to have access to paper in the necessary amounts or at reasonable prices or that any increases in the cost of paper will not have a material adverse effect on our business.

We expensed approximately $261 million in postal services in fiscal 2003, which accounted for approximately 11.4% of our operating expenses. We generally use the United States Postal Service or United Parcel Service in the United States and a variety of carriers outside of the United States. Postage costs increase periodically and can be expected to increase in the future. Higher postal rates or other delivery charges usually increase the total cost of our products to the customers, which may have a negative effect on sales. As a result, we may strategically determine not to pass on all or a portion of these increases to the customers and, therefore, absorb the impact of the increases ourselves.

We may not be able to obtain at favorable prices the third-party products that we sell.

Our profit margins in Books Are Fun and QSP businesses are highly dependent on the costs to obtain the books, gifts and magazine products that they sell. Although these products have been available on negotiated, competitive terms in the past, there can be no assurance that we will have access to these products at comparable prices in the future.

A failure by QSP to meet minimum purchase requirements in one of its agreements could materially and adversely affect our financial condition and/or results of operations.

QSP entered into a long-term licensing agreement with World’s Finest Chocolate, Inc. in May 2000 pursuant to which QSP is licensed to sell World’s Finest Chocolate products as part of QSP’s fundraising support business. The agreement was amended in 2002 to reduce the minimum purchase requirements and extend the term of the agreement. Under the agreement, QSP must satisfy estimated minimum annual purchase requirements of chocolate products ranging from approximately $55 million in fiscal 2004 to approximately $69 million in each year from fiscal 2008 to fiscal 2020. For additional information about this agreement, see Note 9 to our unaudited Consolidated Condensed Financial Statements, which are included elsewhere in this prospectus. QSP is required to meet these minimum annual purchase requirements regardless of whether QSP would otherwise use that amount of World’s Finest Chocolate products in the operation of its business. Although QSP has satisfied these minimum purchase requirements as reduced by the 2002 amendment to date, there can be no assurance that QSP will be able to satisfy these minimum requirements throughout the remainder of the term of the agreement. A significant failure of QSP to meet the minimum annual purchase requirements under the agreement could materially and adversely affect our results of operations and financial condition.

We may not be able to retain or attract the key management, creative, editorial, marketing and sales personnel that we need to remain competitive and grow.

We operate in a number of highly visible industry segments where there is intense competition for experienced and highly effective key employees. Our successful operations in these segments may increase the market visibility of members of our key management and creative and editorial teams and result in their recruitment by other businesses.

We depend on our ability to identify, hire, train and retain qualified and effective personnel. A loss of a significant number of skilled creative and editorial personnel could have a negative effect on the quality of our products. Similarly, a loss of a significant number of experienced and effective sales personnel would likely result in fewer sales of our products and could materially and adversely affect our results of operations and financial condition. We expend significant resources and management time in identifying and training our creative, editorial, marketing and sales personnel. Our ability to recruit, train and retain qualified and effective personnel in these areas depends, however, on numerous factors, including factors that we cannot control, such as competition and conditions in the local employment markets in which we operate.

Furthermore, we depend on the continued services of our senior management team. This team is familiar with our industries and our business strategies and the departure of key management personnel could adversely affect our business, which could materially and adversely affect our results of operations and financial condition.

Increases in sales or other taxes could reduce our revenues.

In some markets, our products are subject to local and national sales taxes and other taxes such as value added taxes. Higher taxes will either increase the cost of our products to consumers, which could have a negative effect on the sales of our products, or reduce profit margins on these products if we do not pass on the increase to consumers. This could materially and adversely affect our business.

Our businesses are susceptible to being adversely affected by weather-related events.

The nature of our businesses makes them susceptible to being adversely affected by weather-related events, over which we have no control. Since a significant portion of our business relies on the postal service network for delivery of products and for marketing activity, disruption of postal delivery services due to severe weather, such as floods and snowstorms, has in the past and may in the future adversely affect our results. Severe weather can also negatively impact other aspects of our business. In the past, severe weather has caused the cancellation of a significant number of corporate and school events run by Books Are Fun and also unfavorably affected QSP’s marketing activities. Our businesses are largely seasonal, with more marketing activity occurring during the Northern Hemisphere’s fall and early winter. Weather-related events in the future could adversely affect our businesses, which could materially and adversely affect our results of operations and financial condition.

Other disruptions in the postal delivery process, such as those relating to anthrax scares, may adversely affect our business.

The anthrax mail scares that followed the September 11, 2001 terrorist attacks adversely affected our home direct mail marketing efforts in the United States, as mail was delivered late and recipients in many cases did not open our marketing materials that were mailed to them. Future events that significantly adversely affect mail processes could similarly adversely affect our marketing efforts, which could materially and adversely affect our results of operations and financial condition.

Risks related to the exchange notes and this exchange offer

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

As of December 31, 2003, we had approximately $797.9 million of outstanding indebtedness under our existing senior term credit facility, which we refer to as our Term Loan. In addition, we had $192.5 million of borrowings available under our existing senior revolving credit facility, which we refer to as our Revolving Credit Facility, having drawn down no amounts, as of December 31, 2003. Borrowings under these existing credit facilities, which we refer to collectively as our 2002 Credit Facilities, are secured by substantially all of our assets and are subject to various financial and non-financial covenants. For additional information, see “Description of certain indebtedness.” While the net proceeds of the sale of the old notes were used to repay approximately $292 million of our indebtedness under our Term Loan, we continue to be highly leveraged. This level of indebtedness could have important consequences to you, including the following:

• it may limit our ability to borrow money for capital expenditures, acquisitions, debt service requirements and general corporate or other purposes;

• it may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

• we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

• it may make us more vulnerable than a less leveraged company to a downturn in our business or in the economy;

• in the years when our 2002 Credit Facilities mature, a substantial portion of our cash flow from operations will be dedicated to the repayment of indebtedness under our 2002 Credit Facilities, including indebtedness that we may incur in the future, and will not be available for other purposes; and

• there would be a material adverse effect on our business, results of operations and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

In addition, borrowings under our 2002 Credit Facilities bear interest at a rate that is required to be reset from time to time for periods of up to six months. The interest rate is based in part on our credit ratings and LIBOR, the prime rate or the federal funds rate then in effect. Decreases in our credit ratings or increases in LIBOR, the prime rate or the federal funds rate could result in an increase in our interest rates, which would increase our interest payment obligations and could have an adverse effect on us.

Despite our substantial indebtedness, we may still incur more debt and continue to pay dividends to our shareholders. This could exacerbate the risks described above.

The terms of our 2002 Credit Facilities and the exchange notes will permit us and our subsidiaries to incur additional indebtedness in the future and to continue paying dividends to our shareholders, in the discretion of our Board of Directors, subject to certain limitations. As of December 31, 2003, giving effect to the application of the net proceeds of the sale of the old notes to repay approximately $292 million of our 2002 Credit Facilities, we would have had $192.5 million available for additional borrowing under our Revolving Credit Facility. See “Description of certain indebtedness.”

To service our indebtedness, including the exchange notes, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the exchange notes, will depend on our ability to generate cash from our operations in the future and manage our working capital. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our Revolving Credit Facility will be adequate to meet our future liquidity needs for the foreseeable future.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our 2002 Credit Facilities or any replacement credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance or restructure all or a portion of our indebtedness, including the exchange notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our 2002 Credit Facilities and the exchange notes, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or forgoing, reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms, or at all.

The right of holders of exchange notes to receive payments on the exchange notes is effectively subordinated to the rights of our existing and future secured creditors.

Holders of any of our secured indebtedness will have claims that are prior to your claims as holders of the exchange notes to the extent of the value of the assets securing that other indebtedness. Borrowings under our 2002 Credit Facilities are secured by substantially all of our assets and the assets of certain subsidiaries. As of December 31, 2003, we had approximately $797.9 million of secured indebtedness outstanding under our 2002 Credit Facilities. As of such date, after giving effect to the use of the net proceeds of the sale of the old notes to repay approximately $292 million of such facilities, we would have had approximately $505.9 million of secured indebtedness outstanding, and approximately $192.5 million would have been available for additional secured borrowing under our Revolving Credit Facility. The exchange notes will be effectively subordinated to all such secured indebtedness to the extent of the value of its collateral. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have a prior claim to the assets that constitute their collateral. Holders of the exchange notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the respective notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the exchange notes. As a result, holders of exchange notes may receive less, ratably, than holders of secured indebtedness.

The exchange notes are effectively subordinated to the claims of the creditors of our subsidiaries.

The exchange notes are not guaranteed by our subsidiaries. In the event of an insolvency, liquidation, dissolution, reorganization, or similar proceeding of any of our subsidiaries, creditors of each of these subsidiaries, including trade creditors, would be entitled to payment in full from that subsidiary’s assets and earnings before such assets and earnings may be distributed to us to service payments on the exchange notes. Since the exchange notes are not obligations of our subsidiaries, our rights to the assets of any of our subsidiaries upon liquidation or reorganization (and consequently the right of the exchange note holders to participate in the distribution of the proceeds from those assets) will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. As of December 31, 2003, other than the debt outstanding under our 2002 Credit Facilities, our subsidiaries had no material debt outstanding.

Certain covenants contained in the indenture will not be applicable during any period in which the exchange notes are rated investment grade by both Standard & Poor’s and Moody’s.

The indenture will provide that certain covenants will not apply to us during any period in which the notes are rated investment grade by both Standard & Poor’s and Moody’s. The covenants restrict, among other things, our ability to incur debt, pay dividends, sell assets and enter into other transactions. We cannot assure you that the notes will ever be rated investment grade, or that if they are rated investment grade, the notes will maintain such rating. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force and any such actions that we take while these covenants are not in force will be permitted even if the notes are subsequently downgraded below investment grade. See “Description of the exchange notes—Certain covenants—Suspension Period.”

Restrictive covenants in our credit facilities and the indenture governing the notes may restrict our ability to pursue our business strategies.

Our 2002 Credit Facilities and, in some cases, the indenture governing the notes will limit our ability, among other things, to:

• incur additional indebtedness;

• issue preferred stock;

• incur liens;

• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

• sell assets, including capital stock of subsidiaries;

• pay dividends or make distributions in respect of our capital stock or make certain other restricted payments or investments, subject to certain exceptions;

• make certain types of investments, loans, guarantees or acquisitions;

• enter into transactions with our affiliates;

• agree to payment restrictions affecting our subsidiaries; and

• make capital expenditures.

In addition, our 2002 Credit Facilities require us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the indenture governing the notes and the agreements governing our 2002 Credit Facilities could:

• limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

• adversely affect our ability to finance our operations, strategic acquisitions, investment or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreements governing our 2002 Credit

Facilities. If a default occurs, the lenders under our 2002 Credit Facilities may declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable.

This would result in an event of default under the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If the indebtedness under our 2002 Credit Facilities and the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness. See “Description of the exchange notes—Events of default” and “Description of certain indebtedness.”

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture governing the notes.

Upon the incurrence of specific kinds of change of control events, we may need to refinance a large amount of our debt, including the notes and borrowings under our 2002 Credit Facilities. If a change of control occurs, we must offer to purchase the notes for a price equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the notes upon a change of control. In addition, our 2002 Credit Facilities prohibit us from repurchasing the notes until we first repay our 2002 Credit Facilities in full. If we fail to repurchase the notes in that circumstance, we will go into default under the indenture governing the notes and under our 2002 Credit Facilities. Any future debt that we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of our debt obligations. The purchase requirements contained in our debt instruments could also delay or make it harder for others to effect a change of control. However, certain other corporate events, such as a leveraged recapitalization that would increase our level of indebtedness, would not necessarily constitute a change of control under the indentures governing the notes. See “Description of certain indebtedness” and “Description of the exchange notes—Change of control.”

Your ability to resell the exchange notes may be limited by a number of factors; prices for the exchange notes may be volatile.

The exchange notes will be a new class of securities for which there currently is no established market, and we cannot assure you that any active or liquid trading market will develop for these exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or on any automated dealer quotation system. Although we were informed by each of the initial purchasers of the old notes that such initial purchasers intended to make a market in the old notes and, if issued, the exchange notes, none of the initial purchasers is obligated to do so and any market-making may be discontinued at any time without notice. If a market for the exchange notes were to develop, the exchange notes could trade at prices that may be higher or lower than reflected by the initial offering price of the old notes, depending on many factors, including among other things:

• changes in the overall market for high-yield securities;

• changes in our business, financial performance or prospects;

• the prospects for companies in our industry generally;

• the number of holders of the exchange notes;

• the interest of securities dealers in making a market for the exchange notes; and

• prevailing interest rates.

In addition, the market for non-investment grade indebtedness has been historically subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market for the exchange notes, if any, may be subject to similar disruptions. Any such disruption could adversely affect the value of your exchange notes.

If you do not exchange your old notes, they may be difficult to resell.

It may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will continue to be subject to the restrictions on transfer described in the legend on the global security representing the old notes. These restrictions on transfer exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for exchange notes will remain restricted securities. Accordingly, those old notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

To the extent any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes that remain outstanding after the exchange offer would be adversely affected due to a reduction in market liquidity.

Exchange offer

Purpose and effect of the exchange offer

In connection with the issuance of the old notes on March 3, 2004, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to commence the exchange offer. A copy of the registration rights agreement is an exhibit to the registration statement of which this prospectus is a part. Under the registration rights agreement, we agreed to file and cause to become effective a registration statement with respect to an offer to exchange the old notes for the exchange notes. We also agreed to use reasonable best efforts to cause the exchange offer to be consummated within 120 days following the original issuance of the old notes. We are making the exchange offer to comply with our contractual obligations under the registration rights agreement. Except under limited circumstances described under “Description of the exchange notes—Registration rights,” upon completion of the exchange offer, our obligations with respect to the registration of the old notes will terminate. In addition, each broker-dealer that receives exchange notes for its own account in exchange for the old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must represent that it will deliver a prospectus in connection with any resale of such exchange notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of the old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Terms of the exchange offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, which together constitute the exchange offer, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date unless we extend the exchange offer as described in this prospectus. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. The old notes may be tendered only in integral multiples of $1,000. The exchange notes will be delivered on the earliest practicable date following the exchange date.

Interest on the exchange notes will accrue from the last payment date on which interest was paid on the old notes surrendered in exchange therefor or, if no interest has been paid on the old notes surrendered, from March 3, 2004. Accordingly, holders of exchange notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from March 3, 2004. Old notes accepted for exchange will not accrue interest from the last payment date on which interest was paid on the old notes or, if no interest was paid on the old notes surrendered, March 3, 2004. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of accrued interest on such old notes otherwise payable on any interest payment date which occurs on or after the consummation of the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except:

• the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends;

• the exchange notes will not be entitled to registration rights under the registration rights agreement; and

• the exchange notes will not have the right to earn special interest under circumstances relating to our registration obligations.

The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, both the old notes and the exchange notes will be treated as a single series of debt securities under the indenture. For a description of the indenture, see “Description of the exchange notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange and not withdrawn. As of the date of this prospectus, $300 million aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange as promptly as practicable on or after the date of acceptance for exchange of the old notes.

Holders that tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. You should read “—Fees and expenses” for more details regarding fees and expenses incurred in the exchange offer.

Expiration of the exchange offer; extensions; amendments

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2004. We can extend the exchange offer in our sole discretion, in which case the term “expiration date” means the latest date and time to which we extend the exchange offer. If we decide to extend the exchange offer, we will then delay acceptance of any old notes by giving notice of an extension as described below. During any extension period, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. We will return any old notes not accepted for exchange to the tendering holder after the expiration or termination of the exchange offer.

Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions described below under “—Conditions.” We may decide to waive any of the conditions in our discretion. Furthermore, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. By press release or other public announcement, we will give oral or written notice of any extension, amendment, non-acceptance or termination as promptly as practicable. Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

We reserve the right to amend the terms of the exchange offer in any manner. If we amend the exchange offer in a manner that we determine constitutes a material change, we will disclose the amendment by means of a prospectus supplement. If we make such a material change less than five to ten business days, depending on the significance of the amendment, before the expiration of the exchange offer, we will extend the offer so that you have at least five to ten business days to tender or withdraw. We will notify you of any extension of the exchange offer by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time.

Conditions

Despite any other term of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any exchange notes and, as described below, may terminate the exchange offer, or may waive any of the conditions to or amend the exchange offer, if the exchange offer, in our judgment, is not available or may not be completed in a timely manner because it would violate a law, statute, rule, or regulation, order, or SEC staff interpretation.

These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them. If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. See “—Expiration of the exchange offer; extensions; amendments” above. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

We will not accept for exchange any old notes tendered and will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

• the representations described under “—Procedures for tendering” and “Plan of distribution”; and

• any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

Procedures for tendering

We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. A holder need not submit a letter of transmittal if the holder tenders old notes in accordance with the procedures mandated by DTC’s Automated Tender Offer Program (“ATOP”). To tender old notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must comply with all applicable procedures of DTC and either:

• complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

• in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

• the exchange agent must receive the old notes along with the letter of transmittal; or

• with respect to the old notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below; or

• the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange agent” before expiration of the exchange offer. To receive confirmation of valid tender of the old notes, a holder should contact the exchange agent at the telephone number listed under “—Exchange agent.”

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of the old notes held by this holder, this tendering holder should fill in the applicable box of the letter transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If the old notes, the letter of transmittal or any other required documents are physically delivered to the exchange agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use a nationally recognized U.S. overnight delivery service or a hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes, bond powers, certificates or separate written instruments of transfer or exchange are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons must so indicate when signing. Unless we waive this requirement, they must also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

• the old notes or a timely book-entry confirmation that the old notes have been transferred into the exchange agent’s account at DTC; and

• a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain additional copies of the applicable letter of transmittal for the old notes from the exchange agent at its offices listed under “—Exchange agent.” By signing the letter of transmittal, or causing DTC to transmit an agent’s message to the exchange agent, each tendering holder of old notes will represent to us that, among other things:

• any exchange notes to be received by the holder will be acquired in the ordinary course of its business;

• the holder is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes;

• the holder is not our “affiliate” (as defined in Rule 405 under the Securities Act);

• if the holder is a broker-dealer that receives exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it will deliver a prospectus in connection with any resale of these exchange notes;

• if the holder is a broker-dealer, that it did not purchase the old notes to be exchanged for the exchange notes from us in the initial offering of the old notes; and

• the holder is not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

DTC book-entry transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus.

With respect to the old notes, the exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize the DTC ATOP procedures to tender old notes.

With respect to the old notes, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the old notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Guaranteed delivery procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

•  the tender is made through an eligible guarantor institution;

•  before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

• setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

• stating that the tender is being made by guaranteed delivery; and

• guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•  the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC, or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange agent.”

Any notice of withdrawal must:

• specify the name of the person who tendered the old notes to be withdrawn;

• identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

• where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

• the serial numbers of the particular certificates to be withdrawn; and

• a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution, unless the withdrawing holder is an eligible guarantor institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those old notes will be credited to an account maintained with DTC, for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn old notes by following one of the procedures described under “—Procedures for tendering” above at any time on or before expiration of the exchange offer.

A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under “—Exchange agent.”

Resale of exchange notes

Under existing interpretations of the Securities Act by the staff of the SEC contained in several “no-action” letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “Exchange offer—Procedures for tendering”). However, any holder of old notes that is one of our “affiliates” (as defined in Rule 405 under the Securities Act), that does not acquire the exchange notes in the ordinary course of business, that intends to distribute the exchange notes as part of the exchange offer, or that is a broker-dealer who purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (1) will not be able to rely on the interpretations of the staff of the SEC and (2) in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

With regard to broker-dealers, only broker-dealers that acquired the old notes for their own accounts as a result of market-making activities or other trading activities may participate in the exchange offer. Each such broker-dealer that receives exchange notes for its own account in exchange for the old notes must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please see “Plan of distribution” for more details regarding the transfer of exchange notes.

Exchange agent

JPMorgan Chase Bank has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

To: JPMorgan Chase Bank (as “Exchange Agent”)

By Mail:

(Registered or Certified Mail is recommended)
JPMorgan Chase Bank,
as Exchange Agent
ITS Bond Events
P.O. Box 2320
Dallas, TX 75221
Attention: Frank Ivins

By Hand or Overnight Courier:

JPMorgan Chase Bank,
as Exchange Agent
ITS Bond Events
2001 Bryan Street
9th Floor
Dallas, TX 75201

Attention: Frank Ivins

By Facsimile Transmission (for Eligible Institutions Only):

(214) 468-6494
Attention: Frank Ivins

Confirm by Telephone:

(214) 468-6464

Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by facsimile transmission, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

          •  SEC registration fees;

          •  fees and expenses of the exchange agent and trustee;

          •  our accounting and legal fees; and

          •  our printing and mailing costs.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

• certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

• exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

• tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

• a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount, less unamortized discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Consequences of failure to tender

All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

(A) (1) to a person who the seller reasonably believes is a Qualified Institutional Buyer within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A;

(2) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act;

(3) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available);

(4) to an Institutional Accredited Investor in a transaction exempt from the registration requirements of the Securities Act;

(5) pursuant to an effective registration statement under the Securities Act; or

(6) to us (upon redemption or otherwise); and

(B) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

Use of proceeds

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated March 3, 2004, by and among us and the initial purchasers of the old notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange for the exchange notes the old notes in like principal amount. We will retire and cancel all of the old notes tendered in the exchange offer.

Capitalization

The following table sets forth our capitalization as of December 31, 2003:

•  on an actual basis; and

•  on an as adjusted basis to give effect to the sale of the old notes and application of the net proceeds from the sale to reduce the outstanding indebtedness under our Term Loan by approximately $292 million.

You should read this table together with the financial information included in, and incorporated by reference in, this prospectus. See “Selected consolidated financial information,” “Management’s discussion and analysis of financial condition and results of operations,” our audited Consolidated Financial Statements and the Notes thereto, our unaudited Consolidated Condensed Financial Statements and the Notes thereto and “Available information.”

	December 31, 2003

(Dollars in millions)	Actual	As adjusted

Cash and cash equivalents	$68.4	$68.4

Total debt:
2002 Credit Facilities:
Revolving Credit Facility[1]	$-	$-
Term Loan	797.9	505.9
Other debt[2]	0.2	0.2
Old notes	-	300.0

Total debt	798.1	806.1
Stockholders’ equity	458.1	458.1

Total capitalization	$1,256.2	$1,264.2

(1) The maximum borrowing allowed under our Revolving Credit Facility is $192.5 million.

(2) International lines of credit and overdraft facilities totaled $34.6 million at December 31, 2003, of which no amounts were outstanding at such date. These lines of credit are renewed annually.

Selected consolidated financial information

The following table presents our selected historical consolidated financial data. The selected historical financial data as of June 30, 2003 and 2002 and for each of the years in the three-year period ended June 30, 2003 have been derived from our audited Consolidated Financial Statements and related Notes, which are included elsewhere in this prospectus. The selected historical financial data as of June 30, 2001, 2000 and 1999 and for the years ended June 30, 2000 and 1999 were derived from our audited Consolidated Financial Statements and related Notes, which are not included in, or incorporated by reference in, this prospectus. The selected historical financial data as of December 31, 2003, and for the six months ended December 31, 2003 and 2002 has been derived from our unaudited Consolidated Condensed Financial Statements and related Notes, which are included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting of normal and recurring accruals, necessary to present fairly the data for such periods. The selected historical financial data as of December 31, 2002 was derived from our unaudited Consolidated Condensed Financial Statements and related Notes, which are not included in, or incorporated by reference in, this prospectus. The results of operations for the six months ended December 31, 2003 and 2002 should not be regarded as indicative of our results for the full fiscal year.

Certain financial data as of June 30, 2001, 2000 and 1999 and December 31, 2002 has been reclassified to conform to the current presentation. This information is only a summary and you should read it together with the financial information included in, and incorporated by reference in, this prospectus. See “Management’s discussion and analysis of financial condition and results of operations,” our audited Consolidated Financial Statement and the Notes thereto, our unaudited Consolidated Condensed Financial Statements and the Notes thereto and “Available information.”

						Six months ended
	Fiscal year ended June 30,					December 31,

(Dollars in millions)	2003	2002	2001	2000	1999	2003	2002

						(unaudited)
Statement of operations data:
Revenues	2,474.9	2,368.6	2,518.2	2,484.5	2,458.5	1,291.1	1,347.7
Product, distribution and editorial expenses	(1,002.2)	(947.7)	(971.2)	(907.1)	(962.6)	(518.4)	(529.1)
Promotion, marketing and administrative expenses	(1,293.8)	(1,236.5)	(1,299.6)	(1,320.2)	(1,328.9)	(663.1)	(672.8)
Other operating items, net	(39.8)	(26.7)	(18.4)	(3.4)	(37.9)	(9.1)	2.8

Operating profit	139.1	157.7	229.0	253.8	129.1	100.5	148.6
Other (expense) income, net	(38.7)	(17.1)	(41.2)	(19.1)	82.6	(17.6)	(23.2)

Income before provision for income taxes	100.4	140.6	187.8	234.7	211.7	82.9	125.4
Provision for income taxes	(39.1)	(49.4)	(55.7)	(90.0)	(85.1)	(29.8)	(46.4)

Income before cumulative effect of accounting change	61.3	91.2	132.1	144.7	126.6	53.1	79.0
Effect of accounting change, net of tax provision of $15.2	-	-	-	-	25.3	-	-

Net income	61.3	91.2	132.1	144.7	151.9	53.1	79.0

											Six months ended
	Fiscal year ended June 30,										December 31,

(Dollars in millions)	2003		2002		2001		2000		1999		2003		2002

											(unaudited)
Other financial data:
EBITDA[1]	211.6		195.1		262.9		287.8		286.4		139.4		182.9
Interest expense	46.5		18.6		18.3		5.6		5.7		24.3		25.5
Depreciation and amortization	64.7		35.9		56.8		47.5		43.7		32.2		32.0
Capital expenditures	15.7		24.6		43.5		34.3		26.3		8.5		6.6
Dividend payments	21.0		21.3		21.9		22.6		41.5		10.3		10.6
Stock repurchases	101.7		64.1		34.1		133.5		-		-		101.7
Ratio of earnings to fixed charges [2]	3.0	x	7.0	x	10.2	x	22.9	x	19.3	x	4.2	x	5.5	x
Balance sheet data: (as of end of period)
Cash and cash equivalents	51.3		107.6		35.4		49.7		413.4		68.4		68.0
Total current assets	788.0		852.9		760.7		734.1		1,136.5		873.0		936.6
Total current liabilities	881.2		970.0		843.8		876.1		892.3		943.9		963.3
Working capital[3]	(93.2)		(117.1)		(83.1)		(142.0)		244.2		(70.9)		(26.7)
Total assets	2,599.5		2,691.9		1,665.2		1,707.2		1,622.3		2,651.1		2,747.5
Total debt[4]	866.0		950.7		170.1		97.3		2.6		798.1		949.7
Total stockholders’ equity	400.3		471.9		459.8		478.8		385.1		458.1		442.4

(1) EBITDA is defined as net income before interest expense, income taxes and depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for net income or as a measure of our operating performance or profitability. EBITDA is a measure used by our management in evaluating our profitability and cash-generating ability as it excludes significant non-cash expenses, such as depreciation and amortization. We understand that such information is considered by certain investors to be an additional basis for evaluating a company’s ability to pay interest and repay debt. EBITDA measures presented herein may not be comparable to similarly titled measures of other companies due to differences in methods of calculation.

A reconciliation of net income to EBITDA is set forth in the following table.

						Six months ended
	Fiscal year ended June 30,					December 31,

(Dollars in millions)	2003	2002	2001	2000	1999	2003	2002

						(unaudited)
EBITDA reconciliation:
Net income	61.3	91.2	132.1	144.7	151.9	53.1	79.0
Interest expense	46.5	18.6	18.3	5.6	5.7	24.3	25.5
Income taxes	39.1	49.4	55.7	90.0	85.1	29.8	46.4
Depreciation and amortization	64.7	35.9	56.8	47.5	43.7	32.2	32.0

EBITDA	211.6	195.1	262.9	287.8	286.4	139.4	182.9

The definition of EBITDA used in our 2002 Credit Facilities and the indenture governing the exchange notes is different from that used here. See “Description of certain indebtedness” and “Description of the exchange notes—Certain definitions.” EBITDA used in our 2002 Credit Facilities and the indenture governing the exchange notes excludes, among other things, the effects of our restructuring actions, which are a material component of other operating items, net presented above.

(2) The ratio of earnings to fixed charges was calculated by dividing the sum of earnings (income before provision for income taxes adjusted for distributed income of equity investees and minority interests) plus fixed charges, divided by fixed charges. Fixed charges includes interest expense (as reported) and imputed interest on our lease commitments.

On a pro forma basis after giving effect to the issuance and sale of the old notes and the application of the net proceeds from the sale to reduce our outstanding indebtedness by approximately $292 million, the ratio of earnings to fixed charges would have been 2.7x for the year ended June 30, 2003 and 3.8x for the six months ended December 31, 2003.

(3) Working capital is defined as current assets minus current liabilities.

(4) Total debt is defined as loans and notes payable (current debt) plus long-term (non-current debt).

Management’s discussion and analysis

of financial condition and results of operations

All references in this section to 2004, 2003, 2002 and 2001, unless otherwise indicated, are to fiscal year 2004, fiscal year 2003, fiscal year 2002 and fiscal year 2001, respectively. Our fiscal year represents the period from July 1 through June 30. All dollar amounts, other than per share data, are in millions.

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our consolidated results of operations and financial condition. Unless otherwise noted, the following discussion has been written excluding the effect of foreign currency translation. This discussion should be read in conjunction with our audited Consolidated Financial Statements and related Notes and our unaudited Consolidated Condensed Financial Statements and related Notes beginning on page F-1. Certain amounts and percentages do not recalculate exactly due to rounding. Operating results for any interim period are not necessarily indicative of the results for an entire year due to the seasonality of our business.

Modifications to our operating segments

During the fourth quarter of 2003 we modified our operating segments to reflect our new internal management organization. Each of our three segments (Reader’s Digest North America, Consumer Business Services and International Businesses) reports its results to our chief operating decision maker, who uses such information to assess segment performance. We have restated operating segment results of operations for prior periods to conform to our new operating segments. Additionally, we separately report Corporate Unallocated expenses, which include the cost of governance and other corporate-related expenses, as well as income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs. The new organization structure is designed to combine related businesses and facilitate efforts in leveraging best practices to significantly reduce overhead and operating costs. In addition, our new internal management and reporting structure provides greater transparency to our operating results.

Reader’s Digest North America

This segment comprises our operations in the United States and Canada that:

• Publish and market (primarily through direct marketing) Reader’s Digest magazine and several special interest magazines;

• Publish and market (primarily through direct marketing) the magazines and books of, and operate the complementary businesses of, Reiman Media Group, Inc., which we acquired on May 20, 2002; and

• Publish and market (primarily through direct marketing) Books and Home Entertainment products, which include Select Editions, series and general books, and music and video products related to some or all of the following affinities: reading, home and health, and entertainment.

All of these businesses have a common focus on the direct marketing aspect of new customer acquisition at a minimal cost. The performance of Reader’s Digest magazine and our special interest magazines is driven primarily by circulation revenues and, to a lesser extent, by advertising sales. The publications of Reiman Media Group have minimal advertising revenues, and accordingly, circulation is the primary driver of performance in this business. The results of our Books and Home Entertainment business are driven by its universe of active promotable customers, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Consumer Business Services

This segment comprises our operations that:

• Sell books and gift items by display marketing products on-site through independent sales representatives at schools and businesses through Books Are Fun, Ltd. in the United States and Canada;

• Sell our magazines and other publishers’ magazines and other products through youth fundraising campaigns of QSP, Inc. in the United States and Quality Service Programs Inc. in Canada (QSP Canada);

• Publish and market (primarily through retail channels as well as through Books Are Fun, Ltd. and QSP, Inc.) Books and Home Entertainment products of Young Families and Children’s Publishing;

• Promote our financial services marketing alliances in the United States and Canada; and

• Sold gifts and other merchandise through Gifts.com, Inc. (including Good Catalog Company), which ceased operations in 2002.

The primary focus of the Consumer Business Services segment is to grow revenues by selling products through non-direct marketing channels. The larger businesses in this segment are focused on expanding their sales forces, thereby increasing coverage of markets each serves. The performance of these businesses is driven by product selection, the number of accounts or events held, and the average sales per account or event.

International Businesses

This segment comprises our operations outside of the United States and Canada that:

• Publish and market (primarily through direct marketing) Books and Home Entertainment products (described above), Reader’s Digest magazine in numerous editions and languages and several special interest magazines; and

• Establish and develop the operations of our financial services marketing alliances and other new business development initiatives, including the introduction of display marketing and the Reiman publishing model.

The performance of these businesses is driven by similar factors to those in the Reader’s Digest North America segment except that results are more susceptible to changes in local market conditions due to the number of countries in which we operate. The results for Reader’s Digest magazine in international markets are driven principally by circulation and secondarily by advertising revenues. The results of our Books and Home Entertainment products in these markets is driven by its universe of active promotable customers, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Intercompany eliminations and corporate unallocated expenses

We present our segment revenues and operating profits on an arm’s-length basis, consistent with how we manage our operations and how our chief operating decision maker reviews our results. Revenues and expenses attributable to intercompany transactions are included in the results of our operating segments. Such amounts are eliminated (under the Intercompany Eliminations caption) to reconcile our operating segment amounts to consolidated amounts, as reported in our income statements. In addition to intercompany revenues and expenses, we separately report Corporate Unallocated expenses, which cover expenses that are not directly attributable to business unit performance. Corporate Unallocated expenses include the cost of governance and other corporate-related expenses, as well as income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs.

Strategic initiatives and outlook

In July 2003 we announced that we had initiated a two-year strategic plan to achieve sustainable revenue and operating profit growth by fiscal 2005. The major components of the plan are to:

• make $20 of incremental investment spending in 2004 in business initiatives that are intended to help drive revenue and operating profit growth in fiscal 2005 and beyond;

• reduce fixed costs, primarily through overhead reduction actions, by a minimum of $70 by fiscal 2005;

• reduce marketing activity in the near term to stabilize our active customer base while improving operating margins for our more mature businesses, such as most of our international operations and our U.S. Books and Home Entertainment operations; and

• drive revenue growth through investing in new products and new businesses (Reiman, Books Are Fun, QSP), expanding new customer acquisition channels and increasing inter-divisional selling opportunities in all of our businesses.

In 2004, we have made progress against our two-year plan, while steadily improving our already strong cash-flow generation. To track the progress of the plan in 2004, we previously identified 15 key metrics related to growth targets, operating performance, cost-reduction targets and investments. Under the plan, we expected that the initial phase would result in lower results during the first half of 2004, due to reduced marketing activity in international markets, timing of cost-reduction benefits and incremental investment spending, and that year-over-year growth would be achieved beginning in the second half of 2004. However, the decline at Books Are Fun and QSP was greater than anticipated. While we now expect modest revenue and profit growth for Consumer Business Services in the second half, it will not be enough to offset the first half decline. We believe that we remain on track to achieve most of our other metrics, including strong cash flow generation and debt reduction.

In January 2004, we announced our intention to pursue the sale and partial leaseback of our headquarters in Westchester County, New York. It is our intention to structure the sale to result in a significant cash inflow, a one-time gain and an ongoing reduction in our maintenance and other operating costs. We expect to use any net proceeds from the sale to repay a portion of outstanding indebtedness under our 2002 Credit Facilities.

Three-month period ended December 31, 2003, compared with three-month period ended December 31, 2002

Results of operations: Company-wide

Overview

The second quarter of the fiscal year is our most significant in terms of revenues and operating profit. The second quarter of 2004 marked a period of increased challenges for QSP and Books Are Fun, while Reader’s Digest magazine, our Special Interest Magazines and our U.S. Books and Home Entertainment business exhibited strong improvements in profit when compared with the second quarter of 2003. We continued to invest in Reiman, QSP and Books Are Fun and to implement plans to reduce unfavorable trends in International Businesses. Despite a difficult quarter, cash flow improved, enabling us to voluntarily pay down a portion of our outstanding long-term debt.

In 2003, we announced a plan to achieve sustainable revenue and profit growth by fiscal 2005. The plan included cost-reduction actions that were announced in the third and fourth quarters of 2003. In the second quarter of 2004, we announced additional actions (principally employee separations) necessary to complete certain restructuring and cost-reduction programs, primarily in our international markets.

Revenues

Revenues for the second quarter of 2004 decreased 4% to $796, compared with $831 for the second quarter of 2003. Excluding the impact of foreign currency translation, revenues decreased 9%. The decline in revenues was principally attributable to declines in International Businesses and Consumer Business Services. In addition, revenues for Reader’s Digest North America declined slightly.

We anticipated a decline in revenues for International Businesses. The most significant declines were in the United Kingdom, France and Germany and were evident for most products. The principal reasons for the decline were strategic reductions in mail quantities, exiting of marginal revenue streams, smaller numbers of active promotable customers and adverse trends in response rates in certain markets. Additionally, weak economic conditions in Europe also contributed to these trends.

The decline in revenues for Consumer Business Services was principally attributable to lower revenues at QSP and Books Are Fun, partially offset by increased sales at Trade Publishing. The decline in revenues at QSP was driven by lower sales of gift and magazine products. The decline in revenues at Books Are Fun was driven by lower average sales per event and fewer events.

The modest decline in revenues for Reader’s Digest North America was attributable to lower Reader’s Digest magazine circulation and advertising revenues, and lower revenues in Canada.

Operating profit

Operating profit for the second quarter of 2004 declined 22% to $114, compared with $147 for the second quarter of 2003. Excluding the impact of foreign currency translation, profit declined 24%. Lower profits were driven by:

• A decline in profits for Consumer Business Services;

• Restructuring charges of $(9);

• A decline in profits for International Businesses;

• A net increase in Corporate Unallocated expenses of $(4); and

• Incremental investment spending of approximately $(7), which is included in the results of our reportable segments.

These declines were slightly offset by increased profit for Reader’s Digest North America.

Profits in Consumer Business Services declined due to lower sales for QSP and, to a lesser extent, Books Are Fun. Investments in the sales force at QSP, Inc. contributed to the decline.

Profits in our International Businesses declined principally due to lower revenues in most markets and increased promotion spending to drive new customer acquisition in certain markets. The most significant declines were noted in Germany, the United Kingdom and Switzerland. These declines were partially offset by increased profits as a result of cost reductions in Australia, Mexico and certain other markets.

The increase in profits for Reader’s Digest North America was primarily driven by lower promotion costs for Reader’s Digest magazine and U.S. Books and Home Entertainment. In addition, increased profits for our Special Interest Magazines and new products contributed to the improvement. These increases were partially offset by investments in new magazines and increased customer acquisition efforts.

Corporate Unallocated expenses reflect the cost of governance and centrally managed expenses, as well as the accounting for U.S. pension plans, post-retirement healthcare costs, and executive compensation programs that are not allocated to the operating segments. For the second quarter of 2004, these costs increased $(4) when compared with the second quarter of 2003. The increase was attributable to a $(5) decrease in net pension income (from our over-funded U.S. pension plan), a $(1) increase in compensation expense due to a greater mix of restricted stock versus stock options, and a $(1) increase associated with post-retirement healthcare costs. These increases were partially offset by $3 of lower overhead costs because of the benefits of cost-reduction efforts.

During the second quarter of 2004, we recorded restructuring charges of $(9). The charges principally comprised severance of $(8), primarily in European markets, and contract terminations and other charges of $(1). The severance charges relate to the termination of approximately 130 employees to integrate Reiman’s customer service department with our outsource provider, and to streamline operations in certain European markets and corporate departments. These individuals are expected to be separated in the third and fourth quarters of 2004 and the first half of fiscal 2005.

Other expense, net

Other expense, net decreased 24% to $(10) in the second quarter of 2004, compared with $(13) in the second quarter of 2003. The most significant component of other expense, net is interest expense. For the second quarter of 2004 and 2003 interest expense was $(13). The following items affected the comparability of other expense, net in the second quarter of 2003:

• Expenses of $(6) incurred in the second quarter of 2003 in connection with our recapitalization transactions that were completed during that quarter;

• A gain of $2 from the sale of a building in Australia in the second quarter of 2003; and

• Income from the sale of LookSmart, Ltd. shares of $2 in the second quarter of 2003 (we completely liquidated our investment in LookSmart in the first quarter of 2004).

Income taxes

The effective tax rate for the second quarter of 2004 was 36.0%. The effective tax rate for the second quarter of 2003 was 36.9%, which included expenses associated with the recapitalization transactions that were not tax deductible. Excluding these expenses, our effective tax rate for the second quarter of 2003 was 35.4%.

Net income and earnings per share

For the second quarter of 2004, net income was $67, or $0.67 per share for diluted earnings per share ($0.68 for basic earnings per share). In the prior year period, net income was $84, or $0.84 per share for diluted earnings per share ($0.85 for basic earnings per share).

Results of operations: Operating segments

	Three-month periods
	ended December 31,

	2003	2002

Revenues
Reader’s Digest North America	$235	$234
International Businesses	275	291
Consumer Business Services	299	317
Intercompany eliminations	(13)	(11)

Total revenues	$796	$831

Operating profit
Reader’s Digest North America	$32	$28
International Businesses	23	29
Consumer Business Services	81	99
Corporate Unallocated[1]	(13)	(9)
Other operating items, net[2]	(9)	-

Operating profit	$114	$147

Intercompany eliminations
Reader’s Digest North America	$-	$(2)
International Businesses	(1)	(1)
Consumer Business Services	(12)	(8)

Total intercompany eliminations	$(13)	$(11)

(1) Corporate Unallocated includes expenses for the cost of governance and centrally managed expenses, as well as the accounting for U.S. pension plans, post-retirement healthcare costs, and executive compensation programs that are not allocated to the operating segments. Governance and centrally managed expenses include costs for departments such as corporate finance, general corporate management, investor relations, legal, public relations and treasury and for related information technology and facility costs incurred by these departments.

(2) Other operating items, net in 2004 consists primarily of severance and other charges taken to streamline our operations. The charge related to: 7% to Reader’s Digest North America, 73% to International Businesses, 11% to Consumer Business Services and 9% to corporate departments that benefit the entire organization.

Reader’s Digest North America

Revenues for Reader’s Digest North America for the second quarter of 2004 increased to $235, compared with $234 for the second quarter of 2003. Excluding the impact of foreign currency translation, revenues declined 1%. Revenues declined for Reader’s Digest magazine and our business in Canada. Increased revenues for our U.S. Books and Home Entertainment business and RD Specials partially offset these declines.

• Revenues for Reader’s Digest magazine declined principally due to lower circulation and advertising revenues. Circulation revenues continue to be adversely affected by a decline in renewal pools, partially offset by the addition of new subscribers at lower introductory rates. In addition, newsstand sales continued to decline due to softness in the newsstand market. Advertising revenues were adversely affected by lower revenue per page, primarily due to the January 2003 reduction in the rate base for Reader’s Digest magazine, partially offset by an increase in the number of advertising pages.

• The decline in revenues in Canada was driven by lower sales for Books and Home Entertainment products, due to strategic reductions in mail quantities and lower response rates to promotional mailings, and less than $1 in lower advertising revenues for Reader’s Digest magazine, due to the expiration of certain nonrecurring advertising contracts.

Partially offsetting the revenue declines for Reader’s Digest magazine and Canada were:

• Increased revenues for U.S. Books and Home Entertainment driven by increased promotional mailings for music, video and book products. Also, payment rates and prices for Select Editions were higher. These increases were partially offset by lower response rates and lower membership in Select Editions.

• Increased revenues for RD Specials due to the publication of an additional issue in the second quarter of 2004 when compared with the second quarter of 2003 and due to increased sales volume. RD Specials is a newsstand product that was introduced in the second quarter of 2003.

Revenues for Reiman for the second quarter of 2004 were flat with the second quarter of 2003 at approximately $100. Increased revenues from new products were offset by lower payment rates for new book products and lower renewals for certain magazines.

Operating profit for this segment for the second quarter of 2004 increased 13% to $32, compared with $28 for the second quarter of 2003. Excluding the impact of foreign currency translation, profit increased 10%. The profit increase was driven by a significant improvement in results for Reader’s Digest magazine, U.S. Books and Home Entertainment and Special Interest Magazines due to lower promotion and overhead costs resulting from cost-reduction initiatives. These improvements were partially offset by costs incurred to launch new magazines, including Backyard Living, as well as a decrease in profits at Reiman resulting from investments to acquire new customers for Taste of Home magazine and from the revenue changes described above.

International Businesses

Revenues for International Businesses for the second quarter of 2004 declined 5% to $275, compared with $291 for the second quarter of 2003. Excluding the impact of foreign currency translation, revenues declined 16%. The decline was the result of a lower number of active promotable customers and adverse trends in response rates in certain markets. We believe that weak economic conditions in Europe and lower consumer spending patterns are contributing to these trends. To mitigate the impact of these factors, we have strategically reduced mail quantities and the frequency of our mailings. These reductions are intended to reduce the risk of unprofitable mailings and mailing intensity, and they have resulted in lower revenues in most markets.

The most significant declines were in the United Kingdom, France and Germany. Revenues in Spain also declined as we discontinued certain significant lines of business in that market.

Partially offsetting these declines were higher revenues in Russia, due to increased promotional mailings, and the expansion of new businesses in a number of markets.

Operating profit for this segment for the second quarter of 2004 decreased 17% to $23, compared with a profit of $29 for the second quarter of 2003. Excluding the impact of foreign currency translation, profits declined 25%. The profit decline was driven by lower revenues, increased promotion spending to drive new customer acquisition and testing of products in new markets. The most significant declines in profit were in Germany, the United Kingdom and Switzerland. These declines were partially offset by lower promotion and overhead costs and the effect of cost-reduction initiatives in certain European markets, Australia, Mexico and Asia.

Consumer Business Services

Revenues for Consumer Business Services for the second quarter of 2004 declined 6% to $299, compared with $317 for the second quarter of 2003. The decline was attributable to lower revenues for QSP and Books Are Fun, partially offset by increased revenues for Trade Publishing.

The 9% decline in revenues for QSP was driven by lower same-account sales and a decrease in the number of accounts launched when compared with the second quarter of 2003. This resulted in lower gift and magazine volumes and was attributable to turnover in the sales force in certain territories, increased competition for fundraising dollars, a soft economy and slightly increased account incentives.

The 8% decline in revenues for Books Are Fun was driven by lower average sales per event and a decrease in the number of events held. Lower average sales per event were attributable to weaker product selection in the current quarter relative to the second quarter of 2003 and shortages of strong selling products. Turnover in the sales force during the first quarter of 2004 primarily contributed to the decline in events. Shortages of strong selling products were the result of higher than expected selling rates for certain products and our aggressive efforts to manage inventory. In order to rectify these issues we:

• Changed management in our purchasing department;

• Implemented new incentive programs to encourage our sales force to increase the number of events held;

• Are reviewing our product allocation strategy and product testing processes; and

• Are overhauling our recruiting process.

Our efforts to grow the sales force in 2004 have resulted in an overall increase in the number of sales representatives to serve new and existing markets for both QSP and Books Are Fun. However, because of the time required to develop territories, the impact of the additional sales representatives was not significant in the second quarter. In addition, a majority of the new sales representatives were contracted to serve new and developing markets.

Revenue declines for QSP and Books Are Fun were partially offset by a 29% increase in revenues for Trade Publishing due to increased promotional mailings for certain products and increased sales to mass marketers.

Operating profit for this segment for the second quarter of 2004 declined 18% to $81, compared with $99 for the second quarter of 2003. The decline in profits was driven by an approximate 20% decline in profits for QSP as well as Books Are Fun due to the revenue changes described above and investments in the sales force at QSP. Increased commission rates, higher freight costs and an unfavorable mix of products sold at Books Are Fun adversely affected profit margins.

Six-month period ended December 31, 2003, compared with six-month period ended December 31, 2002

Results of operations: Company-wide

Overview

Because of the significance of revenues and operating profit generated in the second quarter, the primary drivers of performance for the six-month period are similar to those for the second quarter. The first half of 2004, particularly the second quarter, marked a period of increased challenges for QSP and Books Are Fun. However, results for our U.S. Books and Home Entertainment business and Reader’s Digest magazine improved. We continued to invest in Reiman, QSP and Books Are Fun and to implement programs to reduce unfavorable trends in International Businesses. Despite a difficult first half, cash flow improved, enabling us to voluntarily pay down some of our outstanding long-term debt.

In 2003 we announced a plan to achieve sustainable revenue and profit growth by fiscal 2005. The plan included cost-reduction actions that were announced in the third and fourth quarters of 2003. In the second quarter of 2004, we announced additional actions (principally employee separations) necessary to complete certain restructuring and cost-reduction programs, primarily in our international markets.

Revenues

Revenues for the six-month period ended December 31, 2003 declined 4% to $1,291, compared with $1,348 for the six-month period ended December 31, 2002. Excluding the impact of foreign currency translation, revenues declined 8%. The decline was attributable to lower revenues for all of our reportable segments.

We anticipated a decline in revenues for International Businesses. The most significant declines were in France, Germany, the United Kingdom, Australia, Asia and Mexico. The principal reasons for the decline were strategic reductions in mail quantities, exiting of marginal revenue streams, a smaller number of active promotable customers and adverse trends in response rates in certain markets. Weak economic conditions contributed to these trends.

Revenues for Consumer Business Services declined due to lower revenues at QSP and Books Are Fun, partially offset by improved performance for Trade Publishing. The decline in revenues for QSP was driven by lower sales of gift and magazine products. Books Are Fun experienced lower average sales per event and fewer events.

Revenues for Reader’s Digest North America declined principally because of lower circulation and advertising revenues for Reader’s Digest magazine and, to a lesser extent, for U.S. Books and Home Entertainment and our business in Canada.

Operating profit

Operating profit for the six-month period ended December 31, 2003 declined 32% to $100, compared with $149 for the six-month period ended December 31, 2002. Excluding the impact of foreign currency translation, profit declined 34%. The profit decline was driven by lower profits for Consumer Business Services and International Businesses, a net increase in Corporate Unallocated expenses, and restructuring charges taken in the second quarter of 2004. These declines were partially offset by increased profits for Reader’s Digest North America. The results of our reportable segments include incremental investment spending of $(10).

The decline in profit for Consumer Business Services was attributable to lower sales for QSP and Books Are Fun and investments in the sales force for both of these businesses.

Profits for International Businesses declined because of lower overall revenues, partially offset by lower promotion costs and the impact of cost-reduction initiatives in certain markets. The most significant declines were in Germany, the United Kingdom and Switzerland. However, results did improve in Australia, Mexico and Asia.

Results for Reader’s Digest North America improved due to lower promotion, fulfillment and overhead costs for Reader’s Digest magazine and U.S. Books and Home Entertainment and to the impact of cost-reduction initiatives. These improvements were partially offset by lower advertising profits for Reader’s Digest magazine, investments in new magazines and increased customer acquisition efforts.

Corporate Unallocated expenses represent the cost of governance and centrally managed expenses, as well as the accounting for U.S. pension plans, post-retirement healthcare costs, and executive compensation programs that are not allocated to the operating segments. For the six-month period ended December 31, 2003, these expenses increased $(12) to $(23). The increase was principally driven by non-cash expenses, including $(9) in lower net pension income (from our over funded U.S. pension plan), increased costs of $(2) associated with postretirement healthcare benefits and $(2) in restricted stock grants (due to a greater mix of restricted stock versus stock options). Partially offsetting these increases was a reduction in costs for corporate departments of $2 as a result of cost-cutting initiatives.

During the six-month period ended December 31, 2003, we recorded a restructuring charge of $(9), comprised of severance of $(8), primarily in European markets, and contract terminations and other charges of $(1). The severance charges relate to the termination of approximately 130 employees to integrate Reiman’s customer service department with our outsource provider, and to streamline operations in certain European markets and corporate departments. These individuals are expected to be separated in the third and fourth quarters of 2004 and the first half of fiscal 2005.

During the six-month period ended December 31, 2002, we recorded income of $3 for net adjustments to litigation-related accrual balances following the settlement of a lawsuit in the first quarter of 2003.

Other expense, net

Other expense, net decreased 24% to $(18) for the six-month period ended December 31, 2003, compared with $(23) for the six-month period ended December 31, 2002. The most significant component of other expense, net is interest expense. For the six-month period ended December 31, 2003 interest expense was $(24), compared with $(26) for the six-month period ended December 31, 2002. The primary factors affecting comparability were:

• Expenses of $(6) incurred in the second quarter of 2003 in connection with our recapitalization transactions that were completed during that quarter;

• A gain of $2 from the sale of a building in Australia in the second quarter of 2003;

• Higher income from the sale of LookSmart, Ltd. shares of $2 in the first half of 2003. We completely liquidated our investment in LookSmart in the first quarter of 2004; and

• A gain of $3 from proceeds received in exchange for our interest in Schoolpop, Inc., which merged into an unrelated third party in the first quarter of 2004 (we had written this investment down to zero in the fourth quarter of fiscal 2002).

Income taxes

The effective income tax rate for the six-month period ended December 31, 2003 was 36.0%. The effective income tax rate for the six-month period ended December 31, 2002, 37.0%, included expenses associated with the recapitalization transactions that were not tax deductible. Excluding these costs, our effective tax rate for the six-month period ended December 31, 2002 was 35.3%.

Net income and earnings per share

For the six-month period ended December 31, 2003, net income was $53, or $0.53 per share for diluted earnings per share ($0.54 for basic earnings per share). In the prior year period, net income was $79, or $0.78 per share for diluted earnings per share ($0.79 for basic earnings per share).

Results of operations: Operating segments

	Six-month
	periods ended
	December 31,

	2003	2002

Revenues
Reader’s Digest North America	$435	$442
International Businesses	491	520
Consumer Business Services	384	403
Intercompany eliminations	(19)	(17)

Total revenues	$1,291	$1,348

Operating profit
Reader’s Digest North America	$43	$38
International Businesses	22	30
Consumer Business Services	67	89
Corporate Unallocated[1]	(23)	(11)
Other operating items, net[2]	(9)	3

Operating profit	$100	$149

Intercompany eliminations
Reader’s Digest North America	$(1)	$(3)
International Businesses	(1)	(2)
Consumer Business Services	(17)	(12)

Total intercompany eliminations	$(19)	$(17)

(1) Corporate Unallocated includes expenses for the cost of governance and centrally managed expenses, as well as the accounting for U.S. pension plans, post-retirement healthcare costs, and executive compensation programs that are not allocated to the operating segments. Governance and centrally managed expenses include costs for departments such as corporate finance, general corporate management, investor relations, legal, public relations and treasury and for related information technology and facility costs incurred by these departments.

(2) Other operating items, net in 2004 consists primarily of severance and other charges taken to streamline our operations. This charge related to: 7% to Reader’s Digest North America, 73% to International Businesses, 11% to Consumer Business Services and 9% to corporate departments that benefit the entire organization. In 2003, this line item consists primarily of net adjustments to litigation-related accrual balances following settlement of a lawsuit in the first quarter of 2003.

Reader’s Digest North America

Revenues for Reader’s Digest North America for the six-month period ended December 31, 2003 declined 2% to $435, compared with $442 for the six-month period ended December 31, 2002. Excluding the effect of foreign currency translation, revenues declined 3%. The decline in revenues was driven by lower revenues for Reader’s Digest magazine and, to a lesser extent, U.S. Books and Home Entertainment and our business in Canada. These declines were partially offset by increased revenues for RD Specials.

• Revenues for Reader’s Digest magazine declined due to lower circulation and advertising revenues. The decline in circulation revenues was driven by a continued decline in renewal pools, partially offset by the addition of new subscribers at lower introductory rates. Also, newsstand sales continued to decline due to softness in the newsstand market. The decline in advertising revenues was driven by lower revenue per page, primarily due to the January 2003 reduction in the rate base for Reader’s Digest magazine.

• The decline in revenues for U.S. Books and Home Entertainment was attributable to lower membership in Select Editions. This decline was partially offset by increased promotional mailings, higher payment rates and increased prices for Select Editions. In addition, sales of book products in the Home and Health affinity increased due to more targeted products and mailings.

• Revenues in Canada declined because of lower sales for video products, which was due to strategic reductions in mail quantities, lower response rates to promotional mailings and the elimination of certain series products. Advertising and circulation revenues for Reader’s Digest magazine in Canada declined $1 due to a lower circulation base, higher newsstand returns and the expiration of certain nonrecurring advertising contracts. These declines were partially offset by increased sales of book and music products as a result of increased response rates to promotional mailings.

Revenues for Reiman were flat for the six-month period ended December 31, 2003, when compared with the comparable period in the prior year. The comparability of revenues between the periods was favorably affected by a shift in the timing of certain book sales. In addition, increased revenues from new products were offset by higher book returns, lower response rates for certain magazine promotions and lower sales of ancillary products.

Revenues for RD Specials were higher due to an increase in the number of issues published in 2004 when compared with the comparable period in 2003 and to increased sales volume. RD Specials is a newsstand product that was introduced in the second quarter of 2003.

Operating profit for this segment for the six-month period ended December 31, 2003 increased 13% to $43, compared with $38 for the six-month period ended December 31, 2002. Excluding the impact of foreign currency translation profits increased 10%. The improvement in profit was attributable to lower promotion and fulfillment costs for Reader’s Digest magazine and lower promotion costs for U.S. Books and Home Entertainment, which resulted from cost-reduction initiatives. In addition, advertising profits for certain Special Interest Magazines improved.

These improvements were partially offset by a decrease in profits at Reiman because of the revenue changes described above and investments to drive new customer acquisition for Taste of Home magazine. In addition, costs incurred to launch a new magazine, Backyard Living, and lower advertising profits for Reader’s Digest magazine adversely affected profit.

International Businesses

Revenues for International Businesses for the six-month period ended December 31, 2003 declined 6% to $491, compared with $520 for the six-month period ended December 31, 2002. Excluding the effect of foreign currency translation, revenues declined 15%. Revenues for International Businesses declined for a majority of the product lines in most of our markets due to depressed economic conditions and weaker consumer spending patterns. The most significant declines were in France, Germany and the United Kingdom. The decline was the result of a lower number of active promotable customers and adverse trends in response rates in certain markets. We believe that weak economic conditions and lower consumer spending patterns are contributing to these trends. To mitigate the impact of these factors, we have strategically reduced mail quantities and the frequency of our mailings. These reductions are intended to reduce the risk of unprofitable mailings and mailing intensity, and have resulted in lower revenues in most markets. In addition, lower membership in some series products adversely affected revenues.

Partially offsetting these declines were higher revenues in Russia due to increased promotional mailings and the expansion of new businesses in a number of markets.

Operating profit for this segment for the six-month period ended December 31, 2003 decreased 25% to $22, compared with $30 for the six-month period ended December 31, 2002. Excluding the impact of foreign currency translation, profits declined 33%. The most significant declines in profit were noted in Germany, the United Kingdom and Switzerland. The profit decline was driven by lower revenues and increased costs for new products and costs related to entering new markets. These declines were partially offset by lower promotion and overhead costs, the effect of cost-reduction initiatives in certain markets and profit improvement in Australia, Mexico and Asia.

Consumer Business Services

Revenues for Consumer Business Services for the six-month period ended December 31, 2003 declined 5% to $384, compared with $403 for the six-month period ended December 31, 2002. The decline was attributable to lower revenues for QSP and Books Are Fun, partially offset by increased revenues for Trade Publishing.

The 9% decline in revenues for QSP was driven by lower same-account sales and a decrease in the number of accounts launched when compared with the comparable period in the prior year. This resulted in lower gift and magazine volumes and was attributable to turnover in the sales force in certain territories, increased competition for fundraising dollars, a soft economy and slightly increased account incentives.

The 8% decline in revenues for Books Are Fun was driven by lower average sales per event and fewer events held. Lower average sales per event were driven by a weaker product selection and shortages of strong selling products. Turnover in the sales force during the first quarter of 2004 primarily contributed to the decline in events. Shortages of strong selling products were the result of higher than expected selling rates for certain products and our aggressive efforts to manage inventory. In order to rectify these issues we:

• Changed management in our purchasing department;

• Implemented new incentive programs to encourage our sales force to increase the number of events held;

• Are reviewing our product allocation strategy and product testing processes; and

• Are overhauling our recruiting process.

During 2004, we increased our efforts to grow the sales force at both QSP and Books Are Fun. These investments have successfully increased the aggregate number of sales representatives at both of these businesses. However, because of the time required to develop territories, the impact of the additional sales representatives was not significant in the second quarter. In addition, a majority of the new sales representatives were contracted to serve new and developing markets.

Revenue declines for QSP and Books Are Fun were partially offset by increased revenues for Trade Publishing due to increased sales to Books Are Fun and QSP, increased promotional mailings and increased international sales of certain products.

Operating profit for this segment for the six-month period ended December 31, 2003 decreased 24% to $67, compared with $89 for the six-month period ended December 31, 2002. The decline in profits was driven by a 27% decline in profits for QSP and Books Are Fun, due to the revenue changes described above and investments in the sales force for both businesses. In addition, increased commission rates, higher freight costs and an unfavorable mix of products sold at Books Are Fun adversely affected profit margins.

Fiscal year ended June 30, 2003, compared with fiscal year ended June 30, 2002; and fiscal year ended June 30, 2002, compared with fiscal year ended June 30, 2001

Results of operations: Company-wide

2003 v. 2002

Revenues

Revenues increased 4% to $2,475 in 2003, compared with $2,369 in 2002. Excluding the effect of foreign currency translation, revenues increased 1%. The revenue increase was primarily attributable to an increase in revenues in Reader’s Digest North America, driven by the addition of a full year of revenues from Reiman, which was acquired on May 20, 2002. Offsetting this growth were lower revenues in International Businesses and, to a lesser extent, Consumer Business Services.

In Reader’s Digest North America, the increase in revenues from the addition of a full year of revenues from Reiman was partially offset by lower revenues for U.S. Books and Home Entertainment, due to the elimination of marginally profitable and unprofitable product lines, and by lower revenues for Reader’s Digest magazine, due to lower circulation and advertising revenues. In addition, revenues in 2002 were higher due to the inclusion of revenues from Walking and New Choices magazines, which were discontinued during 2002.

The decline in revenues in International Businesses was primarily across Books and Home Entertainment products, with significant declines in general books, music and video products, and certain series products. The primary markets with declining revenues were the United Kingdom, Germany, France, Mexico and Australia. These declines were partially offset by improved performance in the developing markets of Russia and Hungary.

The decline in revenues in Consumer Business Services was attributable to the absence of revenues from Gifts.com, Inc., which ceased operations in 2002, and to lower revenues from our financial services marketing alliances as a result of the receipt of a one-time payment in connection with the termination of an alliance in 2002. In addition, lower revenues from Young Families due to the elimination of marginally profitable and unprofitable products contributed to the decline. These declines were partially offset by increased revenues at Books Are Fun and Children’s Publishing.

Operating profit

Operating profit declined 12% to $139 in 2003, compared with $158 in 2002. Excluding the effect of foreign currency translation, operating profit declined 16%. The higher restructuring charge in 2003 contributed most of the decline. Other operating items, net in 2003 were $(40) compared with $(27) in 2002. In addition, Corporate Unallocated expenses were significantly higher ($22 in 2003 compared with $7 in 2002), primarily due to lower net pension income and increased employee-related costs. Partially offsetting a portion of these cost increases were higher profit from certain operating segments, which are described in further detail below.

Operating segments

The increase in operating profit from our operating segments was driven by Reader’s Digest North America, which benefited from the addition of a full year of profit from Reiman and an 80% reduction in losses in our U.S. Books and Home Entertainment business. This increase was partially offset by a 54% reduction in profit for our International Businesses (excluding the effect of foreign currency translation, profit in International Businesses declined 60%). The significant decline in International Businesses was primarily attributable to profit declines in established international markets, including France, Germany, the United Kingdom and Mexico due to the decline in revenues, and was partially offset by lower product and promotion costs.

Product, distribution and editorial expenses increased 6% to $1,002 in 2003, compared with $948 in 2002. Excluding the effect of foreign currency translation, these expenses increased 2%. The increase was driven by the incremental costs, including postage, related to the addition of a full year of costs attributable to Reiman. This increase was partially offset by reduced activity in U.S. Books and Home Entertainment, Reader’s Digest magazine and special interest magazines. Costs for other businesses in Reader’s Digest North America decreased due to a combination of factors, including the decline in sales volume and our decision to reduce the rate base for Reader’s Digest magazine (both of which resulted in fewer products printed), rebates from suppliers and cost-cutting measures. The decline in costs in International Businesses was attributable to lower manufacturing and delivery costs stemming from a decline in sales volume.

Promotion, marketing and administrative expenses increased 5% to $1,294 in 2003, compared with $1,237 in 2002. Excluding the effect of foreign currency translation, these expenses increased 1%. The increase in these expenses was driven by the addition of a full year of costs for Reiman and the amortization of intangible assets acquired with Reiman. This increase was partially offset by a decrease in costs in other businesses in Reader’s Digest North America and in International Businesses. These decreases were principally driven by a significant reduction in promotion costs due to our decision to reduce mailing activity in U.S. Books and Home Entertainment and several international markets and to our decision to lower the rate base for Reader’s Digest magazine.

Corporate Unallocated

Corporate Unallocated expenses were $(22) in 2003, compared with $(7) in 2002. The increase in expenses was attributable to significantly lower net pension income from our U.S. pension plans ($25 in 2003 compared with $37 in 2002), a higher mix of restricted stock in equity compensation and higher retiree healthcare costs. Expenses for governance and other corporate-related expenses were marginally reduced by cost-reduction initiatives. The decline in net pension income was partially a result of our decision to lower the assumed rate of return on our pension assets in accordance with our outlook on long-term asset return trends.

Other operating items, net

Other operating items, net increased significantly to $(40) in 2003, compared with $(27) in 2002. The increase was primarily due to higher severance costs in 2003 relative to 2002, as we implemented cost-reduction programs.

Other operating items, net of $(40) in 2003 comprised: Charges of $(38) for severance and related items, $(3) related to write-downs of assets and $(5) of other costs. These charges were taken to lower our cost base in commensuration with our current revenues and to streamline our business processes. These costs were partially offset by a gain of $3 related to the reversal of severance accruals recorded in previous years and a gain of $3 related to net adjustments to litigation-related accrual balances that had been established in previous years, following the settlement of a six-year old lawsuit in the first quarter of 2003. Reversals of accruals recorded in previous years represent circumstances where conditions changed after the date the accrual was established.

Severance charges recorded in the third and fourth quarters of 2003 of $(38) represent charges taken to terminate approximately 580 positions (35% in North America and 65% in International Businesses), of which approximately 50% were separated during the third and fourth quarters of 2003. The remaining employees, of which a majority are located outside the United States, will be separated during the next several fiscal quarters.

Asset impairments of $(3) principally comprised write-offs related to software and to unprofitable and discontinued products. Other costs of $(5) principally comprised expenses incurred to prepare and review the restructuring plans utilized to streamline our operations in certain domestic and international markets.

Other operating items, net of $(27) in 2002 comprised: charges of $(36), including $(15) for severance costs, $(8) for contract terminations, and $(13) for asset impairments and other items, adjustments of $7 related to accruals from charges originally recorded in 2001 and prior periods, and a reversal of $2 pertaining to a legal matter that was originally recorded in prior years in other operating items, net.

2002 v. 2001

Revenues

Revenues decreased 6% to $2,369 in 2002, compared with $2,518 in 2001. Excluding the effect of foreign currency translation, revenues decreased 5%. The decline in revenues was attributable to lower revenues in Reader’s Digest North America and International Businesses, partially offset by increased revenues in Consumer Business Services. Primary factors contributing to the decline were lower revenues for:

• General books, music and video products, and Select Editions in our U.S. Books and Home Entertainment business. Lower revenues resulted principally from our significant reduction of mail quantities as a result of promotion changes required by our March 2001 attorneys general sweepstakes agreement and continued softness in the U.S. economy. Moreover, due to the aftermath of the September 11th terrorist attack and subsequent anthrax scare, response rates were lower than expected.

• Reader’s Digest magazine subscriptions, which were adversely affected by the aftermath of the September 11th terrorist attack and the subsequent anthrax scare, as well as by an increased number of new subscribers at lower introductory rates.

• International Businesses, due to weakness in some markets, including Germany and the United Kingdom, for music products and Select Editions. The decline in revenues was principally driven by reductions in mail quantities to eliminate marginally unprofitable mailings and by lower response rates to mailings. Revenues also declined in Australia, Mexico and Argentina. In Australia, the decline was driven by planned reductions in mail quantities that resulted in lower unit sales. In Mexico, revenues were down principally due to lower sales of music products in direct mail and kiosks. Revenues in Argentina were down principally due to weak economic conditions.

These declines in revenues were partially offset by:

• A 13% increase in revenues at Books Are Fun from growth in the number of events held and in the average sales per event.

• Inclusion of revenues amounting to $31 related to Reiman from the date of acquisition, May 20, 2002.

• Revenue growth in Eastern European countries (excluding Poland) of 26% as a result of higher promotion efforts.

• An increase in revenues attributable to receipt of a one-time payment in connection with the termination of a financial services marketing alliance.

Operating profit

Operating profit decreased 31% to $158 in 2002, compared with $229 in 2001. Excluding the effect of foreign currency translation, operating profit decreased 32%. The decline in profit was attributable to declines in Reader’s Digest North America and International Businesses, restructuring and other charges of $(27) in 2002, compared with $(18) in 2001, and higher Corporate Unallocated expenses. These declines were partially offset by improved performance in Consumer Business Services.

Operating segments

Primary factors contributing to the decline included:

• Lower operating profit in U.S. Books and Home Entertainment due to lower revenues principally in Select Editions and general books and to expenses associated with investments in new marketing channels, including third-party mailing lists. This decline was partially offset by increased operating profit driven by lower promotion costs and the timing of promotion costs at Reader’s Digest magazine and by reduced losses from Walking magazine, which was sold in 2002.

• Lower operating profit in some markets, including the United Kingdom, Australia, Poland and Mexico. The decrease was attributable to lower revenues, the initial costs of investments in new marketing channels and, in some markets, weak economic conditions.

These declines were partially offset by:

• The absence in 2002 of goodwill amortization, primarily related to Books Are Fun, as a result of our adoption of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” If we had not adopted SFAS No. 142, goodwill amortization in 2002 would have been $(25), net of tax.

• Increased operating profit from Books Are Fun due to revenue growth.

• Increased profits from financial services marketing alliances.

Product, distribution and editorial expenses decreased 2% to $948 in 2002, compared with $971 in 2001. This decline was principally a result of lower unit volumes for most product lines in U.S. Books and Home Entertainment, especially music and video products. In addition, the elimination of Walking and New Choices magazines contributed to the decrease in product costs. These declines were partially offset by increased costs from higher sales volume at Books Are Fun and from sales at Reiman after it was acquired.

Promotion, marketing and administrative expenses decreased 5% to $1,237 in 2002, compared with $1,300 in 2001. For Reader’s Digest North America the decline in expenses was principally attributable to the strategic reductions in mail quantities to eliminate marginally unprofitable mailings and the elimination of Walking and New Choices magazines. In Consumer Business Services, lower operating costs at Gifts.com, Inc. and the cessation of the amortization of goodwill as required after the adoption of SFAS No. 142 contributed to the decline. The decline in expenses for International Businesses was principally due to the favorable cost impact of lower volumes in some markets and to actions taken in 2001 that streamlined and consolidated administrative functions worldwide.

Corporate Unallocated

Corporate Unallocated expenses were $(7) in 2002, compared with $(3) in 2001. The increase in corporate expenses was driven by lower net pension income from our over-funded U.S. pension plan ($37 in 2002 compared with $42 in 2001) and higher compensation costs, including restricted stock. Corporate governance and other corporate related expenses were consistent between periods. The decline in net pension income was due to our decision to lower the assumed rate of return on our pension assets to approximate market conditions.

Other operating items, net

Other operating items, net increased to $(27) in 2002, compared with $(18) in 2001. The aggregate charge comprised charges of $(36), including $(15) for severance costs, $(8) for contract terminations, and $(13) for asset impairments and other items, adjustments of $7 related to accrual balances from charges originally recorded in 2001 and prior periods, and a reversal of $2 pertaining to a pending legal matter that was originally recorded in prior years in other operating items, net.

The charges detailed above related to the following actions:

• $(13) related to our U.S. Books and Home Entertainment business;

• $(6) related to our closure of Gifts.com, Inc.; and

• $(17) related to streamlining various U.S. and international businesses and to reducing global staffing levels.

In connection with these initiatives, we eliminated 289 positions, of which approximately 16% were located outside the United States. A majority of the employee separations were related to U.S. Books and Home Entertainment and administrative functions that support this business, including information technology and Gifts.com, Inc. personnel.

Other operating items, net of $(18) in 2001 comprised: Net charges of $(31) primarily related to severance costs associated with cost-reduction and re-engineering activities; impairment losses of $(7) relating primarily to our investment in Walking magazine; and, offsetting these charges, adjustments of $10 related to accruals originally recorded in years prior to 2001 and adjustments to accruals of $10 as a result of a favorable state tax settlement. Reversals of accruals recorded in previous years represent circumstances where conditions changed after the date the accrual was established.

Other (expense) income, net

2003 v. 2002

Other (expense) income, net for 2003 was $(39), compared with $(17) in 2002. The primary changes were:

• Additional interest expense, net of $(28), primarily attributable to the inclusion of a full year of interest expense associated with additional borrowings in the fourth quarter of 2002 to consummate the Reiman acquisition and share recapitalization transactions.

• Minimal losses from foreign currency transactions in 2003, compared with a loss of $(4) in 2002. This was partially due to the discontinuance of a portion of our hedging program (see Note 7, Financial Instruments, in our Notes to Consolidated Financial Statements).

• A gain of $2 from the sale of a building in Australia in 2003.

• Lower sales of shares of LookSmart, Ltd. of $5 in 2003, compared with $7 in 2002.

2002 v. 2001

Other (expense) income, net for 2002 was $(17), compared with $(41) in 2001. Excluding equity in losses (including goodwill amortization) associated with our investment in BrandDirect Marketing, Inc., other (expense) income, net was $(16) in 2001. The primary factors affecting comparability (other than BrandDirect Marketing, Inc.) are:

• An investment write-off of $(3) in 2002, compared with investment write-offs of $(21) in 2001.

• A loss on foreign exchange of $(4) in 2002, compared with a gain on foreign exchange of $1 in 2001.

• Lower interest income of $5 in 2002, compared with $8 in 2001, due to lower interest rates.

• Lower gains on the sales of certain assets and contract terminations of $7 in 2002, compared with $13 in 2001, primarily attributable to a contract termination payment recognized in 2001 of $4.

• Expenses associated with our recapitalization transactions of $(3) (see Note 12, Capital Stock, in our Notes to Consolidated Financial Statements).

Income taxes

2003 v. 2002

The effective tax rate for 2003 was 38.9%, compared with a rate of 35.1% for 2002. The higher tax rate was due to the lower tax benefit realized on our international restructuring charges and non-deductible costs associated with our recapitalization transactions. Excluding these items, the comparable effective tax rate for 2003 was 35.3%, compared with 35.1% in 2002.

2002 v. 2001

The effective tax rate for 2002 was 35.1%, compared with a rate of 29.7% for 2001. The increase was primarily attributable to a change in the valuation allowance in the fourth quarter of 2001 on capital losses relating to BrandDirect Marketing. Excluding this, our effective tax rate was 33.5% in 2001. The higher effective rate in 2002 was attributable to the write-down of certain investments in 2001, which did not occur to the same extent in 2002, as described above, partially offset by the absence in 2002 of nondeductible goodwill amortization primarily related to Books Are Fun as a result of our adoption of SFAS No. 142.

Net income

2003 v. 2002

As a result of the items discussed above, net income in 2003 was $61 or $0.60 per share on a diluted-earnings basis ($0.61 per share for basic earnings per share). In 2002, net income was $91 or $0.89 per share on a diluted-earnings basis ($0.90 per share for basic earnings per share).

2002 v. 2001

As a result of the items discussed above, net income in 2002 was $91 or $0.89 per share on a diluted-earnings basis ($0.90 per share for basic earnings per share). In 2001, net income was $132 or $1.26 per share on a diluted-earnings basis ($1.27 per share for basic earnings per share).

Results of operations: Operating segments

Summary of operating segment results

	Years ended June 30,

	2003	2002	2001

Revenues
Reader’s Digest North America	$854	$649	$777
Consumer Business Services	641	668	645
International Businesses	1,008	1,078	1,118
Intercompany eliminations	(28)	(26)	(22)

Total revenues	$2,475	$2,369	$2,518

Operating profit (loss)
Reader’s Digest North America	$61	$(2)	$40
Consumer Business Services	91	88	71
International Businesses	49	106	139
Corporate Unallocated	(22)	(7)	(3)
Other operating items, net[1]	(40)	(27)	(18)

Operating profit	$139	$158	$229

Intercompany eliminations
Reader’s Digest North America	$(1)	$(4)	$(2)
Consumer Business Services	(24)	(16)	(11)
International Businesses	(3)	(6)	(9)

Total intercompany eliminations	$(28)	$(26)	$(22)

(1) Other operating items, net in 2003 related to: 13% to Reader’s Digest North America, 6% to Consumer Business Services, 64% to International Businesses and 17% to corporate departments that benefit the entire organization. In 2002, these items related to: 22% to Reader’s Digest North America, 27% to Consumer Business Services, 16% to International Businesses and 35% to corporate departments that benefit the entire organization. Excluding adjustments of $10 related to a favorable tax settlement, other operating items, net in 2001 related to: 56% to Reader’s Digest North America, 39% to International Businesses and 5% to corporate departments that benefit the entire organization.

Reader’s Digest North America

2003 v. 2002

Revenues for Reader’s Digest North America increased 32% to $854 in 2003, compared with $649 in 2002. This increase was driven by the addition of a full year of revenues for Reiman in 2003 (in 2002 we recognized revenues for Reiman from the date of acquisition, May 20, 2002, until June 30, 2002). Contributing to the improvement were the introduction of new products, including RD Specials, and increased advertising and circulation revenues from Selecciones, Reader’s Digest Large Print and The Family Handyman.

These improvements in revenues were partially offset by a 36% decrease in revenues in U.S. Books and Home Entertainment, a 5% decline in revenues for Reader’s Digest magazine, and the absence of revenues from Walking and New Choices magazines. The decline in revenues for U.S. Books and Home Entertainment was driven by lower revenues for music and video products due to the elimination of unprofitable products, which was announced in the fourth quarter of 2002, including exiting certain unprofitable video products, the catalog business and certain continuity series. Revenues for Select Editions declined due to lower series membership and planned reductions in mailings to third party customer lists.

Lower Reader’s Digest magazine revenues were driven by lower circulation revenues, attributable to the reduction in the rate base, and lower renewal pools, partially offset by new subscribers at lower introductory rates. In addition, advertising revenues were lower due to our decision to lower the circulation rate base.

Operating profit for this segment improved to $61 in 2003, compared with a loss of $(2) in 2002. The profit improvement was principally attributable to the revenue changes described above, specifically the addition of a full year of profit from Reiman, the elimination of unprofitable products and lower promotion costs in U.S. Books and Home Entertainment, and the impact of cost-cutting measures.

2002 v. 2001

Revenues for Reader’s Digest North America decreased 17% to $649 in 2002, compared with $777 in 2001. The decline in revenues was principally due to the factors described below, partially offset by the addition of $31 in revenues from the acquisition of Reiman in the fourth quarter of 2002. The declines were principally attributable to:

• Lower sales for most products in U.S. Books and Home Entertainment, especially music and video products and general books. We reduced our mail quantities by approximately 32% in 2002 in anticipation of lower response rates as a result of promotion changes required by the attorneys general sweepstakes agreement and of softness in the U.S. economy. Moreover, due to the aftermath of the September 11th terrorist attack and subsequent anthrax scare, response rates were lower than expected.

• A decline in revenues for Reader’s Digest magazine. Lower circulation revenues resulted principally from the aftermath of the September 11th terrorist attack and subsequent anthrax scare as well as an increased number of new subscribers at lower introductory rates. Advertising revenues declined due to continued softness in the U.S. advertising market.

• Lower revenues from the sale of Walking magazine in the first quarter of 2002 and the closure of New Choices magazine.

Operating profit for this segment declined to a loss of $(2) in 2002, compared with profit of $40 in 2001. The decline in profit was primarily attributable to the revenue changes described above and expenses associated with investments in new marketing channels, including telemarketing and third party mailing lists. These declines were partially offset by significant cost reductions in our U.S. Books and Home Entertainment business, lower promotion and fulfillment costs for Reader’s Digest magazine, the sale of the unprofitable Walking magazine, and profit of $1 contributed by Reiman.

Consumer Business Services

2003 v. 2002

Revenues for Consumer Business Services decreased 4% to $641 in 2003, compared with $668 in 2002. The decline was driven by the absence of revenues from Gifts.com, Inc., which ceased operations in 2002, and lower revenues from financial services marketing alliances due to a one-time payment received in connection with the termination of a financial services marketing alliance in 2002. In addition, the elimination of unprofitable product lines for Young Families, and lower sales volume due to increased competition for QSP Canada, contributed to the decline.

These declines were partially offset by a 4% increase in revenues at Books Are Fun and increased revenues for Children’s Publishing. The improvement in revenues at Books Are Fun was attributable to an increase in the number of business and corporate fairs held and an increase in the average sales per fair for business and corporate fairs. In addition, the introduction of new product lines at Books Are Fun contributed to the increased revenues. Revenues in Children’s Publishing increased due to better selling products and increased sales to mass marketers.

Revenues for QSP, Inc. increased 2% in 2003, compared with 2002. Increased revenues due to a higher pricing mix were partially offset by lower volumes for most products, including gift and magazine products, due principally to softness in the economy.

Operating profit increased 2% to $91 in 2003, compared with $88 in 2002. The increase was principally due to profit improvement attributable to the elimination of unprofitable businesses and product lines, including Gifts.com, Inc. Profit at QSP, Inc. was lower as a result of expenses associated with investments in the sales force, the recording of a penalty associated with the minimum purchase commitment related to our World’s Finest Chocolate, Inc. licensing agreement and the effect of the dockworkers’ strike on the west coast of the United States. Profit at QSP Canada declined due to lower sales volumes and increased fulfillment and other costs. These decreases in profit were partially offset by the impact of a higher pricing mix at QSP, Inc. and the impact of cost-reduction initiatives.

2002 v. 2001

Revenues for Consumer Business Services increased 4% to $668 in 2002, compared with $645 in 2001. The improvement was driven by a 13% increase in revenues for Books Are Fun, due to strong growth in school and corporate events, sales per event, and the successful introduction of art and jewelry events. In addition, revenues from our financial services marketing alliances doubled when compared with 2001. This was due to a contract termination payment of $5 from a former insurance marketing alliance partner and the introduction of a new investment products marketing alliance in the United States.

These increases were partially offset by revenue declines in QSP, Inc., Young Families and Trade Publishing. Revenues at QSP, Inc. declined 3% in part due to the displacement or cancellation of events after the September 11th terrorist attack in the second quarter of 2002, QSP’s peak seasonal marketing period. Revenues in Young Families declined due to lower payment rates for orders, and revenues in Children’s Publishing declined due to less popular product offerings in 2002.

Operating profit increased 25% to $88 in 2002, compared with $71 in 2001. The improvement in profit was driven by profit growth at Books Are Fun, due in part to the absence of goodwill amortization in accordance with SFAS No. 142, and by lower operating costs for the Gifts.com, Inc. website and the revenue changes described above. Partially offsetting these increases were lower profit for Children’s Publishing due to the revenue changes described above.

International Businesses

2003 v. 2002

Revenues for International Businesses decreased 6% to $1,008 in 2003, compared with $1,078 in 2002. Excluding the effect of foreign currency translation, revenues decreased 14%. The decline was principally driven by lower revenues for Books and Home Entertainment products in the United Kingdom, Germany, France, Mexico and Australia principally due to:

• lower response rates to mailings and lower payment performance partially attributable to weak economies;

• planned reductions in mail quantities to eliminate marginally profitable mailings and to reduce the unfavorable effect of the intensity of our mailings on our response rates;

• lower membership in Select Editions and illustrated series products due to a smaller universe of active promotable customers and lower response rates to mailings; and

• issues associated with outsourcing to new fulfillment vendors in Australia and France.

These decreases were partially offset by improved revenues in two of our developing markets. Revenues in Russia increased due to the introduction of new products and increased series membership. In Hungary, revenues improved due to increased response rates to mailings and increased mail quantities.

Operating profit in this segment declined 54% to $49 in 2003, compared with $106 in 2002. Excluding the effect of foreign currency translation, profit declined 60%. The profit decline was attributable to the changes in revenues described above, partially offset by lower product and promotion costs.

2002 v. 2001

Revenues for International Businesses decreased 4% to $1,078 in 2002, compared with $1,118 in 2001. Excluding the effect of foreign currency translation, revenues decreased 2%. Declines were principally attributable to weaker performance in certain markets, including Australia, Germany, Argentina, the United Kingdom and Poland. During the third quarter of 2002, we experienced slightly lower response rates in countries that converted to the euro (promotional efforts may differ significantly depending on the market). We evaluate promotional investments on a market-by-market basis taking into consideration various factors, including the local economic environment. Specific details of revenue declines include:

• A decline in revenues across a majority of the products in Australia due to a 25% reduction in mail quantities as part of a plan to lower mailing intensity and due to lower response rates compared with 2001. In addition, during late 2001 and early 2002 we restructured the management team to focus on revitalizing the business.

• A revenue decline in Germany as a result of reduced mail quantities for music products and lower response rates to mailings for Select Editions products. Mail quantities were reduced to eliminate marginally unprofitable mailings. These declines were partially offset by the results of mailings for new products promoted in the second half of 2002.

• A 45% decline in revenues in Argentina attributable to strategic reductions in mail quantities in response to the poor economic conditions in the country.

• A revenue decline in the United Kingdom primarily due to lower response rates for general books mailings and the timing of Select Editions promotions. These reductions were partially offset by higher revenues for some products from the use of new marketing channels. In addition, response rates were lower for Reader’s Digest magazine promotional mailings; however, this decline was partially offset by increased subscription renewals.

• A decline in revenues in Poland for most products due to lower mail quantities and response rates compared with 2001. The decline was partially offset by the introduction of new products and the use of new marketing channels.

The revenue declines above were partially offset by strong performances in Russia and most developing markets, including Hungary, Asia, the Czech Republic and Slovakia. Principal offsetting factors were:

• Higher revenues of 27% across all products in Russia principally due to increased mail quantities, increased response rates to mailings and new music product introductions in 2002.

• Higher revenues of 26% in the Eastern European countries (excluding Poland) principally due to increased mail quantities and mailings for general books and new music product introductions in 2002.

• Increased revenues in Asia principally due to increased mail quantities and response rates to mailings for general books, partially offset by lower mail quantities for music products and Reader’s Digest magazine.

Operating profit for this segment decreased 24% to $106 in 2002, compared with $139 in 2001. Excluding the effect of foreign currency translation, operating profit decreased 26%. The decrease was primarily attributable to the revenue changes described above as well as increased promotion costs in the United Kingdom. In addition, the expenses associated with investments in new marketing channels, including telemarketing, and new product introductions in the United Kingdom, Australia and Mexico contributed to the decline. These declines were partially offset by the effects of cost-reduction initiatives in most European markets.

Critical accounting policies

Our significant accounting policies are more fully described in Note 1, Organization and Summary of Significant Accounting Policies, in our Notes to Consolidated Financial Statements, which are included elsewhere in this prospectus. The accounting policies described below are those that we believe are critical to an understanding of our financial statements and require management to make significant judgments. These judgments entail estimates and assumptions that are essential to determining the recorded amounts and their impact on our operating results. Due to the uncertainty inherent in these estimates and assumptions, actual results may differ. The determination of the accounting policies that are critical and the assumptions and estimates that we have made have been reviewed and discussed with the Audit Committee of our Board of Directors.

Estimates of returns and bad debt

Our ability to accurately estimate returns and bad debt is critical in determining the amount of revenue to recognize and promotion and agent costs to defer. We present our revenues net of an allowance for returns and bad debt.

We estimate returns for all products as well as cancellations of magazine subscriptions based on historical data, method of promotion and results of market testing for the products. Reserve levels are adjusted as actual return data is received. Generally, on a consolidated basis, our estimates of returns have not differed significantly from actual results.

Estimates of bad debts are prepared using historical data based on the type of product and promotion and the source of customer. We review our bad debt reserves periodically to ensure they are appropriately stated. If actual results differ from our estimates, the reserve is adjusted as actual bad debt data is received. Generally, on a consolidated basis, our estimates of bad debts have not differed significantly from actual results.

Inventory valuation

We periodically assess our inventory for obsolescence and to ensure it is recorded at the lower of cost or market value. In estimating the necessary inventory reserve, we forecast demand for products on hand and assess market conditions, including potential usage in future promotions. Adjustments to inventory reserves are recorded in product, distribution and editorial expenses on our income statements.

Deferred promotion costs and related amortization

Promotion costs are deferred only if certain criteria are met, including whether the future profit expected to be generated by a promotional campaign is greater than the costs deferred. Estimates of revenues and profits to be generated and of returns are made using historical data based on the type of product, method of promotion and customer targeted. As actual results for a specific promotional campaign are received, the campaign is re-assessed. To the extent the costs of the campaign exceed profit generated, the difference is expensed immediately. Amortization related to deferred promotion expenses is included in promotion, marketing and administrative costs on our income statements.

Pension assumptions

The calculation of pension income (expense) is based on various actuarial assumptions. The expected return on assets, a significant factor in determining pension expense, requires significant judgment. We review this assumption annually, together with actuarial consultants, to determine a reasonable rate.

During our periodic review of assumptions used in determining the net pension expense to be recorded, we examine the assumed long-term rate of return on pension assets and the discount rate. These are the most significant factors in determining our net pension income and our benefit obligation.

The assumed long-term rate of return on pension assets represents the rate of return we expect our pension assets to return over an extended time horizon. Accordingly, significant changes in this rate due to short-term fluctuations in market conditions are not appropriate. In 2002, our assumed long-term rate of return on pension assets was 9.75%. Due to lower anticipated rates of return for portfolios with asset allocations similar to those of our pension plans, we reduced our long-term rate of return on pension assets to 9.25% for 2003. For the same reason, we have reduced the long-term rate of return on pension assets to 8.75% for 2004.

In 2002, our discount rate was 7.25%. In the United States, the discount rate should approximate high quality long-term corporate bond rates. Due to declining interest rates, our discount rate for 2003 was reduced to 6.25%. This is the rate utilized in determining our net pension income for 2004 in the United States.

Income and expenses associated with our pension plans are included in promotion, marketing and administrative expenses on our income statements.

Restructuring charges

We establish reserves for severance costs, contract terminations and asset impairments as a result of costs incurred to streamline our organization and reposition certain businesses. We apply Statement of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement superseded Emerging Issues Task Force Issue (EITF) No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs Associated with a Restructuring), and required that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management is committed to an exit plan. Such liabilities are recorded based on their fair value, as defined. The provisions of this statement apply to all costs accrued related to restructuring activities, including one-time severance benefits. However, because our severance benefits are normally not considered one-time, we recognize these benefits under the provisions of SFAS No. 112, Employers’ Accounting for Postemployment Benefits, and SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (the impact of pension curtailments and settlements that are directly attributable to our restructuring actions were recorded in accordance with SFAS No. 88). As such, amounts for severance are recognized when a termination plan is developed and approved and when payment is probable and estimable. Restructuring charges for all other types of costs, such as contract terminations, are recorded in accordance with SFAS No. 146. Asset impairments are calculated in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

For charges prior to December 31, 2002, estimates of costs incurred to complete those actions, such as future lease payments, sublease income, the fair value of assets, and contract termination settlements, were based on assumptions at the time management was committed to a plan. To the extent actual costs differed from those estimates, reserve levels were adjusted. In addition, plans for certain severance actions were revised due to changes in business conditions that we did not foresee at the time such plans were approved.

The impact of restructuring charges is recorded in other operating items, net on our income statements.

Goodwill and other intangible assets

In accordance with SFAS No. 142, goodwill and intangibles with indefinite lives must be assessed annually for impairment. These assessments, which require a great deal of judgment, involve management’s estimates of future cash flows, market trends and other factors. If goodwill is determined to be impaired, a loss is recorded in accordance with the statement.

In accordance with SFAS No. 144, intangible assets with finite lives must be assessed for impairment whenever changes in circumstances indicate that the assets may be impaired. Similar to goodwill, the assessment for impairment requires estimates of future cash flows related to the intangible asset. To the extent the carrying value of the asset exceeds its future cash flows, an impairment loss is recorded based on the fair value of the asset. Asset impairments are recorded in other operating items, net on our income statements.

Liquidity and capital resources

The consolidated statement of cash flows for the six-month period ended December 31, 2003 (unaudited), is summarized below:

Cash and cash equivalents at June 30, 2003	$51
Net change in cash due to:
Operating activities	97
Investing activities	(6)
Financing activities	(77)
Effect of exchange rate changes on cash and cash equivalents	3

Net change in cash and cash equivalents	17

Cash and cash equivalents at December 31, 2003	$68

Cash and cash equivalents increased 33% to $68 as of December 31, 2003, compared with $51 as of June 30, 2003. The increase in cash was due to cash flow from operations. Positive cash flow was driven by net income, depreciation and amortization, lower cash paid for taxes, advances received for new subscriptions and other products, and management of payables and receivables. These increases were partially offset by cash payments related to our restructuring charges. Uses of cash, principally related to financing, were repayment of $67 of principal related to our Term Loan and cash payment for dividends of $10.

Borrowings. As described in Note 11, Debt, in the Notes to our audited Consolidated Financial Statements, which are included elsewhere in this prospectus, our borrowings principally comprise our $950 Term Loan Agreement, or our Term Loan, and the Five-Year Revolving Credit and Competitive Advance Facility Agreement, or our Revolving Credit Facility, collectively referred to as our 2002 Credit Facilities. The maximum borrowing allowed under our Revolving Credit Facility is $193. As of December 31, 2003, there were no outstanding borrowings under our Revolving Credit Facility and $798 outstanding under our Term Loan. During the six-month period ended December 31, 2003, we repaid $67 of principal related to our Term Loan (consisting of $14 in scheduled mandatory repayments, $11 in additional mandatory repayments pursuant to an excess cash flow calculation performed annually and $42 in voluntary prepayments). Our Term Loan required us to make scheduled principal repayments of $7 per quarter during 2004 and increasing scheduled principal repayments thereafter. The amount of scheduled repayments is continually adjusted to the extent that we continue to make voluntary repayments and additional mandatory repayments. In addition, we are required to perform a calculation in the first quarter of every fiscal year (based on an excess cash flow calculation outlined in our Term Loan) to determine any potential additional mandatory repayments. The weighted average interest rate on our borrowings under the 2002 Credit Facilities for the six-month periods ended December 31, 2003 and 2002 was 4.1% and 4.2%, respectively (4.2% and 4.1%, for the three-month periods ended December 31, 2003 and 2002, respectively).

Borrowings under our 2002 Credit Facilities are secured by substantially all of our assets and are subject to various covenants, including limitations of additional debt for money borrowed and related guarantees, acquisitions, share repurchases, liens and minimum interest coverage and maximum leverage ratios.

Under our 2002 Credit Facilities, we are required to hedge at least one-third of borrowings outstanding under our Term Loan. In July 2002, we entered into agreements to cap at 6% the LIBOR interest rate component of $400 of our borrowings under our Term Loan for a period of three years.

On March 3, 2004, we issued $300 of old notes in a private placement. Approximately $292 of proceeds from this offering was used to repay obligations due under the Term Loan, with the remainder to be used to pay financing costs.

Concurrent with the issuance of the old notes, we amended our covenants under the 2002 Credit Facilities. The amendment provides us greater flexibility with respect to share repurchases and cash dividends. In addition, the dollar limit on acquisitions was increased.

Historically, in the first quarter of the fiscal year, we use proceeds from short-term borrowings to finance cash flow requirements in anticipation of the second quarter, our peak-selling season. During the second quarter of the fiscal year, we normally generate cash from operations and pay down our short-term borrowings. During the second half of the fiscal year, cash flow is generally sufficient to fund operations. Accordingly, we believe that our liquidity, capital resources, cash flows and borrowing capacity are sufficient to fund normal capital expenditures, working capital requirements, the payment of dividends and the implementation of our strategic initiatives.

Other liquidity matters. As of December 31, 2003, under various share repurchase authorizations (announced during fiscal 2000, 2001 and 2002), we have repurchased 8.6 million shares of our Class A Nonvoting Common Stock for approximately $232 in previous periods. In May 2001 we announced a $250 share repurchase authorization, of which $186 remains as of December 31, 2003. Under our 2002 Credit Facilities, prior to the amendment referred to above, we were prohibited from repurchasing our Common Stock until our credit ratings were investment grade, with a stable outlook. In addition, the indenture for the old notes and exchange notes prohibited repurchases of our Common Stock as described under “Description of the exchange notes— Certain covenants— Limitation on Restricted Payments.”

In addition, on December 13, 2002, we repurchased 4.6 million shares of our Class B Voting Common Stock for approximately $100, plus capitalizable acquisition costs of $1.7, in connection with the recapitalization transactions described in Note 12 to our audited Consolidated Financial Statements, which are included elsewhere in this prospectus.

Contractual obligations and commitments

For information regarding debt and other obligations, including lease commitments and contingencies, see Note 6, Goodwill and Other Intangible Assets, Net; Note 11, Debt; and Note 13, Commitments and Contingencies, in the Notes to our audited Consolidated Financial Statements, which are included elsewhere in this prospectus.

In the normal course of business, we enter into long-term arrangements with suppliers for raw materials and merchandise and with other parties whose recordings or works we use in our products. These arrangements may contain minimum purchase requirements. We enter into these agreements to facilitate an adequate supply of materials and to enable us to develop better products for sale to our customers. The table below details our significant contractual obligations and the timing of payments due for those contracts with minimum purchase requirements.

As of June 30, 2003, after giving effect to the issuance of old notes and the refinancing of a portion of the Term Loan on March 3, 2004, our contractual obligations were:

	Less than	One to	Three to	More than
Contractual obligations[1]	one year	three years	five years	five years

Debt obligations:
Old Notes[1]	$—	$—	$—	$300
Term Loan[1,2]	18	10	493	—
Other lines of credit	1	—	—	—
Lease commitments:
Operating leases	17	26	22	57
Purchase commitments:
World’s Finest Chocolate[3]	55	120	131	828
Royalty contracts	4	1	—	—
Service and outsource contracts[4]	44	15	14	10

Total	$139	$172	$660	$1,195

(1) Updated to reflect the issuance of $300 of the old notes and the repayment of $292 of borrowings under the Term Loan.

(2) In the fourth quarter of 2002 we borrowed $950 to complete the Reiman acquisition, finance the recapitalization transactions and pay down existing debt balances. The commitments detailed above represent the mandatory scheduled principal repayments detailed in the Term Loan Agreement, adjusted for the effect of principal repayments made in 2003 in excess of those required. See Note 11, Debt, in the Notes to our audited Consolidated Financial Statements, which are included elsewhere in this prospectus, for additional information.

(3) In May 2000 QSP, Inc. entered into a licensing agreement with World’s Finest Chocolate, Inc. to obtain the exclusive right to distribute World’s Finest Chocolate products for fundraising purposes. This agreement was amended in 2003. The commitments detailed above represent our minimum purchase requirement of chocolate products from 2004 until the agreement terminates, in fiscal 2020. See Note 6, Goodwill and Other Intangible Assets, Net, in the Notes to our audited Consolidated Financial Statements, which are included elsewhere in this prospectus, for additional information.

(4) This caption includes a number of service contracts, such as: product fulfillment agreements, information technology license and maintenance agreements, and agreements with postal authorities. These contracts terminate at varying dates ranging from 2004 through fiscal 2010. The most significant of these commitments expire in 2004.

Currency risk management

In the normal course of business, we are exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries’ results of operations and financial condition. We hedge significant known transactional exposures, but generally do not hedge the impact of foreign currency translation on our earnings.

Additional information concerning derivative financial instruments is available in Note 7, Financial Instruments, in the Notes to our audited Consolidated Financial Statements, which are included elsewhere in this prospectus.

Recent accounting standards

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 established standards for classifying certain financial instruments that represent obligations yet also have characteristics similar to equity instruments. Specifically, SFAS No. 150 addresses the accounting for instruments such as mandatorily redeemable securities, certain option contracts and obligations to be settled in shares. In November 2003, the FASB indefinitely delayed the effective date of the classification and measurement provisions that relate to noncontrolling interests in limited life entities. We adopted SFAS No. 150 as of July 1, 2003. Adoption of this standard did not have a material impact on our operating results or financial position.

In December 2003, the FASB issued FASB Interpretation (FIN) No. 46R, a revision to FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. FIN No. 46 introduced a new consolidation model with respect to variable interest entities. The new model requires that the determination of control should be based on the potential variability in gains and losses of the variable interest entity being evaluated. The entity with the majority of the variability in gains and losses is deemed to control the variable interest entity and is required to consolidate it. FIN No. 46R revised the effective dates for different types of entities. FIN No. 46R must be applied to all entities considered special purpose entities for the period ending after December 15, 2003 (the second quarter of 2004 for us). However, FIN No. 46R is effective for the first reporting period that ends after March 15, 2004 (the third quarter of 2004 for us) for all other types of variable interest entities.

In December 2003, the FASB issued a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. The statement revises the financial statement disclosures required for pension and postretirement obligations. Additional disclosures include descriptions of plan assets and the investment strategy employed. In addition to these annual disclosures, SFAS No. 132 also requires interim disclosures such as the components of net periodic pension cost. The statement does not change the recognition or measurement of benefit plan obligations. The annual disclosure requirements are effective for fiscal years ending after December 15, 2003 (fiscal 2004 for us). The interim disclosure requirements are effective for interim periods beginning after December 15, 2003 (the third quarter of 2004 for us).

Adoption of FIN No. 46R and the revision to SFAS No. 132 will not have any impact on our operating results or financial position.

Business

Reader’s Digest is a global publisher and direct marketer of products that inform, enrich, entertain and inspire people of all ages and cultures around the world. We produce magazines, books, recorded music collections and home video products, which we market primarily through direct marketing. We also sell products through our display marketing business, Books Are Fun, and our youth fundraising company, QSP. We are best known for publishing our flagship, Reader’s Digest magazine, which is published in 48 editions and 19 languages and is one of the world’s most widely read magazines, with over 90 million monthly readers and a circulation base of approximately 20 million. The U.S. edition of Reader’s Digest magazine has the largest paid circulation of any U.S. magazine, other than those automatically distributed to all members of the American Association of Retired Persons. As a result, we believe that our publications enjoy strong brand awareness with a large and loyal readership base. For the fiscal year ended June 30, 2003, we generated revenues of $2,475 million, operating profit of $139 million and earnings before interest, taxes, depreciation and amortization, or EBITDA, of $212 million.

We are a Delaware corporation, originally incorporated in New York in 1926 and then reincorporated in Delaware in 1951. The mailing address of our principal executive offices is Pleasantville, New York 10570, and our telephone number is (914) 238-1000.

Operating segments

Our internal management organization reflects three reportable segments: Reader’s Digest North America, International Businesses and Consumer Business Services.

Reader’s Digest North America

This segment comprises our operations in the United States and Canada that:

• Publish and market (primarily through direct marketing) Reader’s Digest magazine and several special interest magazines;

• Publish and market (primarily through direct marketing) the magazines and books of, and operate the complementary businesses of, Reiman Media Group, Inc., which we acquired on May 20, 2002; and

• Publish and market (primarily through direct marketing) Books and Home Entertainment products, which include Select Editions, series and general books, and music and video products related to some or all of the following affinities: reading, home and health, and entertainment.

International Businesses

This segment comprises our operations outside of the United States and Canada that:

• Publish and market (primarily through direct marketing) Books and Home Entertainment products (described above), Reader’s Digest magazine in numerous editions and languages, and several special interest magazines; and

• Establish and develop the operations of our financial services marketing alliances and other new business development initiatives, including the introduction of the Reiman publishing model and display marketing in Mexico, France and Spain.

Consumer Business Services

This segment comprises our operations that:

• Sell books and gift items by display marketing products on-site through independent sales representatives at schools and businesses through Books Are Fun, Ltd. in the United States and Canada;

• Sell our magazines and other publishers’ magazines and other products through youth fundraising campaigns of QSP, Inc. in the United States and Quality Service Programs Inc. in Canada (QSP Canada);

• Publish and market (primarily through retail and direct marketing channels as well as through Books Are Fun, Ltd. and QSP, Inc.) Books and Home Entertainment products of Young Families and Children’s Publishing;

• Promote our financial services marketing alliances in the United States and Canada; and

• Sold gifts and other merchandise through Gifts.com, Inc. (including Good Catalog Company), which ceased operations in 2002.

Financial information about each of our operating segments is included in Note 14 to our audited Consolidated Financial Statements, which are included elsewhere in this prospectus.

Strategic initiatives and outlook

In July 2003 we announced that we had initiated a two-year strategic plan to achieve sustainable revenue and operating profit growth by fiscal 2005. The major components of the plan are to:

• Make $20 million of incremental investment spending in fiscal 2004 in business initiatives that are intended to help drive revenue and operating profit growth in fiscal 2005 and beyond;

• Reduce fixed costs, primarily through overhead reduction actions, by a minimum of $70 million by fiscal 2005;

• Reduce marketing activity in the near term to stabilize our active customer base while improving operating margins for our more mature businesses, such as most of our international operations and our U.S. Books and Home Entertainment operations; and

• Drive revenue growth through investing in new products and new businesses (Reiman, Books Are Fun, QSP), expanding new customer acquisition channels and increasing inter-divisional selling opportunities in all of our businesses.

In fiscal 2004, we have made progress against our two-year plan, while steadily improving our already strong cash-flow generation. To track the progress of the plan in fiscal 2004, we previously identified 15 key metrics related to growth targets, operating performance, cost-reduction targets and investments. Under the plan, we expected that the initial phase would result in lower results during the first half of fiscal 2004, due to reduced marketing activity in international markets, timing of cost-reduction benefits and incremental investment spending, and that year-over-year growth would be achieved beginning in the second half of fiscal 2004. However, the decline at Books Are Fun and QSP was greater than anticipated. While we now expect modest revenue and profit growth for Consumer Business Services in the second half, it will not be enough to offset the first half decline. We believe that we remain on track to achieve most of our other metrics, including strong cash flow generation and debt reduction.

In January 2004, we announced our intention to pursue the sale and partial leaseback of our headquarters in Westchester County, New York. It is our intention to structure the sale to result in a significant cash inflow, a one-time gain and an ongoing reduction in our maintenance and other operating costs. We expect to use any net proceeds from the sale to repay a portion of outstanding indebtedness under our 2002 Credit Facilities.

Books and Home Entertainment

Our Books and Home Entertainment products consist of Reader’s Digest Select Editions, series books, general books, recorded music collections and series, and home video products and series. We market these products principally by direct mail through our Reader’s Digest North America and International Businesses operating segments. Consumer Business Services also sells Reader’s Digest Books and Home Entertainment products by display marketing those products on-site, at schools and businesses through Books Are Fun and through the youth fundraising campaigns of QSP, Inc. For more information about how we market our Books and Home Entertainment products, please refer to the subsection captioned “Marketing” of this “Business” section.

Select Editions

Reader’s Digest Select Editions, which were formerly called “Condensed Books” in many markets, are a continuing series of condensed versions of current popular fiction. A condensed work reduces the length of an existing text, while retaining the author’s style, integrity and purpose. We publish Select Editions in 14 languages and sell them in the United States, Canada and 26 other countries. We generally publish six volumes of Select Editions a year. Some of our international subsidiaries publish four or five volumes a year.

International editions of Select Editions generally include some material from the U.S. edition or from other international editions, translated and edited as appropriate. International editions also include some condensed versions of locally published works. Each local editorial staff determines whether existing Select Editions selections are appropriate for their local market.

Series books

We market two types of series books— reading series and illustrated series. These book series may be either open-ended and continuing or closed-ended, consisting of a limited number of volumes. We publish reading series books in four languages and sell them in the United States, Canada and 10 other countries. Our reading series include The World’s Best Reading, which consists of full-length editions of classic works of literature. We publish six or seven volumes of The World’s Best Reading each year in the United States, Canada and four other countries and in four languages. We publish illustrated series, which are generally closed-ended, in eight languages and sell them in the United States, Canada and 15 other countries.

General books

Our general books consist primarily of reference books, cookbooks, “how-to” and “do-it-yourself” books, and children’s books, some of which we publish in series. We also publish books on subjects such as history, travel, religion, health, nature, home, computers and puzzles.

We publish general books in 17 languages and sell them in the United States, Canada and 32 other countries.

New general books are usually original Reader’s Digest books, but may also be books acquired from other publishers. During the development period for an original Reader’s Digest book, we conduct extensive research and prepare an appropriate marketing strategy for the book.

We sell most copies of a general book through initial bulk promotional mailings. We also sell substantial additional copies through subsequent promotions, through catalog sales and through the use of sales inserts in mailings for other Reader’s Digest products. We also distribute our general books for retail sale in stores through independent distributors and through Books Are Fun and QSP.

Music

Our music collections, released on compact discs and cassettes in the United States and 30 other countries, span a broad range of musical styles, ranging from classical to pop, and from local folk to “relaxation” music. We offer both international and local repertoires, which reflect our customers’ tastes and expectations. In most markets, we also sell music series in various musical genres.

We license existing recordings from major record companies and sponsor our own recordings with the world’s most renowned orchestras and with international and local artists. Our music vault now consists of approximately 10,000 selections, which we use in our music collections around the world. We have digitized a major part of these selections for online access. We also license our selections to third parties for retail sales or for movie synchronization. Our focus in recent years has been acquiring more rights to master recordings.

We are a member of the Recording Industry Association of America in the United States, and we have been recognized with 51 gold, platinum and multi-platinum certificates. In several other countries, we are a member of the International Federation of the Phonographic Industry.

Video

Our single sales home video products and series reflect the core interests of our global customers—travel, natural history, history and children’s animated programs. We market various video products through direct response channels in the United States and 23 other countries. In some countries, we also sell our home video products through retail outlets.

We are working with award-winning production companies in the United States, Europe and Australia to create original programs with very high editorial and production standards—programs that are intended to stand out in a competitive marketplace. Most of our original documentary programs are being licensed to broadcasters worldwide. We are creating an archive of existing video footage for potential use in future productions and are utilizing new technologies by creating DVDs of our programs for sale to customers.

Production and fulfillment

We hire independent contractors to print and bind the various editions of Select Editions. We have an exclusive agreement with a printing company for printing English-language Select Editions distributed in the United States and Canada. That agreement expires in 2007. The majority of all other U.S. book products produced by Reader’s Digest are printed by several independent contractors. We usually hire independent contractors to produce and manufacture our music and video products.

Paper is the principal raw material necessary for production of our Select Editions, series books and general books. Our exclusive agreement with a major supplier to supply paper for Select Editions globally expired in December 2003. The parties currently continue to operate under that agreement’s terms while a new contract is being negotiated. We purchase paper for series books and general books for each printing. We believe that our existing contractual arrangements and other available sources of paper provide us with an adequate supply of paper at competitive prices. We use independent contractors in arranging for us to acquire some of the necessary raw materials to manufacture music and video products.

We hire independent contractors to handle our fulfillment, warehousing, customer service and payment processing. We have an agreement with a single independent contractor to handle order and payment processing for most of our U.S. Books and Home Entertainment business. That agreement expires in 2006. The printers or suppliers of our products generally package and deliver those products directly to the postal service. For information about postal rates and postal services, please refer to the section of this prospectus captioned “Marketing.”

Our European operations use three principal manufacturing companies for the production of books. The majority of our Home Entertainment products are produced throughout Europe by three major manufacturers.

It is our direct marketing policy that a customer may return any book or home entertainment product to us, either before or after payment, and receive a refund of amounts paid. We believe that our returned goods policy is essential to our reputation and that it elicits a greater number of orders. Many of those orders are not returned because a high number of consumers are satisfied with our products.

Sales of books and home entertainment products are seasonal. In the direct marketing industry as a whole, more consumers respond in the fall and winter months than during the rest of the year. Also, sales are typically higher during the pre-Christmas season than in spring and summer.

Reader’s Digest magazine, special interest magazines and Reiman Media Group

Reader’s Digest magazine is a monthly, general interest magazine consisting of original articles, previously published articles in condensed form, and a condensed version of a previously published or soon-to-be published full-length book. Reader’s Digest also contains monthly humor columns, such as “Laughter, The Best Medicine®,” “Life in These United States®,” and “All In A Day’s Work®,” and other regular features, including “Quotable Quotes®,” “Word Power®,” “Only in America,” “Everyday Heroes,” “That’s Outrageous!®,” and “RD Living.” The international editions of Reader’s Digest include similar features.

We publish Reader’s Digest in the United States and Canada. Globally, Reader’s Digest is published in 48 editions and 19 languages. We license independent contractors to publish Reader’s Digest in India, Italy, Korea, Denmark, South Africa and Indonesia. These magazines are sold primarily through direct marketing. In addition, we sell Reader’s Digest and other publishers’ magazines and products in the United States and in Canada through youth fundraising campaigns of our subsidiaries, QSP, Inc. in the United States and Quality Service Programs, Inc. in Canada.

We publish Reader’s Digest in several editions in the United States, including an English language edition, a Spanish-language edition entitled Selecciones, and Reader’s Digest Large Print for Easier Reading. We license independent contractors to publish a braille edition and a recorded edition in the United States.

We publish several special interest magazines that we believe are consistent with our image, editorial philosophy and market expertise. In the United States, we publish The Family Handyman® and American Woodworker®. The Family Handyman provides instructions and guidance for “do-it-yourself” home improvement projects. American Woodworker® provides information, instruction and guidance for professional and serious amateur woodworkers.

Internationally, we publish Moneywise, a magazine devoted to helping families manage their finances, in the United Kingdom. We also publish Receptar, a leading Czech do-it-yourself and gardening monthly magazine and Krizovky, a Czech entertainment puzzle magazine. We also publish The Family Handyman in Australia.

We promote our special interest magazines to our Reader’s Digest customer list. We also promote other products to each magazine’s customer list, as appropriate. This strategy helps us to expand the customer base for all of our products.

We also publish other limited-edition special interest publications in the United States and internationally. These include a special homeowners’ edition of The Family Handyman that is used by real estate brokers in the United States and special holiday-themed editions of Reader’s Digest in Mexico. In addition, in the fall of 2002 we launched a new series of monthly check-out counter magazines branded as RD Specials that consist primarily of repurposed content from our books and magazines relating to the topics of home, health and food.

Circulation and advertising

The following table shows circulation and advertising information for Reader’s Digest and our special interest magazines for fiscal 2003.

		June 30, 2003	Advertising
	Issues	circulation	pages
Magazine title	per year	rate base	carried

Reader’s Digest—U.S.—English edition	12	11,000,000 [1]	957
Reader’s Digest—Canada—English and French Editions[2]	12	1,264,675	1,746
Reader’s Digest—Other international editions[2]	12	8,797,239	9,015
Reader’s Digest Large Print for Easier Reading	12	550,000	197
American Woodworker	7	325,000	349
The Family Handyman	10	1,100,000	594
Selecciones	12	325,000	446
Moneywise	12	75,971	824
Receptar	12	170,000	257
Krizovky	12	50,000	21

(1) Effective January 2004, the circulation rate base has been reduced to 10,000,000.

(2) Reader’s Digest magazine detailed in these captions is published in multiple editions and languages. Accordingly, the number of issues per year relates to each edition or language that is published.

In the second quarter of fiscal 2004, we launched a new magazine titled Our Canada, a bi-monthly general interest magazine with reader-contributed content.

Approximately 70% of total U.S. fiscal 2003 and fiscal 2002 revenues for Reader’s Digest was generated by circulation revenues and 30% by advertising revenues.

We have determined that the U.S. edition of Reader’s Digest has the largest paid circulation of any U.S. magazine, other than those automatically distributed to all members of the American Association of Retired Persons. Our determination is based on the most recent audit report issued by the Audit Bureau of Circulation, Inc., a not-for-profit organization that monitors circulation in the United States and Canada. Approximately 95% of the U.S. paid circulation of Reader’s Digest consists of subscriptions. The balance consists of single copy sales at newsstands and in supermarkets and similar retail establishments. We sell our special interest magazines by subscription and at newsstands.

We maintain the circulation rate base for Reader’s Digest through annual subscription renewals and new subscriptions. In fiscal 2003, we sold approximately 3.7 million new subscriptions in the United States and approximately 2.1 million new international Reader’s Digest subscriptions to maintain the current circulation rate base. We sell new subscriptions in the United States through a variety of direct response marketing techniques, and we sell new subscriptions in international markets primarily by direct mail. We sell the largest percentage of subscriptions between July and January of each fiscal year. Subscribers to Reader’s Digest may cancel their subscriptions at any time and we will refund the unused balance of the subscription price. For additional information regarding direct marketing of subscriptions, please refer to the subsection captioned “Marketing” of this “Business” section.

We believe many international editions of Reader’s Digest have the largest paid circulation for monthly magazines both in the individual countries and in the regions in which they are published. For most international editions of Reader’s Digest, subscriptions comprised approximately 90% of circulation for fiscal 2003. The balance is attributable to newsstand and other retail sales. Approximately 82% of total international fiscal 2003 revenues for Reader’s Digest were generated by circulation revenues and 18% by advertising revenues.

The U.S. editions and the larger international editions of Reader’s Digest offer advertisers different regional editions, major market editions and demographic editions. These editions, which usually contain the same editorial material, permit advertisers to concentrate their advertising in specific markets or to target specific audiences. Reader’s Digest sells advertising principally through an internal advertising sales force. We sell advertisements in multiple Reader’s Digest editions worldwide and offer discounts for placing advertisements in more than one edition.

Reader’s Digest magazine editorial

Reader’s Digest is a reader-driven, family magazine. Its editorial content is, therefore, crucial to the loyal subscriber base that constitutes the cornerstone of our operations. The editorial mission of Reader’s Digest is to inform, enrich, entertain and inspire. The articles, book section and features included in Reader’s Digest cover a broad range of contemporary issues and reflect an awareness of traditional values.

A substantial portion of the selections in Reader’s Digest are original articles written by freelance writers or staff writers. The balance is selected from existing published sources and is condensed or excerpted by Reader’s Digest editors. We employ a professional staff to research and fact-check all published pieces.

The international editions of Reader’s Digest contain content and follow editorial procedures similar to the U.S. editions. Each international edition has a local editorial staff responsible for the editorial content of the edition. The mix of locally generated editorial material, material taken from the U.S. edition and material taken from other international editions varies greatly among editions. In general, our larger international editions, for example, those in France, Germany, Mexico and the United Kingdom, carry more original or locally adapted material than do smaller editions.

Internet initiatives

We have created our rd.com website to extend the experience of reading Reader’s Digest through audio, graphic, text and video enhancements, interactive discussions and reader involvement, and additional content relating to Reader’s Digest. We are also utilizing rd.com to market our products through e-mail and the Internet, as well as to communicate with and service our customers online. For more information about rd.com, please refer to the subsection captioned “Marketing” of this “Business” section.

Reiman Media Group

On May 20, 2002, Reader’s Digest acquired substantially all of the assets and assumed substantially all of the liabilities of Reiman Holding Company LLC and its subsidiaries for $760 million in cash. The acquired businesses of those companies are now operated by Reader’s Digest’s wholly owned subsidiary, Reiman Media Group, Inc. and its subsidiaries. Reiman is a publisher in the United States and Canada of magazines and books that cover topics including cooking, gardening, country lifestyle, nostalgia and crafts. Reiman also operates several related businesses to complement its core magazine and book publishing operations. For fiscal 2003, Reiman’s revenues were generated 59% by magazines, 24% by books and 17% by other businesses.

Magazine publishing. Reiman publishes 13 bi-monthly magazines, including Backyard Living, which was launched in the second quarter of fiscal 2004. The renewal rates for Reiman magazines have averaged approximately 70%.

The following table contains information about each of the magazines:

		FY 2003
		average
Title and year of first issue	Theme	circulation[1]

Taste of Home® (1993)	Home-style food and recipes	4,265,000
Quick Cooking® (1997)	Quick recipes and kitchen shortcuts	3,004,000
Birds & Blooms® (1995)	Backyard bird feeding and gardening	1,998,000
Light & Tasty® (2001)	Recipes lower in fat, salt, calories or cholesterol	1,565,000
Country Woman® (1970)	Women who love country living	1,395,000
Country (1987)	Photos and stories of country life	1,156,000
Reminisce® (1991)	Nostalgia	1,075,000
Farm & Ranch Living® (1978)	Rural life	406,000
Reminisce Extra (1993)[2]	Nostalgia	338,000
Country Extra (1990)[2]	Photos and stories of country life	337,000
Country Discoveries® (2000)	Exploration of country destinations and getaways	328,000
Crafting Traditions® (1982)	Crafts themes relating to particular upcoming holidays	292,000

(1) Reiman’s magazines do not have a guaranteed circulation rate base and are not audited by the Audit Bureau of Circulation. The circulation levels of each individual magazine fluctuate throughout the year. The overall circulation level is managed in total to maximize the profitability of the entire portfolio, which may cause year-over-year increases or decreases in the average circulation for individual titles.

(2) Reminisce Extra and Country Extra are essentially extensions of the base titles that bring the publishing frequency of the base titles up to monthly for those customers who subscribe to both, although each is available separately.

The theme of Backyard Living relates to landscaping projects and tips, gardening and outdoor entertaining ideas. It has a circulation of over 250,000.

Reiman’s editorial philosophy includes the following core principles: (1) concentration on positive aspects of people and their lifestyles; (2) encouragement of reader involvement; (3) maintenance of low editorial costs; and (4) emphasis on product quality. As a result, about 85-90% of the editorial content of Reiman’s magazines is contributed by readers. Reiman’s magazines do not accept on-page advertising and rely on subscriptions for almost all revenue. “Savings Packs” of coupons are poly-bagged with the food magazines.

Reiman markets its magazines principally through direct mail and cross-promotion of titles within its magazine group. Reiman markets products to its customer database of approximately 40 million current and former customers, combined with selective rental of outside customer lists. Through reader involvement, Reiman seeks to identify and address customer interest in existing and new publications. New magazine ideas and titles, also created using reader-submitted editorial content, are test-marketed to subscribers of existing magazines and selected outside lists. This has enabled Reiman to more accurately measure the potential for new products and launch new magazines at relatively low start-up costs. Reiman does not use cash-prize sweepstakes in connection with its marketing.

Book publishing. Reiman leverages its magazine brand equity, reader loyalty and editorial capability by publishing and marketing books that complement its magazines. Reiman principally markets annual editions of books created primarily from magazine content from the prior year. In fiscal 2003, Reiman published and sold over 4.4 million books. Reiman has nine established annual book programs that are marketed on a continuity basis, with customers agreeing to receive future editions of the books unless they respond to an annual prepublication notice. In fiscal 2004, Reiman launched two additional annual book programs. Annual books constitute about 90% of unit volume, of which about 60% are renewals. Reiman markets most of its books through solo direct mail in which Reiman sends a promotion featuring one book to names from its customer database and outside lists. Reiman sells its books with a free preview offer during which the customer agrees to examine the book before purchasing it. If they do not wish to purchase the book they can return it for a full refund or credit.

Complementary businesses. Reiman operates four businesses that complement its core magazine and book publishing operations:

Country store: sells a broad selection of products, including Reiman books, calendars, collectors’ items, memorabilia, small kitchen appliances, gardening tools, and other country lifestyle products, through a catalog that is distributed to those who request and to those who have purchased in the past.

World Wide Country Tours: offers motorcoach and riverbarge tours to experience the lives of people in various parts of the United States and the world. World Wide Country Tours utilizes direct marketing through Reiman magazines and its own stand-alone brochures to attract potential travelers.

Reiman advertising & promotion: offers to subscribers Savings Packs of coupons and promotional advertising in conjunction with recipes and other information. Its customers are primarily food and consumer product companies, which purchase advertising space in the Savings Packs.

Homemaker schools: provides cooking school demonstrations by professional home economists in small- and medium-size communities throughout the United States. Revenues are generated from fees paid by local news media that sponsor individual shows and from portions of fees that Reiman Advertising & Promotion receives from national sponsors of the Homemaker Schools.

Custom publishing

In January 2002, we signed a five-year agreement with McMurry Publishing, Inc. and The Ritz-Carlton Hotel Company, LLC to publish the in-room magazine for Ritz-Carlton hotels, which will be distributed in more than 50 Ritz-Carlton properties worldwide.

Production and fulfillment

We hire independent contractors to print all editions of Reader’s Digest and our special interest magazines. We have an exclusive contract with a U.S. printer to print the U.S. editions of Reader’s Digest. The contract is scheduled to expire in December 2008. Our Reiman magazines are printed under contracts with three printers that expire in 2004-2005. We believe that, generally, there is an adequate supply of alternative printing services available to us at competitive prices should the need arise. Nevertheless, significant short-term disruption could occur. We have contingency plans to minimize recovery time should our current contract printers be unable to meet our production requirements.

Lightweight coated and uncoated paper are the principal raw materials used in the production of Reader’s Digest and special interest magazines. Our global contract for supply of paper for

Reader’s Digest magazine expires in June 2005. Our contract for the paper requirements of Reiman magazines also expires in June 2005. We believe those supply contracts provide an adequate supply of paper for our needs and that, in any event, alternative sources are available at competitive prices. A variety of factors affect paper prices, including demand, capacity, pulp supply and general economic conditions.

We have agreements with a single independent contractor to handle order and payment processing for Reader’s Digest, the U.S. special interest magazines and the Reiman magazines. The agreement for Reader’s Digest and the U.S. special interest magazines expires in 2006 and the agreement for the Reiman magazines expires in 2008. The same contractor also handles these matters for most of our U.S. Books and Home Entertainment operations.

We deliver subscription copies of the U.S. edition of Reader’s Digest, the special interest magazines and the Reiman magazines through the United States Postal Service as “periodicals” class mail. Subscription copies of international editions of Reader’s Digest are delivered through the postal service in each country of publication. For additional information about postal rates and service, please refer to the subsection captioned “Marketing” of this “Business” section.

In the United States, a distribution network handles newsstand and other retail distribution. We have also contracted in each country with a newsstand magazine distributor for the distribution of Reader’s Digest.

In Europe, we have several multi-country agreements with independent contractors as well as in-country independent contractors to handle our fulfillment, warehousing, customer service, and payment and order processing. We have two primary printing companies for printing Reader’s Digest magazine in Europe.

Consumer Business Services

Books Are Fun, Ltd.

Our Books Are Fun, Ltd. subsidiary sells premium-quality books and gift items, including Reader’s Digest books and home entertainment products, at discount prices by display marketing those products on-site at schools and businesses in all 50 states of the United States and across Canada using book fairs and other displays. Book categories sold by Books Are Fun include best-selling novels, cookbooks, children’s books and education, sports, hobby, nature, travel and self-help titles. Non-book categories include music, videos and gift items, such as jewelry and art. Books Are Fun’s products are sold by over 1,000 independent sales representatives, who service approximately 68,000 schools, 16,000 large corporations and institutions, 14,000 daycare centers and 48,000 small businesses. Since many individuals purchase these products for gift giving, Books Are Fun’s sales cycle is largely seasonal, reflecting substantial volume in the second quarter of our fiscal year.

Books Are Fun purchases book titles, gifts and other products from over 250 publishers and vendors worldwide. Many of its top titles are purchased in quantities exceeding 100,000 copies on a non-returnable basis, affording Books Are Fun substantial purchasing power. All products are test-marketed by the purchase of a modest number of units in advance of purchasing larger quantities. Books Are Fun uses an extensive network of independent public warehousing facilities and carriers to store and transport products.

The Books Are Fun business model is being rolled out in a number of international markets. Commercial operations are under way in France, Mexico and Spain, and the concept is in market testing and early development phases in Italy and Germany.

QSP

QSP markets and sells subscriptions to Reader’s Digest, the Reiman magazines, the special interest magazines and other publishers’ magazines in the United States, as well as music and video products, books, food and gifts. QSP works directly with schools and youth groups to prepare fundraising campaigns in which participants sell those products. QSP derives its revenues through services rendered by means of fundraising events. A substantial majority of QSP’s sales occurs during the first half of our fiscal year, which coincides with the fall school semester. QSP has approximately 530 sales representatives.

In May 2000, QSP entered into a licensing agreement with World’s Finest Chocolate, Inc. that provides for QSP’s commitment to purchase annual minimum amounts of World’s Finest Chocolate products and the exclusive right to sell those products for fundraising purposes through 2010. In September 2002, QSP entered into an amendment to the licensing agreement. The amendment extended the term of the initial agreement by ten years, reduced the annual minimum purchase requirements, adjusted pricing favorably to QSP and permits QSP to sell World’s Finest Chocolate products through channels other than fundraising under specified circumstances. In connection with these changes, QSP paid $10.5 million to World’s Finest Chocolate in fiscal 2003.

Quality Service Programs, Inc., our Canadian subsidiary, conducts operations substantially similar to those conducted by QSP in the United States. In June 2001, Quality Service Programs acquired eFundraising.com, which uses the Internet to enhance fundraising activities. eFundraising.com provides fundraising products, mainly scratch cards and chocolate, to organizations conducting fundraisers. eFundraising.com also uses proprietary software that enables e-mail messages to be sent on behalf of students about their school or youth group’s fundraising activities to family and friends. The e-mail directs the recipients to the school or youth group’s website, where they may purchase magazine subscriptions and a variety of gift and food products.

Several hundred other publishers make magazine subscriptions available to QSP at competitive, discounted prices. QSP also obtains music products from a large music publisher. A substantial portion of QSP’s chocolate food products are obtained from World’s Finest Chocolate. QSP engages an independent contractor to process gift, food, magazine, music and book orders.

Reader’s Digest Trade Publishing

This division sells products for both children and adults and is comprised of two divisions: Reader’s Digest Children’s Publishing and Adult Trade Publishing. Reader’s Digest Children’s Publishing produces books, games and other products under the Reader’s Digest Children’s Publishing imprint for children up to age 12. Its products are sold through retail channels as well as through Reader’s Digest (including display marketing and catalogs) and other channels, including the Internet. The products represent such popular brands as Barbie, Disney (classic Disney and Pixar characters), Nickelodeon, Hasbro, Fisher-Price, and NASCAR. The book products have been translated into 28 languages and are marketed in the United States, Canada, Europe, South America, Australia and Asia. Our Adult Trade Publishing group originates books in many illustrated reference categories including, gardening, crafts, do-it-yourself, history, and family reference. These books are sold through retail channels, catalogs, book clubs, Books Are Fun, QSP, on TV, and through Reader’s Digest’s domestic and international divisions.

Reader’s Digest Young Families

Our Reader’s Digest Young Families division sells products for children up to age 8, primarily through direct mail and telemarketing. The division’s products include interactive books, such as Sesame Street ABCs, and videos, such as The Country Mouse and the City Mouse. Young Families sells its products principally in the United States.

Financial services marketing alliances

Insurance

We and our subsidiaries have formed alliances with several leading insurance companies under which the insurers market a variety of insurance products to our customers in the United States and other countries. Our alliance partners include American International Group, Inc., GE Financial Assurance Company, GE Capital Assurance Company, Physicians Mutual Insurance Company, Liberty Mutual, PacifiCare Health Systems, Allianz, AXA and Manulife Financial. The products, which include life, personal accident, auto, health, homeowners, long-term care insurance, and hospital indemnity and hospital cash products, are marketed and sold through a combination of direct mail, telemarketing, advertising in our magazines, the Internet and other marketing channels. The insurer underwrites and administers the products, provides customer and claims services, and covers marketing costs. We provide expertise in research and test design, database management and targeting, and promotion creation and production.

Credit products

We pursue alliances to provide a range of credit products to our customer base. In August 1999, we signed an agreement with Bank One to market a Reader’s Digest-branded credit card to our customers in the United States. Under the agreement, Bank One launched a Reader’s Digest Platinum MasterCard in April 2000. Subsequently, Bank One has launched credit cards using The Family Handyman brand and Reiman’s Taste of Home and Birds & Blooms brands. Bank One administers all of the credit cards. Internationally, we are partnering to market loan products with GE Capital Assurance Company and its subsidiaries in France and MBNA in the United Kingdom.

Gifts.com and Good Catalog Company

Gifts.com, Inc. comprised the Good Catalog Company division, a catalog marketer of home, garden and gift-related products, and the gifts.com division, an online and catalog gift shopping service. We owned an 80.1% interest in Gifts.com, Inc. Operations at Gifts.com, Inc. ceased in December 2002.

Marketing

We sell magazine subscriptions, Select Editions, series books, general books, music and video products, and certain other products principally through direct mail solicitations to households on our customer lists, as well as to customer lists rented or purchased from third parties. Our books and home entertainment products and product offers and many international magazine subscription offers are often accompanied by sweepstakes entries and, in some cases, premium merchandise offers.

As part of our growth strategy and our strategy to decrease our reliance on sweepstakes marketing, we are increasing distribution of our products through direct-response channels other than direct mail. These other distribution channels include direct-response television, package inserts, telemarketing, the Internet, display marketing and other direct sales, and catalogs. Reader’s Digest magazine obtains the vast majority of its new subscribers in the United States from non-sweepstakes sources. Moreover, with the acquisition of our Reiman operations, we have significantly reduced our reliance on large cash prize sweepstakes marketing throughout the remainder of our direct marketing businesses.

We are adapting the editorial content and the marketing methods of our magazines and books and home entertainment products to new technologies. Our website—rd.com—links to our many international and domestic web sites, and our multiple online stores, for shopping and information about our products. For the twelve-month period ended December 31, 2003, rd.com, including changeone.com, had over 11.5 million visitors from around the world. We are using rd.com and our local international websites to market subscriptions to our products. We are also utilizing electronic direct marketing to offer magazine subscriptions through one-click e-mail.

To promote the sale of our books and home entertainment products in the United States, we usually offer a sweepstakes in our promotional mailings. Prizes totaled about $4.5 million for the 2003 edition of the sweepstakes (this amount is expected to decrease in fiscal 2004). Generally, each of our international subsidiaries sponsors its own sweepstakes. The mechanics of the sweepstakes vary from jurisdiction to jurisdiction, depending upon local law.

From time to time, we are involved in legal, regulatory and investigative proceedings concerning our sweepstakes and other direct marketing practices. Also from time to time jurisdictions in which we do business consider more restrictive laws or regulations governing sweepstakes or direct marketing. We have received a letter from the FTC inquiring whether our business practices comply with regulations regarding telemarketing and the National Do Not Call Registry, as well as regulations regarding so-called negative option plans and unordered merchandise. The FTC letter states that the inquiry follows consumer complaints to the FTC. The letter makes no specific assertion of any wrongdoing by us. Our marketing practices are reviewed by counsel in advance and are designed to comply with applicable regulations. The inquiry is in the preliminary stages and we intend to cooperate fully with the FTC. Although some of these proceedings may have negatively affected our direct marketing business, we do not believe that these proceedings or proposed laws and regulations will have a material adverse effect on our direct marketing business.

In 2001, we entered into a voluntary comprehensive agreement with attorneys general for 32 states (and subsequently with three additional states) and the District of Columbia regarding standards for direct mail sweepstakes promotions. Pursuant to the agreement, we are promoting consumer education and have adopted standards for promotions in the United States similar to those agreed to by other direct marketing and publishing companies.

We are subject to postal rate increases, which affect our product deliveries, promotional mailings and billings. Postage is one of the largest expenses in our promotional and billing activities. In the past, we have had sufficient advance notice of most increases in postal rates so that we could factor the higher rates into our pricing strategies and operating plans. Higher postal rates or other delivery charges usually increase the total cost to the customer, which may have a negative effect on sales. As a result, we may strategically determine the extent, if any, to which we will pass these cost increases on to our customers.

We rely on postal delivery service for timely delivery of most of our products and promotional mailings. In the United States and most international markets, delivery service is generally satisfactory. Some international jurisdictions, however, experience periodic work stoppages in postal delivery service or less than adequate postal efficiency.

In some states in the United States and in some international jurisdictions, some or all of our products are subject to sales tax or value added tax. Taxes, like delivery costs, are generally stated separately on bills, where permitted by applicable law. Higher taxes increase the total cost to the customer, which may have a negative effect on sales. In jurisdictions where applicable tax must be included in the purchase price, we may be unable to fully recover from customers the amount of any tax increase or new tax.

Information technology and customer database enhancement

The size and quality of our computerized customer database of current and prospective customers in each country where we operate contributes significantly to our business. We are constantly striving to improve our customer databases. We believe that our U.S. database (including data obtained through the Reiman acquisition) of over 65 million households as of June 30, 2003—approximately half the total number of households in the country—is one of the largest direct response databases in the United States. Our international databases include a total of approximately 49 million households as of June 30, 2003.

We continue to make significant investments in our database management and related information technology to improve our operating efficiencies, to increase the level of service we provide to our customer base and to facilitate globalization of our operations.

Some international jurisdictions, particularly in Europe, have data protection laws or regulations prohibiting or limiting the exchange of information of the type that we maintain. Some jurisdictions also prohibit the retention of information, other than certain basic facts, about noncurrent customers. Although these regulations may hinder our ability to collect, retain and use customer information, we believe that current laws and regulations do not prevent us from engaging in activities necessary to operate our current businesses.

Competition and trademarks

Although Reader’s Digest is a unique and well-established institution in the magazine publishing industry, it competes with other magazines for subscribers and with magazines and all other media, including television, radio and the Internet, for advertising. We believe that the extensive and longstanding international operations of Reader’s Digest provide us with a significant advantage over competitors seeking to establish a global publication.

We own numerous trademarks that we use in our businesses worldwide. Two of our most important trademarks are “Reader’s Digest” and the “Pegasus” logo. In addition, our significant trademarks include “QSP,” “Books Are Fun” and the names of many of our magazines, features and other products. We believe that the name recognition, reputation and image that we have developed in each of our markets significantly enhance customer response to our direct marketing sales promotions. For these reasons, trademarks are important to our business, and we aggressively defend our trademarks.

We believe that our company names, image and reputation, as well as the quality of our customer databases, provide a significant competitive advantage over many other direct marketers. However, our Books and Home Entertainment businesses and Books Are Fun compete with companies selling similar products at retail as well as by direct marketing through various channels, including display marketing and the Internet. Because tests show that consumers’ responses to direct marketing promotions can be adversely affected by the overall volume of direct marketing promotions, we also compete with all other direct marketers, regardless of whether their products are similar to our products. Our Books and Home Entertainment businesses compete principally on the basis of direct marketing customer service, product popularity and price.

Reader’s Digest magazine and our special interest magazines compete with other magazines of similar respective genres for readers and advertising and our Reiman magazines compete for readers in their respective genres. QSP competes with other sellers of products similar to those sold by QSP, whether through fundraising services, direct marketing or retail. Nearly all of our products are in competition with other products and services that compete for a potential purchaser’s leisure activity time and disposable income.

Employees

As of December 31, 2003, we employed about 4,500 people worldwide. We employed about 2,600 in the United States, including employees at Reiman, and about 1,900 in our international subsidiaries. Our relationship with our employees is generally satisfactory.

Properties

Our headquarters and principal operating facility is situated on approximately 120 acres in Westchester County, New York. We acquired much of this property in 1940. The table below shows our headquarters and other properties that we currently own or lease.

Location	Area (sq. ft.)	Principal Uses

Westchester County, NY	694,000 owned	Executive, administrative, editorial and operational offices; data processing; other facilities
Greendale, WI	164,800 owned	Executive, administrative, editorial and operational offices; data processing; other facilities
Fairfield, IA	105,393 owned	Executive, administrative and operational offices; data processing; other facilities
New York, NY	99,200 leased	Editorial offices; advertising sales offices
Various U.S. cities	57,166 leased	Editorial offices, advertising sales offices; other facilities
International	497,625 owned 402,661 leased	Executive, administrative and editorial offices; warehouse facilities

The real properties that we own in Westchester County, New York, Fairfield, Iowa, and Greendale, Wisconsin are subject to mortgages securing our borrowings under our 2002 Credit Facilities.

In January 2004, we announced our intention to pursue the sale and partial leaseback of our headquarters in Westchester County, New York.

We believe that our current facilities, together with expansions and upgrades of facilities presently underway or planned, are adequate to meet our present and reasonably foreseeable needs. We also believe that adequate space will be available to replace any leased facilities whose leases expire in the near future.

Legal proceedings

We and our subsidiaries are defendants in various lawsuits and claims arising in the regular course of business. Based on the opinions of management and counsel for these matters, we believe that recoveries, if any, by plaintiffs and claimants would not materially affect our financial position or results of operations.

Management

Executive officers

The following is information about our executive officers.

Name	Age	Positions with Reader’s Digest and Recent Business Experience

Thomas O. Ryder	59	Mr. Ryder has been Chairman of the Board and Chief Executive Officer and a Director of Reader’s Digest since he joined Reader’s Digest in April 1998. Mr. Ryder is also a director of Amazon.com, Inc. and Starwood Hotels & Resorts Worldwide, Inc.

Michael A. Brennan	56	Mr. Brennan has been President, Latin America and Asia- Pacific and a Senior Vice President of Reader’s Digest since March 2002. He was Vice President and General Manager, Developing Markets before March 2002. Mr. Brennan joined Reader’s Digest in January 1990.

Michael A. Brizel	47	Mr. Brizel has been Senior Vice President and General Counsel of Reader’s Digest since July 2002. Before July 2002, he was Vice President and General Counsel of Reader’s Digest. Mr. Brizel joined Reader’s Digest in July 1989.

Richard E. Clark	40	Mr. Clark has been Vice President, Investor Relations and Global Communications, since March 2002, having served as Vice President, Investor Relations, since he joined Reader’s Digest in March 2000. Before March 2000, Mr. Clark was Vice President, Finance and Investor Relations, of Viacom International Incorporated.

Giovanni di Vaio	50	Mr. di Vaio has been Vice President, Human Resources of Reader’s Digest since January 2004 and was Vice President, International Human Resources from May 1999 to January 2004. He became a chief human resources officer with responsibility for international operations, as well as global compensation and benefits, leadership and management development, in January 2004. Prior to joining Reader’s Digest in May 1999, Mr. di Vaio was Senior Vice President, Human Resources and Communications-Europe of Carlson Wagonlits Travel before May 1999.

Clifford H.R. DuPree	53	Mr. DuPree has been Vice President, Corporate Secretary and Associate General Counsel of Reader’s Digest since July 1998. He joined Reader’s Digest in May 1992.

Thomas D. Gardner	46	Mr. Gardner has been President, Reader’s Digest International, since February 2003 and has been a Senior Vice President of Reader’s Digest since July 1998. He was also President, North America Books and Home Entertainment, from January 2001 to February 2003 and was Senior Vice President, U.S. New Business Development, of Reader’s Digest before January 2001. Mr. Gardner joined Reader’s Digest in February 1992.

Name	Age	Positions with Reader’s Digest and Recent Business Experience

Michael S. Geltzeiler	45	Mr. Geltzeiler joined Reader’s Digest as Senior Vice President and Chief Financial Officer in September 2001. Mr. Geltzeiler was previously Senior Vice President and Chief Financial Officer of ACNielsen Corporation (market research, information and analysis), a subsidiary of VNU NV, from March 2001 to September 2001 and Senior Vice President and Controller before March 2001.

Francoise Hanonik	44	Ms. Hanonik has been Vice President, Human Resources since joining Reader’s Digest in January 2000. She became a chief human resources officer with responsibility for North American operations, as well as global talent review and organization, in January 2004. She was Vice President, Human Resources of ACNielsen Corporation before January 2000.

Albert L. Perruzza	56	Mr. Perruzza has been Senior Vice President, Global Operations and Business Redesign, since February 2002. He was Senior Vice President, Global Operations, of Reader’s Digest before February 2002 and was Vice President, Database Management Operations, before October 1999. Mr. Perruzza joined Reader’s Digest in 1972.

Robert E. Raymond	47	Mr. Raymond has been President, Consumer Business Services, and a Senior Vice President of Reader’s Digest since February 2003. He was Senior Vice President, Strategic Acquisitions and Alliances, of Reader’s Digest before February 2003 and was Vice President and General Manager, Music, Video, and Special Channels, before June 1999. Mr. Raymond joined Reader’s Digest in 1993.

Gary S. Rich	42	Mr. Rich has been President, Global QSP, since February 2002. He was Senior Vice President, Human Resources, of Reader’s Digest from August 1998, when he joined Reader’s Digest, to January 2004.

Eric W. Schrier	52	Mr. Schrier has been President, Reader’s Digest North America, since February 2003. He has also been Senior Vice President and Global Editor-in-Chief since joining Reader’s Digest in January 2000 and served as President, U.S. Magazines, from February 2002 to February 2003. Before January 2000, he was President and Chief Executive Officer of Time Inc Health (health publishing).

Jeffrey S. Spar	38	Mr. Spar has been Senior Vice President and Chief Information Officer of Reader’s Digest since July 2002 and was Vice President and Chief Information Officer from November 1998 to July 2002. Before joining Reader’s Digest in November 1998, Mr. Spar was a Management Consultant with McKinsey & Company.

Directors

The following is information about our directors.

Name	Age	Positions with Reader’s Digest and Recent Business Experience

Thomas O. Ryder	59	See biography above.

Jonathan B. Bulkeley	43	Mr. Bulkeley joined the Board of Directors in January 2001. Mr. Bulkeley serves as the non-executive Chairman of QXL ricardo plc, a European online auction company, and as non- executive Vice Chairman of EDGAR Online, Inc, an online document retrieval service. Mr. Bulkeley also served as a director of Cross Media Marketing from 2001 until July 2002. He was Chairman and Chief Executive Officer of LifeMinders Inc., an online direct marketing firm, during 2001, having served as a director of that company since August 1999. He was Chief Executive Officer of barnesandnoble.com from January 1999 to January 2000. Prior to January 1999, he was affiliated with America Online, including serving as Managing Director of the online services joint venture of AOL-U.K. and Bertelsmann Online and President of AOL-U.K. Mr. Bulkeley is also a director of EDGAR Online, Inc. and Milliken & Co.

Herman Cain	58	Mr. Cain, who joined the Board of Directors in June 2001, is Chairman of Godfather’s Pizza, Inc. He is also the founder, President and Chief Executive Officer of T.H.E., Inc., a leadership consulting company. Mr. Cain is a director of Aquila, Inc., Godfather’s Pizza, Inc. and Whirlpool Corporation.

Walter Isaacson	51	Mr. Isaacson joined the Board of Directors in November 2003. Since January 2003, he has been the President and Chief Executive Officer of the Aspen Institute, an international education and leadership institute. From July 2001 until April 2003, he served as Chairman and Chief Executive Officer of CNN, a cable television news network, and from December 1995 to July 2001, he was the Managing Editor of Time Magazine. Mr. Isaacson is also an author.

William E. Mayer	63	Mr. Mayer joined the Board of Directors in June 2003. He is a founding Partner of Park Avenue Equity Partners, having served in that capacity since February 1999. From December 1996 to February 1999, he was the founding Partner of Development Capital, a company that invested in private and public companies. Mr. Mayer also previously served as President and Chief Executive Officer of The First Boston Corporation (now Credit Suisse First Boston), an investment bank. Mr. Mayer is also a director of First Health Group Corp. and Lee Enterprises, Incorporated and serves as a Trustee of the Liberty Group of Mutual Funds.

Name	Age	Positions with Reader’s Digest and Recent Business Experience

James E. Preston	70	Mr. Preston has been a member of the Board of Directors of Reader’s Digest since 1994. He retired as Chairman of the Board of Avon Products, Inc. (beauty and related products) in May 1999; he was Chief Executive Officer prior to July 1998 and President prior to November 1993. Mr. Preston also serves as a director of Aramark, Inc. and Foot Locker, Inc.

Lawrence R. Ricciardi	63	Mr. Ricciardi has been a member of the Board of Directors of Reader’s Digest since 1998. Since January 2003, he has been Senior Advisor to the Jones Day law firm and the Lazard investment banking firm. In July 2002, he retired as Senior Vice President of International Business Machines Corporation, where he had served as Senior Vice President and General Counsel from May 1995 to February 2002. Mr. Ricciardi also serves as a director of Royal Dutch Petroleum Company.

William J. White	65	Mr. White has been a member of the Board of Directors of Reader’s Digest since 1996. He has been a professor at the Robert R. McCormick School of Engineering and Applied Science at Northwestern University since January 1998. He retired as Chairman of the Board of Bell & Howell Company (information access and mail processing systems) in December 1997. Mr. White also served as Chief Executive Officer of Bell & Howell Company until March 1997 and as President until February 1995. Mr. White is also a director of ProQuest Company (formerly Bell & Howell Company) and Packaging Dynamics Corporation.

Ed Zschau	64	Dr. Zschau has been a member of the Board of Directors of Reader’s Digest since January 1999. He is Visiting Lecturer with rank of Professor at Princeton University. Prior to September 2000, Mr. Zschau was a Professor of Management at Harvard Business School. Dr. Zschau is also a director of StarTek, Inc.

Our By-Laws state that officers serve at the pleasure of our Board of Directors. We elect our officers annually and they serve until their successors are elected and qualified.

The Board of Directors, which currently consists of nine members, is divided into three classes. Each class has a term of office of three years, and the term of each class ends in a different year on the date of the Annual Meeting of Stockholders.

Security ownership of certain beneficial owners

Five percent holders

The following table summarizes information regarding the beneficial ownership of our Common Stock as of March 19, 2004. The stockholders identified below are the only stockholders we know that beneficially own more than five percent of our Common Stock. The information set forth below is based on information reported by those stockholders on Schedules 13G or 13D as filed with the Securities and Exchange Commission.

		Percent
Name and address of person	Number of shares beneficially owned	of class

FMR Corp.	9,625,293	9.73%
82 Devonshire Street
Boston, MA 02109
Highfields Capital Management LP1	8,327,431	8.43%
200 Clarendon Street
51st Floor
Boston, MA 02117
The TCW Group, Inc., on behalf of the TCW Business Unit	6,122,205	6.20%
865 South Figueroa Street
Los Angeles, CA 90017
Capital Research and Management[2] Company	6,084,000	6.20%
333 South Hope Street
Los Angeles, CA 90071
T. Rowe Price Associates, Inc.	5,519,230	5.58%
100 East Pratt Street
Baltimore, MD 21202
State Street Research & Management Company[2]	4,944,761	5.00%
One Financial Center
30th Floor
Boston, MA 02111

(1) We are party to an agreement with Highfields Capital Management LP and related entities (collectively, the “Highfields Entities”), dated as of June 4, 2003, pursuant to which we agreed, among other things, to (1) appoint William E. Mayer to the Board and to the Corporate Governance and Compensation and Nominating Committees, (2) nominate Mr. Mayer for election as a Class 1 Director and solicit votes for his re-election at the 2003 Annual Meeting of Stockholders, and (3) appoint another Director to the Board no later than the 2003 Annual Meeting of Stockholders. On November 11, 2003, the Board appointed Walter Isaacson as an additional Director. The Agreement also provides that for a period of one year from the date of the Agreement, the Highfields Entities and their affiliates and associates, among other things: (1) will vote their Reader’s Digest Common Stock in favor of the nominees of the Compensation and Nominating Committee for election to the Board, (2) will not engage in any proxy solicitation with respect to Reader’s Digest, including at the 2003 Annual Meeting and, subject to their fiduciary obligation in connection with certain extraordinary transactions, will vote their shares in favor of any other matter recommended unanimously by the Board at any stockholder meeting, and (3) will not increase their beneficial ownership of Reader’s Digest Common Stock to more than 10%.

(2) May be deemed to have sole voting or dispositive power over the shares listed, but has disclaimed beneficial ownership of all such shares.

Directors and Executive Officers

The following table summarizes information regarding the beneficial ownership of our Common Stock by our directors and executive officers as of March 19, 2004.

			Percent
Name and address of person	Number of shares beneficially owned[1]		of class

Thomas O. Ryder	2,079,056	[2,3]	2.1%
Jonathan B. Bulkeley	13,700	[4]	*
Herman Cain	13,200	[4]	*
Walter Isaacson	5,350	[4]	*
William E. Mayer	18,850	[4]	*
James E. Preston	20,900	[4]	*
Lawrence R. Ricciardi	18,700	[4]	*
William J. White	19,900	[4]	*
Ed Zschau	17,400	[4]	*
Eric W. Schrier	268,781	[2]	*
Thomas D. Gardner	302,344	[2]	*
Gary S. Rich	285,731	[2]	*
Michael S. Geltzeiler	99,545	[2]	*
All directors and officers as a group (21 persons)	4,358,392	[2,3]	4.4%

* The percentage of shares beneficially owned does not exceed 1% of our outstanding Common Stock.

(1) “Beneficial ownership” has been determined in accordance with rule 13d-3 under the Exchange Act. Each director or executive officer had sole voting and investment power over the shares shown, except as noted below. Mr. Ryder beneficially owned 2.1% of the total outstanding shares of Common Stock. Each other director or executive officer beneficially owned less than 1% of the total outstanding shares of Common Stock.

(2) Includes shares of Common Stock underlying presently exercisable stock options as follows: Mr. Ryder, 1,477,500; Mr. Schrier, 147,400; Mr. Gardner, 192,876; Mr. Rich, 183,426; Mr. Geltzeiler, 27,450; and all directors and current executive officers, 2,704,878. Includes restricted shares of Common Stock as follows: Mr. Ryder, 216,970; Mr. Schrier, 113,424; Mr. Gardner, 94,885; Mr. Rich, 87,931; Mr. Geltzeiler, 70,288; and all Directors and current executive officers, 1,029,118.

(3) Includes 470,000 shares underlying options held by The Thomas O. Ryder 1998 Family Trusts.

(4) Includes shares of deferred stock as follows: Mr. Bulkeley, 4,550; Mr. Cain, 4,550; Mr. Isaacson, 3,050; Mr. Mayer, 5,050; Mr. Preston, 3,850; Mr. Ricciardi, 4,550; Mr. White, 3,850; and Mr. Zschau, 4,550.

Description of certain indebtedness

The following description of some important terms of some of our indebtedness is not complete and does not contain all the information that is important to you. For a more complete understanding of our indebtedness, we encourage you to obtain and read the agreements and documents governing this indebtedness, which we will provide to you upon your request. See “Available information.”

Credit agreements

Overview

On May 20, 2002, we entered into a $950 million Term Loan Agreement, as amended on June 27, 2003, January 27, 2004 and February 12, 2004 (the “Term Loan”), with a syndicate of banks and other financial institutions, and on the same date, we amended and restated the Five-Year Revolving Credit and Competitive Advance Facility Agreement, as amended on June 27, 2003, January 27, 2004 and February 12, 2004 (the “Revolving Credit Facility,” together with the Term Loan, the “2002 Credit Facilities”), allowing up to $192.5 million in aggregate principal amount of bank borrowing (which included up to $20 million in swingline loans at any one time), to conform it to our Term Loan agreement. Under the Term Loan, Tranche A commitments, which are commitments for $250 million in aggregate, mature on May 20, 2007 and Tranche B commitments, which are commitments for $700 million in aggregate, mature on May 20, 2008. Our Revolving Credit Facility matures on July 27, 2006.

Proceeds from our Term Loan were used to finance the Reiman acquisition purchase price and pay related financing and transaction costs, to finance our recapitalization transactions and to refinance obligations under earlier credit agreements. See Note 12 to our Consolidated Financial Statements.

At December 31, 2003, we had borrowings of $798.1 million outstanding, of which $40.8 million is classified as short-term debt and included in loans and notes payable on our balance sheets. The average interest rate on borrowings under the 2002 Credit Facilities was 4.0% for 2003. In 2002, we had total borrowings of $950.7 million outstanding and the weighted average interest rate for these borrowings was 3.8%. The carrying amount of the borrowings approximated fair value at December 31, 2003 and 2002.

On March 3, 2004, we issued $300 million of the old notes in a private placement. Approximately $292 million of proceeds from this offering was used to repay obligations due under the Term Loan ($183 million in complete repayment of all of the outstanding indebtedness under Tranche A, and the remainder to repay a portion of amounts outstanding under Tranche B) with the remainder to be used to pay financing costs.

Security interests

Borrowings under our 2002 Credit Facilities are secured by substantially all of our assets.

Availability

We may borrow under our Revolving Credit Facility for general corporate purposes, including acquisitions, share repurchases and commercial paper backup.

Interest rates

Borrowings under our 2002 Credit Facilities bear interest at either LIBOR plus a spread based upon our credit rating at the time the rate is established, or the Alternate Base Rate, as defined in our Term Loan agreement. The interest rate is required to be reset from time to time for periods of up to six months. The June 27, 2003 amendments to our 2002 Credit Facilities increased the interest rate we pay on outstanding borrowings by up to 50 basis points based upon our credit rating at June 30, 2003.

Facility fees

Under our Revolving Credit Facility, we pay lenders a facility fee based on a spread that depends on the credit rating of the commitment.

Repayment

Our Term Loan requires quarterly principal repayments with the final payment due in fiscal 2008. In addition, the $300 million of old notes and exchange notes do not require interim principal payments. The principal balance is due in 2011. After giving effect to borrowing the old notes and repaying a portion of the Term Loan, total payments required under the Term Loan are as follows (in millions):

2004	17.9
2005	5.1
2006	5.1
2007	5.1
2008	488.0

Total	$521.2

Under our Revolving Credit Facility, we agreed to repay the outstanding principal balance on such loan’s maturity date, July 27, 2006, and to repay swing line loans on the tenth business day following the making thereof.

Covenants

Our 2002 Credit Facilities contain negative and affirmative covenants and requirements affecting us. The non-financial covenants include limitations on, among other things: additional debt for money borrowed and related guarantees; acquisitions; mergers and asset transfers; share repurchases; liens; transactions with affiliates and dividend payments. Financial covenants include minimum interest and fixed charge coverage, maximum leverage ratios and limitations on annual capital expenditures. The terms of the June 27, 2003 amendments to our 2002 Credit Facilities included modifications to ease the leverage covenant (which specifies the maximum ratio of debt to EBITDA) and to exclude the impact of certain cash restructuring charges from the calculation of EBITDA in 2003 and 2004. Concurrent with the issuance of the old notes, we amended our covenants under the 2002 Credit Facilities. The amendment provides us greater flexibility with respect to share repurchases and cash dividends. In addition, the dollar limit on acquisitions was increased.

Our 2002 Credit Facilities contain the following affirmative covenants, among others: delivery of financial and other information to the agents and lenders; notice to the agents and lenders of any default, material litigation and other events; conduct of business and existence; payment of obligations; maintenance of properties and insurance; access to books and records by agents and lenders; compliance with laws; use of proceeds; delivery of information regarding collateral; notice of casualty and condemnation to collateral agent and lenders; notification of additional subsidiaries and further assurances.

Events of default

Our 2002 Credit Facilities specify certain customary events of default, including, among others, the following: material inaccuracy of representations and warranties; failure to pay principal, interest or fees; failure to observe or perform certain covenants, conditions or agreements; certain bankruptcy and insolvency events; certain undischarged judgments; certain ERISA events; change in control, invalidity of certain guarantees or security documents and material invalidity of certain liens.

Lines of credit

International lines of credit and overdraft facilities totaled $34.6 million at December 31, 2003, and of which no amounts were outstanding at such date. These lines of credit are renewed annually.

Description of the exchange notes

Reader’s Digest will issue the exchange notes under the same indenture, dated March 3, 2004 (the “indenture”), between itself and JPMorgan Chase Bank, as Trustee (the “Trustee”), under which the old notes were issued. The following is a summary of the material provisions of the indenture. It does not include all of the provisions of the indenture. We urge you to read the indenture because it defines your rights. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference in this prospectus. We will provide you a copy of the indenture upon request. See “Additional information.” You can find definitions of certain capitalized terms used in this description under “—Certain definitions.” For purposes of this section, references to “Reader’s Digest” include only The Reader’s Digest Association, Inc., and not its Subsidiaries.

The exchange notes will be senior unsecured obligations of Reader’s Digest, ranking equal in right of payment with all other senior unsecured obligations of Reader’s Digest. The exchange notes will be effectively subordinated to all existing and future secured debt of Reader’s Digest to the extent of the assets securing such debt. The exchange notes also will be effectively subordinated to any debt, preferred stock obligations and other liabilities of Reader’s Digest’s Subsidiaries. As of December 31, 2003, after giving effect to the use of the net proceeds from the sale of the old notes to repay approximately $292 million of the debt outstanding under the Term Loan, Reader’s Digest would have had approximately $505.9 million of secured debt outstanding and approximately $192.5 million of unused commitments, net of outstanding letters of credit, under the Revolving Credit Facility and Reader’s Digest’s Subsidiaries would have had no material debt outstanding.

Reader’s Digest will issue the exchange notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the exchange notes. The exchange notes may be presented for registration or transfer and exchange at the offices of the Registrar. Reader’s Digest may change any Paying Agent and Registrar without notice to holders of the exchange notes (the “Holders”). Reader’s Digest will pay principal (and premium, if any) on the exchange notes at the Trustee’s corporate office in New York, New York. At Reader’s Digest’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders. Any old notes that remain outstanding after the completion of this exchange offer, together with the exchange notes, will be treated as a single class of securities under the indenture and are referred to collectively in this section as the “notes.”

Principal, maturity and interest

As of the date of this prospectus, $300 million in aggregate principal amount of the old notes issued under the indenture are outstanding. The exchange notes are unlimited in aggregate principal amount, of which up to $300 million in aggregate principal amount will be issued in this exchange offer. The notes will mature on March 1, 2011. Additional notes may be issued from time to time, subject to the limitations set forth under “—Certain covenants—Limitation on incurrence of additional Indebtedness.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class of securities under the indenture. Interest on the exchange notes will accrue at the rate of 6.5% per annum and will be payable semiannually in cash on each March 1 and September 1 commencing on September 1, 2004, to the persons who are registered Holders at the close of business on the February 15 and August 15 immediately preceding the applicable interest payment date. Interest on the exchange notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including March 3, 2004. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The exchange notes will not be entitled to the benefit of any mandatory sinking fund.

Redemption

Optional redemption

Except as described below, the notes are not redeemable before March 1, 2008. Thereafter, Reader’s Digest may redeem the notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on March 1 of the year set forth below:

Year	Percentage

2008	103.250%
2009	101.625%
2010 and thereafter	100.000%

In addition, Reader’s Digest must pay accrued and unpaid interest on the notes redeemed.

Optional redemption upon Public Equity Offerings

At any time, or from time to time, on or prior to March 1, 2007, Reader’s Digest may, at its option, use the net cash proceeds of one or more Public Equity Offerings to redeem up to 35% of the original principal amount of the notes issued under the indenture at a redemption price of 106.5% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided, however, that:

(1) at least 65% of the principal amount of notes issued under the indenture remains outstanding immediately after any such redemption; and

(2) Reader’s Digest makes such redemption not more than 90 days after the consummation of any such Public Equity Offering.

Selection and notice of redemption

In the event that Reader’s Digest chooses to redeem less than all of the notes, selection of the notes for redemption will be made by the Trustee either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the exchange notes are listed; or,

(2) on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of a Public Equity Offering, the Trustee will select the notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, then the notice of redemption that relates to such note must state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as Reader’s Digest has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that Reader’s Digest purchase all or a portion of such Holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, Reader’s Digest must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

Reader’s Digest will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Reader’s Digest and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that Reader’s Digest will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event Reader’s Digest is required to purchase outstanding notes pursuant to a Change of Control Offer, Reader’s Digest expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that Reader’s Digest would be able to obtain such financing.

Neither the Board of Directors of Reader’s Digest nor the Trustee may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the indenture described herein on the ability of Reader’s Digest and its Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of Reader’s Digest, whether favored or opposed by the management of Reader’s Digest. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the exchange notes, and there can be no assurance that Reader’s Digest or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of Reader’s Digest or any of its Subsidiaries by the management of Reader’s Digest. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

Reader’s Digest will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the indenture, Reader’s Digest shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the indenture by virtue thereof.

The “Change of Control” provisions described above will apply during any Suspension Period.

Certain covenants

The indenture contains, among others, the following covenants:

Limitation on incurrence of additional Indebtedness

(a) Reader’s Digest will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, Reader’s Digest or any of its Subsidiaries may incur Indebtedness (including, without limitation, Acquired Indebtedness) or issue Disqualified Equity Interests if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Leverage Ratio of Reader’s Digest is not greater than 4.75 to 1; provided further, however, that in no event shall Indebtedness of Subsidiaries that are not Guarantors incurred pursuant to the preceding proviso (or Refinancing Indebtedness thereof) exceed $50 million in the aggregate at any time outstanding.

(b) Reader’s Digest will not directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of Reader’s Digest, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the notes to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of Reader’s Digest. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of Reader’s Digest solely by virtue of such Indebtedness being unsecured or by virtue of the fact that the holders of such Indebtedness have entered into one or more intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Limitation on Restricted Payments

Reader’s Digest will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Equity Interests of Reader’s Digest) on or in respect of Reader’s Digest’s Equity Interests to holders of such Equity Interests;

(2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of Reader’s Digest; or

(3) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (1), (2) and (3) being referred to as a “Restricted Payment”);

if at the time of such Restricted Payment or immediately after giving effect thereto,

(i) a Default or an Event of Default shall have occurred and be continuing; or

(ii) Reader’s Digest is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on incurrence of additional Indebtedness” covenant; or

(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of Reader’s Digest) shall exceed the sum of;

(w) the sum of (1) 100% of the cumulative Consolidated EBITDA (or if cumulative Consolidated EBITDA shall be a loss, minus 100% of such loss) of Reader’s Digest earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period) less (2) 140% of the Consolidated Interest Expense of Reader’s Digest for such period; plus

(x) 100% of the aggregate net cash proceeds received by Reader’s Digest from any Person (other than a Subsidiary of Reader’s Digest) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Equity Interests of Reader’s Digest or warrants, options or other rights to acquire Qualified Equity Interests of Reader’s Digest (but excluding any debt security that is convertible into, or exchangeable for, Qualified Equity Interests); plus

(y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by Reader’s Digest from a holder of Reader’s Digest’s Equity Interests subsequent to the Issue Date and on or prior to the Reference Date (excluding, in the case of clauses (iii)(x) and (y), any net cash proceeds from a Public Equity Offering to the extent used to redeem the notes in compliance with the provisions set forth under “Redemption— Optional redemption upon Public Equity Offerings.”); plus

(z) without duplication, the sum of:

(1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments; and

(2) the net cash proceeds received by Reader’s Digest or any of its Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of Reader’s Digest).

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Equity Interests of Reader’s Digest, either (i) solely in exchange for Qualified Equity Interests of Reader’s Digest or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of Reader’s Digest) of Qualified Equity Interests of Reader’s Digest;

(3) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by Reader’s Digest of Common Stock of Reader’s Digest from officers, directors and employees of Reader’s Digest or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees or termination of their seat on the board of Reader’s Digest in an aggregate amount not to exceed $2 million in any calendar year; and

(4) so long as no Default or Event of Default shall have occurred and be continuing, dividends or repurchases of Equity Interests of the Company in an amount not to exceed $50 million in any twelve month period.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the second preceding paragraph, amounts expended pursuant to clauses  (1), (2)(ii) and (4) shall be included in such calculation.

Limitation on Asset Sales

Reader’s Digest will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless:

(1) Reader’s Digest or the applicable Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by Reader’s Digest’s Board of Directors);

(2) at least 75% of the consideration received by Reader’s Digest or the Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash, Cash Equivalents and/or Replacement Assets (as defined) and is received at the time of such disposition; provided, however, that the amount of any liabilities (as shown on Reader’s Digest’s or such Subsidiary’s most recent balance sheet) of Reader’s Digest or any such Subsidiary (other than liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this clause (2) (but not for purposes of clause (3)); and

(3) upon the consummation of an Asset Sale, Reader’s Digest shall apply, or cause such Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either:

(a) to permanently reduce Indebtedness under (i) the Term Loan portion of the Credit Agreement, (ii) at any time that the Term Loan is not outstanding, to reduce Indebtedness under any revolving credit facility and thereby effect a permanent reduction by such amount in the availability under such revolving credit facility or (iii) Indebtedness of such Subsidiary that is not a Guarantor;

(b) to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets (including Equity Interests) that will be used in the business of Reader’s Digest and its Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto (“Replacement Assets”); and/or

(c) a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

Pending the final application of such Net Cash Proceeds, Reader’s Digest may temporarily reduce borrowings under the Credit Agreement or any other revolving credit facility. On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of Reader’s Digest or of such Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by Reader’s Digest or such Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) to all Holders and, to the extent required by the terms of any Pari Passu Indebtedness, to all holders of such Pari Passu Indebtedness, on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of any such Pari Passu Indebtedness) on a pro rata basis, that amount of notes (and Pari Passu Indebtedness) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the notes (and Pari Passu Indebtedness) to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by Reader’s Digest or any Subsidiary of Reader’s Digest, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

Reader’s Digest may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10 million, shall be applied as required pursuant to this paragraph).

In the event of the transfer of substantially all (but not all) of the property and assets of Reader’s Digest and its Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, consolidation and sale of assets,” which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of

Reader’s Digest and its Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of Reader’s Digest or its Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender notes and holders of Pari Passu Indebtedness properly tender such Pari Passu Indebtedness in an amount exceeding the Net Proceeds Offer Amount, the tendered notes and Pari Passu Indebtedness will be purchased on a pro rata basis based on the aggregate amounts of notes and Pari Passu Indebtedness tendered (and the Trustee shall select the tendered notes of tendering Holders on a pro rata basis based on the amount of notes tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. If any Net Cash Proceeds remain after the consummation of any Net Proceeds Offer, Reader’s Digest may use those Net Cash Proceeds for any purpose not otherwise prohibited by the indenture. Upon completion of each Net Proceeds Offer, the amount of Net Cash Proceeds will be reset at zero.

Reader’s Digest will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the indenture, Reader’s Digest shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the indenture by virtue thereof.

Limitation on dividends and other payment restrictions affecting Subsidiaries

Reader’s Digest will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of Reader’s Digest to:

(1) pay dividends or make any other distributions on or in respect of its Equity Interests;

(2) make loans or advances to Reader’s Digest or any other Subsidiary or to pay any Indebtedness or other obligation owed to Reader’s Digest or any other Subsidiary of Reader’s Digest; or

(3) transfer any of its property or assets to Reader’s Digest or any other Subsidiary of Reader’s Digest, except in each case for such encumbrances or restrictions existing under or by reason of:

(a) applicable law;

(b) the indenture;

(c) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Subsidiary of Reader’s Digest;

(d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

(f) the Credit Agreement;

(g) restrictions on the transfer of assets subject to any Lien permitted under the indenture imposed by the holder of such Lien;

(h) restrictions imposed by any agreement to sell assets or Equity Interests permitted under the indenture to any Person pending the closing of such sale;

(i) customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business; and

(j) an agreement governing Indebtedness; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are not more restrictive than those provided in the covenant “Limitations on Restricted Payments” in any material respect as determined by the Board of Directors of Reader’s Digest in its reasonable and good faith judgment.

Limitation on Liens

Reader’s Digest will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of Reader’s Digest or any of its Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

(1) in the case of Liens securing Subordinated Indebtedness, the notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2) in all other cases, the notes are equally and ratably secured, except for:

(a) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(b) Liens securing borrowings under the Credit Agreement incurred pursuant to clause (2) of the definition of “Permitted Indebtedness”;

(c) Liens securing the notes or the Subsidiary Guarantees, if any;

(d) Liens of Reader’s Digest or a Wholly Owned Subsidiary of Reader’s Digest on assets of any Subsidiary of Reader’s Digest;

(e) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the indenture and which has been incurred in accordance with the provisions of the indenture; provided, however, that such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of Reader’s Digest or any of its Subsidiaries not securing the Indebtedness so Refinanced; and

(f) Permitted Liens.

Limitations on transactions with Affiliates

Reader’s Digest will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted by the second paragraph below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of Reader’s Digest or such Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5 million shall be approved by the Board of Directors of Reader’s Digest or such Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If Reader’s Digest or any Subsidiary of Reader’s Digest enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $20 million, Reader’s Digest or such Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to Reader’s Digest or the relevant Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

The restrictions set forth in this covenant shall not apply to

(1) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of Reader’s Digest or any Subsidiary of Reader’s Digest as determined in good faith by Reader’s Digest’s Board of Directors or senior management;

(2) transactions exclusively between or among Reader’s Digest and any of its Subsidiaries or exclusively between or among such Subsidiaries;

(3) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; and

(4) Restricted Payments permitted by the indenture.

Merger, consolidation and sale of assets

Reader’s Digest will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary of Reader’s Digest to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of Reader’s Digest’s assets (determined on a consolidated basis for Reader’s Digest and Reader’s Digest’s Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1) either:

(a) Reader’s Digest shall be the surviving or continuing corporation; or

(b) the Person (if other than Reader’s Digest) formed by such consolidation or into which Reader’s Digest is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of Reader’s Digest and of Reader’s Digest’s Subsidiaries substantially as an entirety (the “Surviving Entity”);

(x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance of every covenant of the notes, the indenture and the Registration Rights Agreement on the part of Reader’s Digest to be performed or observed;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), Reader’s Digest or such Surviving Entity, as the case may be, (a) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of Reader’s Digest immediately prior to such transaction and (b) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the “—Limitation on incurrence of additional Indebtedness” covenant;

(3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4) Reader’s Digest or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of Reader’s Digest, the Equity Interests of which constitute all or substantially all of the properties and assets of Reader’s Digest, shall be deemed to be the transfer of all or substantially all of the properties and assets of Reader’s Digest.

Notwithstanding the foregoing clauses (1), (2) and (3), Reader’s Digest may merge with an Affiliate that is a Person that has no material assets or liabilities and which was organized solely for the purpose of reorganizing Reader’s Digest in another jurisdiction.

The indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of Reader’s Digest in accordance with the foregoing in which Reader’s Digest is not the continuing corporation, the successor Person formed by such consolidation or into which Reader’s Digest is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Reader’s Digest under the indenture and the notes with the same effect as if such surviving entity had been named as such.

Limitations on issuances of guarantees of Indebtedness

Reader’s Digest will not permit any of its Subsidiaries, directly or indirectly, to guarantee or pledge any assets to secure the payment of, or be an obligor under, any other Indebtedness of Reader’s Digest which is Capital Markets Indebtedness unless such Subsidiary simultaneously:

(1) executes and delivers to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Subsidiary shall unconditionally guarantee all of Reader’s Digest’s obligations under the notes and the indenture on the terms set forth in the indenture; and

(2) delivers to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Subsidiary.

The Subsidiary Guarantee will be (1) senior in right of payment to such Subsidiary’s guarantee of or pledge to secure, or obligation under, such other Indebtedness if such other Indebtedness is subordinated in right of payment to the notes or (2) pari passu in right of payment with such Subsidiary’s guarantee of or pledge to secure, or obligation under, such other Indebtedness if such other Indebtedness is not subordinated in right of payment to the notes.

The Subsidiary Guarantee of a Guarantor will be automatically and unconditionally released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of such Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Reader’s Digest or a Subsidiary of Reader’s Digest, if the sale or other disposition does not violate the “Limitation on Asset Sales” provisions of the indenture;

(2) in connection with any sale or other disposition of all of the Equity Interests of such Guarantor to a Person that is not (either before or after giving effect to such transaction) Reader’s Digest or a Subsidiary of Reader’s Digest, if the sale or other disposition does not violate the “Limitation on Asset Sales” provisions of the indenture;

(3) upon the legal defeasance or satisfaction and discharge of the notes as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and discharge;” or

(4) if such Guarantor is released from the underlying guarantee of Indebtedness giving rise to the execution of a Subsidiary Guarantee.

The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Payments for consent

Reader’s Digest will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders

The indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, Reader’s Digest will electronically file with the Commission, or if not permitted to do so, will furnish to the Holders of notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Reader’s Digest were required to file such Forms, including a “Management’s discussion and analysis of financial condition and results of operations” that describes the financial condition and results of operations of Reader’s Digest and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by Reader’s Digest’s certified independent accounts; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Reader’s Digest were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

In addition, following the consummation of the Exchange Offer, whether or not required by the rules and regulations of the Commission, Reader’s Digest will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Reader’s Digest has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Suspension Period

During a Suspension Period, Reader’s Digest and its Subsidiaries will not be subject to the following corresponding provisions of the indenture:

(1) “—Certain covenants—Limitation on incurrence of additional Indebtedness”;

(2) “—Certain covenants—Limitation on Restricted Payments”;

(3) “—Certain covenants—Limitation on Asset Sales”;

(4) “—Certain covenants—Limitation on dividends and other payment restrictions affecting Subsidiaries”;

(5) “—Certain covenants—Limitation on transactions with Affiliates”; and

(6) clause (2) of the first paragraph of “Merger, consolidation and sale of assets.”

All other provisions of the applicable indenture will apply at all times during any Suspension Period so long as any notes remain outstanding thereunder.

“Suspension Period” means any period (1) beginning on the date that:

(a) the notes have Investment Grade Status;

(b) no Default or Event of Default has occurred and is continuing; and

(c) Reader’s Digest has delivered an officers’ certificate to the applicable Trustee certifying that the conditions set forth in clauses (a) and (b) above are satisfied;

and (2) ending on the date (the “Reversion Date”) that the notes cease to have Investment Grade Status.

On each Reversion Date, all Indebtedness incurred during the Suspension Period prior to such Reversion Date will be deemed to have been outstanding on the Issue Date and classified as permitted under clause (3) of the definition of Permitted Indebtedness.

For purposes of calculating the amount available to be made as Restricted Payments under clause (iii) of the first paragraph of the “—Limitation on Restricted Payments” covenant, calculations under that clause will be made with reference to the Reference Date, as set forth in that clause. Accordingly, (x) Restricted Payments made during the Suspension Period not otherwise permitted pursuant to any of clauses (1) through (4) under the second paragraph under the “—Limitation of Restricted Payments” covenant will reduce the amount available to be made as Restricted Payments under clause (iii) of such covenant, provided, that the amount available to be made as Restricted Payment on the Reversion Date shall not be reduced to below zero solely as a result of such Restricted Payments, but may be reduced to below zero as a result of cumulative Consolidated Net Income for the purpose of subclause (w) of clause (iii) of such covenant being a loss, and (y) the items specified in subclause (w) through (z) of clause (iii) of such covenant that occur during the Suspension Period will increase the amount available to be made as Restricted Payment under clause (iii) of such covenant. Any Restricted Payments made during the Suspension Period that are of the type described in clause (4) under the “—Limitation on Restricted Payments” covenant shall reduce the amounts permitted to be incurred under such clause (4) on each Reversion Date.

For purposes of the “—Limitation on Asset Sales” covenant, on each Reversion Date, the unutilized Net Proceeds Offer Amount will be reset to zero.

Events of Default

The following events are defined in the indenture as “Events of Default”:

(1) the failure to pay interest on any notes when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal on any notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3) a default in the observance or performance of any other covenant or agreement contained in the indenture which default continues for a period of 30 days after Reader’s Digest receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of Reader’s Digest or any Subsidiary of Reader’s Digest, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by Reader’s Digest or such Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $20 million or more at any time;

(5) one or more judgments in an aggregate amount in excess of $20 million shall have been rendered against Reader’s Digest or any of its Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6) certain events of bankruptcy affecting Reader’s Digest or any of its Significant Subsidiaries; or

(7) any Subsidiary Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Subsidiary Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Subsidiary Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Subsidiary Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to Reader’s Digest) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to Reader’s Digest and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable.

If an Event of Default specified in clause (6) above with respect to Reader’s Digest occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if Reader’s Digest has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, if the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Subject to the acceleration provisions of the indenture, the Holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture and under the TIA. Subject to the provisions of the indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the indenture, Reader’s Digest is required to provide an officers’ certificate to the Trustee promptly upon either the Chief Financial Officer or the Treasurer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

Reader’s Digest may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding notes (“Legal Defeasance”). Such Legal Defeasance means that Reader’s Digest shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due;

(2) Reader’s Digest’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and Reader’s Digest’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, Reader’s Digest may, at its option and at any time, elect to have the obligations of Reader’s Digest released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Reader’s Digest must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, Reader’s Digest shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a)	Reader’s Digest has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)	since the date of the indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Reader’s Digest shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which Reader’s Digest or any of its Subsidiaries is a party or by which Reader’s Digest or any of its Subsidiaries is bound;

(6) Reader’s Digest shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by Reader’s Digest with the intent of preferring the Holders over any other creditors of Reader’s Digest or with the intent of defeating, hindering, delaying or defrauding any other creditors of Reader’s Digest or others;

(7) Reader’s Digest shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) Reader’s Digest shall have delivered to the Trustee an opinion of counsel to the effect that assuming no intervening bankruptcy of Reader’s Digest between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of Reader’s Digest, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(9) certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of Reader’s Digest.

Satisfaction and discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the indenture) as to all outstanding notes when

(1) either:

(a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed exchange notes which have been replaced or paid and exchange notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by Reader’s Digest and thereafter repaid to Reader’s Digest or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of Reader’s Digest, and Reader’s Digest has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from Reader’s Digest directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) Reader’s Digest has paid all other sums payable under the indenture by Reader’s Digest; and

(3) Reader’s Digest has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

Modification of the indenture

From time to time, Reader’s Digest and the Trustee, without the consent of the Holders, may amend the indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding notes issued under the indenture, except that, without the consent of each Holder affected thereby, no amendment may

(1) reduce the amount of notes whose Holders must consent to an amendment;

(2) reduce the rate of or change the time for payment of interest, including defaulted interest, on any notes;

(3) reduce the principal of or change the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor;

(4) make any notes payable in money other than that stated in the notes;

(5) make any change in provisions of the indenture protecting the right of each Holder to receive payment of principal of and interest on such note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of notes to waive Defaults or Events of Default;

(6) after Reader’s Digest’s obligation to purchase notes arises thereunder, amend, change or modify in any material respect the obligation of Reader’s Digest to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

(7) modify or change any provision of the indenture or the related definitions affecting the ranking of the notes in a manner which adversely affects the Holders; or

(8) release any Guarantor that is a Significant Subsidiary from any of its obligations under its Subsidiary Guarantee or the indenture otherwise than in accordance with the terms of the indenture.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of Reader’s Digest, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided, however, that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

The Trustee will act as the Paying Agent, Registrar and Exchange Agent with respect to the notes. Affiliates of the Trustee perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. An affiliate of the Trustee was the lead arranger of and bookrunner and another affiliate of the Trustee is administrative agent, collateral agent and a lender under our 2002 Credit Facilities.

Registration Rights

In connection with the issuance of the old notes on March 3, 2004, Reader’s Digest and the initial purchasers of the old notes entered into the registration rights agreement. Pursuant to the registration rights agreement, Reader’s Digest agreed to file with the SEC the exchange offer registration statement (the “Exchange Offer Registration Statement”), of which this prospectus is a part, on the appropriate form under the Securities Act with respect to the issuance of the exchange notes. Reader’s Digest also agreed to use its reasonable best efforts to cause the Exchange Offer Registration Statement to become effective. Upon the effectiveness of the Exchange Offer Registration Statement, Reader’s Digest will offer to the holders of Registrable Securities the opportunity to exchange their Registrable Securities for exchange notes.

For purposes of the foregoing, “Registrable Securities” means the old notes; provided, however, that the old notes shall cease to be Registrable Securities:

• when a registration statement with respect to such old notes has been declared effective under the Securities Act and such old notes have been exchanged, sold or otherwise disposed of pursuant to such Registration Statement;

• when such old notes are eligible to be sold pursuant to Rule 144(k) (or any similar provision then in force, but not Rule 144A) under the Securities Act; or

• when such old notes cease to be outstanding.

If (1) because of applicable law or applicable interpretations by the SEC’s staff, Reader’s Digest is not permitted to effect the exchange offer as contemplated by the registration rights agreement, (2) the exchange offer is not for any other reason completed by July 1, 2004 or (3) any initial purchaser holding an unsold allotment of Registrable Securities so requests in connection with any offering or sale of Registrable Securities, then Reader’s Digest will use its reasonable best efforts to cause to be filed as soon as practicable after such determination, date or request, as the case may be, with the SEC a shelf registration statement (the “Shelf

Registration Statement”) to cover resales of Registrable Securities by such holders and to have such Shelf Registration Statement declared effective by the SEC.

Reader’s Digest will use its reasonable best efforts to have the Exchange Offer Registration Statement or, if applicable, the Shelf Registration Statement (each, a “Registration Statement”) declared effective by the SEC as promptly as practicable after the filing thereof. Reader’s Digest will commence the exchange offer promptly after the Exchange Offer Registration Statement is declared effective and will use its reasonable best efforts to consummate the exchange offer not later than 60 days after the effective date. If applicable, Reader’s Digest will use its reasonable best efforts to keep the Shelf Registration Statement continuously effective until (i) the expiration of the period referred to in Rule 144(k) under the Securities Act with respect to the Registrable Securities or (ii) such shorter period that will terminate when all the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement (the “Shelf Effectiveness Period”).

If (1) the exchange offer is not completed or the Shelf Registration Statement, if required, is not declared effective on or prior to July 1, 2004, then Reader’s Digest will be obligated to pay additional interest on the Registrable Securities in the amount of 1.00% per annum, until the exchange offer is completed or the Shelf Registration Statement, if required, is declared effective by the SEC or the old notes become freely tradable under the Securities Act or (2) the Shelf Registration Statement has been declared effective and thereafter either ceases to be effective or the prospectus contained therein ceases to be usable at any time during the Shelf Effectiveness Period, and such failure to remain effective or usable exists for more than 30 days (whether or not consecutive) in any 12-month period, then Reader’s Digest will be obligated to pay additional interest on the Registrable Securities in the amount of 1.00% per annum commencing on the 31st day in such 12-month period and ending on such date that the Shelf Registration Statement has again been declared effective or the prospectus again becomes usable.

The registration rights agreement also provides that Reader’s Digest will cause the Exchange Offer Registration Statement to remain effective (and, to the extent necessary, amend or supplement the prospectus contained in the Exchange Offer Registration Statement) until the earlier of (A) 180 days after the effectiveness of the Exchange Offer Registration Statement and (B) the date on which all participating broker-dealers have sold their respective allotments of exchange notes.

Reader’s Digest will pay all expenses incident to the performance of its obligations under the registration rights agreement (including, in the case of a Shelf Registration Statement, the expense of one counsel to the holders of notes) and will indemnify certain holders of the notes (including the initial purchasers) against certain liabilities, including certain liabilities under the Securities Act.

Each holder of old notes participating in the exchange offer shall be required to represent to Reader’s Digest that

• any exchange notes received by such holder will be acquired in the ordinary course of business;

• at the time of the consummation of the exchange offer, such holder will have no arrangements or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

• such holder is not an affiliate (within the meaning of Rule 405 under the Securities Act) of Reader’s Digest; and

• if such holder is a broker-dealer electing to exchange Registrable Securities, acquired for its own account as a result of market-making activities or other trading activities, for exchange notes, it will be required to deliver a prospectus in connection with any resale of any such exchange notes.

Each holder will be required to furnish to Reader’s Digest in writing information Reader’s Digest may from time to time reasonably request in order to have their old notes included in a Shelf Registration Statement.

The foregoing description of the registration rights agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to all provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference herein. We will make available a copy of the registration rights agreement upon request.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary of Reader’s Digest or at the time it merges or consolidates with or into Reader’s Digest or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Subsidiary of Reader’s Digest or such acquisition, merger or consolidation.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Asset Acquisition” means (1) an Investment by Reader’s Digest or any Subsidiary of Reader’s Digest in any other Person pursuant to which such Person shall become a Subsidiary of Reader’s Digest or any Subsidiary of Reader’s Digest, or shall be merged with or into Reader’s Digest or any Subsidiary of Reader’s Digest, or (2) the acquisition by Reader’s Digest or any Subsidiary of Reader’s Digest of the assets of any Person (other than a Subsidiary of Reader’s Digest) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business; provided, however, that asset acquisitions shall not include a transaction or series of related transactions for which Reader’s Digest or its Subsidiaries provides aggregate consideration of less than $1 million.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by Reader’s Digest or any of its Subsidiaries (including any Sale and Leaseback

Transaction) to any Person other than Reader’s Digest or a Wholly Owned Subsidiary of Reader’s Digest of:

(1) any Equity Interests of any Subsidiary of Reader’s Digest; or

(2) any other property or assets of Reader’s Digest or any Subsidiary of Reader’s Digest other than in the ordinary course of business;

provided, however, that asset sales or other dispositions shall not include:

(a) a transaction or series of related transactions for which Reader’s Digest or its Subsidiaries receive aggregate consideration of less than $1 million;

(b) dispositions for which Reader’s Digest and its Subsidiaries receive aggregate consideration not exceeding $5 million in the aggregate during any fiscal year;

(c) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of Reader’s Digest as permitted under “Merger, consolidation and sale of assets;”

(d) any Restricted Payment permitted by the “Limitation on Restricted Payments” covenants or that constitutes a Permitted Investment;

(e) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

(f) the sale of inventory, used or surplus equipment or disposals or replacements of obsolete or worn out equipment; and

(g) the issuance of directors’, officers’ or nominees’ qualifying shares.

“Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means any day (other than a Saturday, Sunday or legal holiday in the State of New York) on which banks are open for business in New York City.

“Capitalized Lease Obligations” means, as to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Capital Markets Indebtedness” mean any Indebtedness represented by a security (as defined under the Securities Act) issued pursuant to a public offering registered under the Securities Act or in offering exempt from registration pursuant to Rule 144A or Regulation S under the Securities Act.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change in Control” means the occurrence of one or more of the following events:

(1) any person or group shall acquire “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act, as in effect as on the Issue Date) of Equity Interests representing 35% or more of the voting power represented by the issued and outstanding Equity Interests of Reader’s Digest; or

(2) during any period of 12 consecutive calendar months, (i) the directors (the “preceding directors”) constituting Reader’s Digest’s Board of Directors at the beginning of such period and (ii) any new directors whose election by Reader’s Digest’s directors or whose nomination for election by Reader’s Digest’s stockholders was, in each case, approved by a majority of Reader’s Digest’s directors then in office who were either preceding directors or whose election or nomination for election was previously so approved, when all such directors are taken together, shall cease for any reason to constitute a majority of Reader’s Digest’s Board of Directors. As used in this definition, “group” shall have the meaning given to such term in Rule 13d-5 of the Exchange Act as in effect on the Issue Date.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person for any period:

(1) Consolidated Net Income for such period; plus

(2) to the extent not otherwise included in such Consolidated Net Income, the sum (without duplication) of:

(a) all income tax expense of such Person and its consolidated Subsidiaries for such period;

(b) Consolidated Interest Expense for such period;

(c) depreciation and amortization for such period;

(d) for any period including all or any part of the period from January 1, 2003 through June 30, 2003, and to the extent deducted in determining Consolidated Net Income for such period, (i) non-recurring, non-cash restructuring charges and (ii) cash restructuring charges not to exceed $40 million;

(e) for any period, including all or any part of the fiscal year of Reader’s Digest ending on June 30, 2004, and to the extent deducted in determining the Consolidated Net Income for such period, (i) non-recurring, non-cash restructuring charges and (ii) cash restructuring charges not to exceed $10 million in the aggregate;

(f) extraordinary losses;

(g) non-cash charges in respect of compensation paid to employees or members of the Board of Directors of Reader’s Digest in the form of equity incentives (including but not limited to, stock options, restricted stock and deferred stock); and

(h) the cumulative effect of changes in accounting principles for such period; minus

(3) to the extent added in computing such Consolidated Net Income, the sum (without duplication) of:

(x) consolidated interest income for such period;

(y) extraordinary gains for such period; and

(z) the cumulative effect of changes in accounting principles for such period.

“Consolidated Interest Expense” means, with respect to any Person for any period, the interest expense of such Person and its consolidated Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (and giving effect to any Interest Swap Obligations that have the effect of increasing or decreasing such interest expense), including:

(1) the amortization of debt discounts to the extent included in interest expense in accordance with GAAP;

(2) the amortization of all fees (including fees with respect to interest rate protection agreements or other interest rate hedging agreements) payable in connection with the incurrence of indebtedness to the extent included in interest expense in accordance with GAAP; and

(3) the portion of any rents under Capitalized Lease Obligations allocable to interest expense paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period determined in accordance with GAAP.

“Consolidated Leverage Ratio” means, with respect to any Person, the ratio of (a) the sum of (i) the aggregate outstanding consolidated Indebtedness of such Person and (ii) except to the extent included in the previous clause (i), the aggregate liquidation preference of any Preferred Stock of the Subsidiaries of such Person, in each case as of the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio (the “Transaction Date”) on a consolidated basis in accordance with GAAP to (b) the Consolidated EBITDA of such Person during the last four full fiscal quarters (the “Four Quarter Period”) ending on or prior to the Transaction Date for which financial statements are available. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of such Person or any of its Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the asset sale or other disposition or Asset Acquisition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate net income (or net deficit) of such Person and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP consistently applied.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Equity Interests of such Person.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” shall have meanings correlative thereto.

“Credit Agreement” means (1) the Amended and Restated Five Year Revolving Credit and Competitive Advance Facility Agreement, dated as of May 20, 2002, by and among Reader’s Digest, as Borrower and Guarantor, the Borrowing Subsidiaries party thereto, the lenders party thereto from time to time and JPMorgan Chase Bank, as Administrative Agent and Collateral Agent and (2) the Term Loan Agreement dated as of May 20, 2002, by and among Reader’s Digest, as Borrower and Guarantor, the Borrowing Subsidiaries party thereto, the lenders party thereto from time to time and JPMorgan Chase Bank, as Administrative Agent and Collateral Agent, in each case together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including one or more credit agreements, loan agreements, indentures or similar agreements extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of Reader’s Digest as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect Reader’s Digest or any Subsidiary of Reader’s Digest against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Equity Interest” means that portion of any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the notes.

“Equity Interest” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants or options or other rights to acquire any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of Reader’s Digest acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of Reader’s Digest delivered to the Trustee.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect from time to time.

“Guarantor” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture and its successors and assigns; provided, however, that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Subsidiary Guarantee is released in accordance with the terms of the Indenture.

“Indebtedness” means, with respect to any Person, without duplication,

(1) all obligations of such Person for borrowed money;

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(5) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

(8) all obligations under currency agreements and interest swap agreements of such Person;

(9) all Disqualified Equity Interests issued by such Person with the amount of Indebtedness represented by such Disqualified Equity Interests being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any; and

(10) all Preferred Stock issued by Subsidiaries of Reader’s Digest;

provided, however, that Indebtedness of such Person shall not include:

(a) trade payables;

(b) any obligations of such Person incurred in connection with letters of credit, letters of guaranty, banker’s acceptances, bills of exchange and similar instruments obtained or created in the ordinary course of business to support or evidence obligations of such Person that do not constitute Indebtedness;

(c) endorsements of checks, bills of exchange and other instruments for deposit or collection in the ordinary course of business;

(d) customer deposits and advances and interest payable thereon in the ordinary course of business in accordance with customary trade terms and other obligations incurred in the ordinary course of business through credit on an open account basis customarily extended to such Person;

(e) any Indebtedness secured on a non-recourse basis by any assets of such Person to the extent that the outstanding balance thereof exceeds the fair market value of such assets;

(f) statutory or other legal requirements to make deposits in connection with sweepstakes or similar contests, or surety bonds posted pursuant to such requirements; and

(g) obligations under overdraft arrangements with banks outside the United States incurred in the ordinary course of business to cover working capital needs, but only to the extent that such overdrafts remain outstanding for not more than three Business Days and do not in the aggregate at any time exceed $5 million.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Equity Interests which do not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Equity Interests, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Equity Interests.

“Independent Financial Advisor” means a firm (1) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in Reader’s Digest; and (2) which, in the judgment of the Board of Directors of Reader’s Digest, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Equity Interests, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by Reader’s Digest and its Subsidiaries on commercially reasonable terms in accordance with normal trade practices of Reader’s Digest or such Subsidiary, as the case may be. If Reader’s Digest or any Subsidiary of Reader’s Digest sells or otherwise disposes of any Common Stock of any direct or indirect Subsidiary of Reader’s Digest such that, after giving effect to any such sale or disposition, Reader’s Digest no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Subsidiary, Reader’s Digest shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Subsidiary not sold or disposed of.

“Investment Grade Status” means, with respect to Reader’s Digest, when the notes have (1) a rating of both “Baa3” or higher from Moody’s and (2) a rating of “BBB-” or higher from S&P, in each case published by the applicable agency with no negative outlook.

“Issue Date” means the date of original issuance of the old notes.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. Reader’s Digest or any Subsidiary shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by Reader’s Digest or any of its Subsidiaries from such Asset Sale net of:

(1) all fees, discounts, commissions and out-of-pocket expenses paid by Reader’s Digest and its Subsidiaries to third parties (other than Affiliates of Reader’s Digest or any of its Subsidiaries) in connection with such Asset Sale;

(2) the amount of all payments required to be made by Reader’s Digest and its Subsidiaries as a result of such Asset Sale to repay Indebtedness secured by such asset or otherwise subject to mandatory prepayment as a result of such Asset Sale; and

(3) the amount of all taxes paid (or reasonably estimated to be payable) by Reader’s Digest and its Subsidiaries, and the amount of any reserves established by Reader’s Digest and its Subsidiaries to fund contingent liabilities reasonably estimated to be payable, to the extent such taxes and reserves are directly attributable to such Asset Sale (as determined reasonably and in good faith by the chief financial officer of Reader’s Digest).

“Pari Passu Indebtedness” means any Indebtedness of Reader’s Digest or any Guarantor that ranks pari passu in right of payment with the notes or the Subsidiary Guarantee of such Guarantor, as applicable.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness under the notes issued on the Issue Date in an aggregate principal amount not to exceed $300 million, pursuant to the indenture and the Subsidiary Guarantees;

(2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $1 billion reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder;

(3) other Indebtedness of Reader’s Digest and its Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

(4) Interest Swap Obligations of Reader’s Digest or any Subsidiary of Reader’s Digest covering Indebtedness of Reader’s Digest or any of its Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect Reader’s Digest and its Subsidiaries from fluctuations in interest rates on its outstanding Indebtedness to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(5) Indebtedness under Currency Agreements; provided, however, that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of Reader’s Digest and its Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) Indebtedness of a Subsidiary of Reader’s Digest to Reader’s Digest or to a Subsidiary of Reader’s Digest for so long as such Indebtedness is held by Reader’s Digest or a Subsidiary of Reader’s Digest or the holder of a Lien permitted under the indenture, in each case subject to no Lien held by a Person other than Reader’s Digest or a Subsidiary of Reader’s Digest or the holder of a Lien permitted under the indenture; provided, however, that if as of any date any Person other than Reader’s Digest or a Subsidiary of Reader’s Digest or the holder of a Lien permitted under the indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

(7) Indebtedness of Reader’s Digest to a Wholly Owned Subsidiary of Reader’s Digest for so long as such Indebtedness is held by a Wholly Owned Subsidiary of Reader’s Digest or the holder of a Lien permitted under the indenture, in each case subject to no Lien other than a Lien permitted under the indenture; provided, however, that (a) any Indebtedness of Reader’s Digest to any Wholly Owned Subsidiary of Reader’s Digest is unsecured and subordinated, pursuant to a written agreement, to Reader’s Digest’s obligations under the indenture and the notes and (b) if as of any date any Person other than a Wholly Owned Subsidiary of Reader’s Digest or the holder of a Lien permitted under the indenture owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (7) by Reader’s Digest;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of incurrence;

(9) Indebtedness of Reader’s Digest or any of its Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(10) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of Reader’s Digest and its Subsidiaries incurred in the ordinary course of business not to exceed $10 million at any one time outstanding;

(11) Refinancing Indebtedness;

(12) Indebtedness represented by guarantees by Reader’s Digest or its Subsidiaries of Indebtedness otherwise permitted to be incurred under the indenture;

(13) Indebtedness of Reader’s Digest or any Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets; and

(14) additional Indebtedness of Reader’s Digest and its Subsidiaries in an aggregate principal amount not to exceed $50 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

For purposes of determining compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14)

above or is entitled to be incurred pursuant to the Consolidated Leverage Ratio provisions of such covenant, Reader’s Digest shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant; provided, however, that all Indebtedness outstanding under the Credit Agreement up to the maximum amount permitted under clause (2) above shall be classified as having been incurred pursuant to clause (2). Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Equity Interests in the form of additional shares of the same class of Disqualified Equity Interests will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Equity Interests for purposes of the “Limitations on incurrence of additional Indebtedness” covenant.

“Permitted Investments” means

(1) Investments in existence as of the Issue Date;

(2) Investments by Reader’s Digest or any Subsidiary of Reader’s Digest in any Person that is or will become immediately after such Investment a Subsidiary of Reader’s Digest or that will merge or consolidate into Reader’s Digest or a Subsidiary of Reader’s Digest;

(3) Investments in Reader’s Digest by any Subsidiary of Reader’s Digest; provided, however, that any Indebtedness evidencing such Investment and held by a Subsidiary is unsecured and subordinated, pursuant to a written agreement, to Reader’s Digest’s obligations under the notes and the indenture;

(4) investments in cash and Cash Equivalents;

(5) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of Reader’s Digest’s or its Subsidiaries’ businesses and otherwise in compliance with the indenture;

(6) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

(7) Investments made by Reader’s Digest or its Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant;

(8) Investments represented by guarantees that are otherwise permitted under the indenture;

(9) Investments the payment for which is Qualified Equity Interests of Reader’s Digest;

(10) acquisitions of Equity Interests or assets for consideration with a value not greater than $50 million during any fiscal year; provided, however, that after June 30, 2004, any acquisition of Equity Interests or assets may be completed without regard to such limitation so long as (i) no Default shall have occurred and be continuing at the time of such acquisition, (ii) Reader’s Digest shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on incurrence of additional Indebtedness” covenant and (iii) Reader’s Digest shall have Investment Grade Status; and

(11) additional Investments not to exceed $25 million at any one time outstanding.

“Permitted Liens” means the following types of Liens:

(1) Liens imposed by law for taxes, fees, assessments or other governmental charges or levies that are not yet due and payable or are being contested in good faith by appropriate proceedings as to which Reader’s Digest or its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, vendors’ or lessors’ Liens (and deposits to obtain the release of such Liens), set-off rights and other like Liens imposed by law (or contract, to the extent that such contractual Liens are similar in nature and scope to Liens imposed by law), in each case arising in the ordinary course of business and securing obligations that either (a) are not overdue by more than 60 days or (ii) are being contested in good faith by appropriate proceedings as to which Reader’s Digest or its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(3) Liens incurred and pledges and deposits made in the ordinary course of business in connection with workers’ compensation, disability or unemployment insurance, old-age pensions, retiree health benefits and other similar plans or programs and other social security laws or regulations;

(4) deposits (including deposits made to satisfy statutory or other legal obligations in connection with sweepstakes or similar contests) to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(5) (a) easements, covenants, conditions, restrictions, zoning restrictions, building codes, land use laws, leases, subleases, licenses, rights of way, minor irregularities in, or lack of, title and similar encumbrances affecting real property, (b) with respect to any lessee’s or licensee’s interest in real or personal property, mortgages, liens, rights and obligations and other encumbrances arising by, through or under any owner, lessor or licensor thereof, with or without the lessee’s or licensee’s consent and (c) leases, licenses, rights and obligations in connection with patents, copyrights, trademarks, tradenames and other intellectual property, in each case that do not secure the payment of borrowed money (other than, with respect to any lessee’s or licensee’s interest in real or personal property, mortgages, liens, rights and obligations and other encumbrances arising by, through or under any owner, lessor or licensor thereof) to the extent, in the case of each of clauses (a), (b) and (c), that the Liens referred to therein do not, in the aggregate, materially detract from the value of the affected property as used by Reader’s Digest or of its Subsidiaries in the ordinary course of business or materially interfere with the ordinary conduct of the business of Reader’s Digest and its Subsidiaries, taken as a whole;

(6) Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods;

(7) any interest or title of a lessor under any Capitalized Lease Obligation; provided, however, that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(8) Liens securing Purchase Money Indebtedness incurred or in the ordinary course of business; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of Reader’s Digest or any Subsidiary of Reader’s Digest other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition;

(9) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the indenture;

(10) Liens securing Indebtedness under Currency Agreements;

(11) Liens securing Acquired Indebtedness incurred in accordance with the “Limitation on incurrence of additional Indebtedness” covenant; provided, however, that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by Reader’s Digest or a Subsidiary of Reader’s Digest and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by Reader’s Digest or a Subsidiary of Reader’s Digest; and

(b) such Liens do not extend to or cover any property or assets of Reader’s Digest or of any of its Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of Reader’s Digest or a Subsidiary of Reader’s Digest and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by Reader’s Digest or a Subsidiary of Reader’s Digest;

(12) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(13) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(15) banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business; and

(16) Liens arising from filing Uniform Commercial Code financing statements regarding leases.

“Person” means an individual, a corporation, a partnership, a limited liability company, a limited liability partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Preferred Stock” of any Person means any Equity Interest in the form of capital stock of such Person that has preferential rights to any other capital stock of such Person with respect to dividends or redemptions or upon liquidation.

“Public Equity Offering” means an underwritten public offering of Qualified Equity Interests of Reader’s Digest pursuant to a registration statement filed with the Commission in accordance with the Securities Act.

“Purchase Money Indebtedness” means Indebtedness of Reader’s Digest and its Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

“Qualified Equity Interest” means any Equity Interest that is not a Disqualified Equity Interest.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by Reader’s Digest or any Subsidiary of Reader’s Digest of Indebtedness incurred in accordance with the “Limitation on incurrence of additional Indebtedness” covenant (and not classified as being pursuant to clauses (2), (4), (5), (6), (7), (8), (9), (10), (12), (13) or (14) of the definition of Permitted Indebtedness), in each case that does not:

(1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by Reader’s Digest in connection with such Refinancing); or

(2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided, however, that (x) if such Indebtedness being Refinanced is Indebtedness solely of Reader’s Digest (and is not otherwise guaranteed by a Subsidiary of Reader’s Digest), then such Refinancing Indebtedness shall be Indebtedness solely of Reader’s Digest and (y) if such Indebtedness being Refinanced is subordinate or junior to the notes, then such Refinancing Indebtedness shall be subordinate to the notes, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“S&P” means Standard & Poor’s Rating Service, a division of the Mc-Graw Hill Companies, Inc. and its successors.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to Reader’s Digest or a Subsidiary of any property, whether owned by Reader’s Digest or any Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by Reader’s Digest or such Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Significant Subsidiary”, means with respect to any Person, any Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

“Subordinated Indebtedness” means Indebtedness of Reader’s Digest or any Guarantor that is subordinated or junior in right of payment to the notes or the Subsidiary Guarantee of such Guarantor, as the case may be.

“Subsidiary” means, with respect to any Person at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned by such Person or one or more subsidiaries of such Person or by the parent and one or more subsidiaries of such Person.

“Subsidiary Guarantee” means the guarantee by each Guarantor of Reader’s Digest’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

Book-entry settlement and clearance

The global notes

The exchange notes will be issued in global form, without interest coupons, which is called the global note.

Upon issuance, the global note will be deposited with the Trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in the global note will be limited to persons who have accounts with DTC, which are called DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

• upon deposit of the global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants who exchange their old notes; and

• ownership of beneficial interests in the global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global note may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global note

All interests in the global note will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

• a limited purpose trust company organized under the laws of the State of New York;

• a “banking organization” within the meaning of the New York State Banking Law;

• a member of the Federal Reserve System;

• a “clearing corporation” within the meaning of the Uniform Commercial Code; and

• a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of the global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

• will not be entitled to have exchange notes represented by the global note registered in their names;

• will not receive or be entitled to receive physical, certificated notes; and

• will not be considered the owners or holders of the exchange notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of exchange notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the exchange notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

DTC has agreed to the above procedures to facilitate transfers of interests in the global note among participants in its settlement system. However, DTC is not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related exchange notes only if:

• DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global note and a successor depositary is not appointed within 90 days;

• DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

• we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

• certain other events provided in the indenture should occur.

Certain United States federal income tax consequences

The following is a summary of certain United States federal income tax consequences relating to the exchange of the old notes for exchange notes, and the ownership and disposition of the notes. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed regulations, all of which are subject to change. Any such change could be applied retroactively in a way that could cause the tax consequences to differ from the consequences described below, possibly with adverse effect.

This summary applies only to persons who purchased the old notes at original issue for cash at the issue price, that is, the first price at which a substantial amount of the old notes were sold to persons (other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) for money, and hold the notes as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax consequences to subsequent purchasers of the notes. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules (such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, partnerships and other pass-through entities, persons who hold the notes through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding the notes as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens). This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the law of any state, local, foreign or other taxing jurisdiction.

THIS SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE AND GIFT TAX LAWS AND THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

As used in this summary, the term “U.S. holder” means a beneficial owner of a note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of a note that is a non-resident alien or a corporation, estate or trust that is not a U.S. holder.

Exchange offer

Because the exchange notes should not differ materially in kind or extent from the old notes, your exchange of old notes for exchange notes generally should not constitute a taxable disposition of the old notes for U.S. federal income tax purposes. As a result, generally you should not recognize taxable income, gain, or loss on such exchange, your holding period for the exchange notes should generally include the holding period for the old notes so exchanged, and your adjusted tax basis in the exchange notes should generally be the same as your adjusted tax basis in the old notes so exchanged.

Tax consequences to U.S. holders

Interest payments on the notes

The first price at which a substantial amount of the notes was sold to persons (other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) was equal to the stated principal amount of the notes. Thus, stated interest payments on the notes will generally be taxable as ordinary income at the time the interest accrues or is received in accordance with a holder’s regular method of accounting for United States federal income tax purposes.

Additional payments

Under the terms of the notes, we may be obligated in certain circumstances to pay amounts in excess of stated interest or principal on the notes. Under Treasury regulations, the possibility of such excess amounts being paid will not affect the amount of interest income a holder recognizes, in advance of the payment of such excess amounts, if there is only a remote chance as of the date the notes were issued that the holder will receive such amounts. We intend to take the position that any payment of such excess amounts should be taxable to a holder when received or accrued, in accordance with such holder’s regular method of accounting for United States federal income tax purposes. This position (and this summary) are based in part on the assumption that as of the date of the issuance of the old notes, the likelihood that we would be obligated to pay such excess amounts was remote. Our determination that these contingencies are remote is binding on a holder unless the holder discloses a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. In the event a contingency occurs, it could affect the amount and timing of the income that a holder must recognize.

Sale, exchange, retirement or other taxable disposition of the notes

A holder of a note will recognize gain or loss upon the sale, redemption, retirement or other taxable disposition of the note equal to the difference between (i) the amount of cash and the fair market value of any property received (less an amount attributable to any accrued interest not previously included in income, which will be taxable as ordinary income) and (ii) the holder’s adjusted tax basis in the note. A holder’s adjusted tax basis in a note generally will equal such holder’s initial investment in the note. Any gain or loss recognized by a holder on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period is more than one year.

U.S. federal income tax consequences to non-U.S. holders

The following discussion applies only to non-U.S. holders. This discussion does not address all aspects of United States federal income taxation that may be relevant to such non-U.S. holders in light of their special circumstances. For example, special rules may apply to a non-U.S. holder that is a “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company,” and such holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Interest payments on the notes

Subject to the discussion below concerning effectively connected income and backup withholding, the 30% United States federal withholding tax should not apply to any payment of interest on the notes which is not effectively connected to a holder’s conduct of a trade or business in the United States provided that: (i) the holder does not own actually or constructively 10% or more of the total combined voting power of the Company; (ii) the holder is not a controlled foreign corporation related to the Company through actual or constructive stock ownership; (iii) the holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and (iv) either (a) the holder provides the holder’s name and address on an IRS Form W-8BEN (or other applicable form) and certifies, under penalty of perjury, that the holder is not a United States person, or (b) a securities clearing organization, bank or other financial institution holding the notes on the holder’s behalf certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or other applicable form) from the beneficial owner and provides a copy or, in the case of certain foreign intermediaries, satisfies other certification requirements under the applicable Treasury regulations. Special certification requirements apply to certain non-U.S. holders that are entities rather than individuals.

If a holder cannot satisfy the requirements described above, payments of interest made to the holder will be subject to the 30% United States federal withholding tax, unless the holder qualifies for a reduced rate of withholding under a tax treaty or the payments are exempt from withholding because they are effectively connected with the holder’s conduct of a trade or business in the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment maintained by the holder) and the holder satisfies the applicable certification and disclosure requirements. In order to claim a reduction in or exemption from the 30% withholding tax under an applicable tax treaty, a holder must provide a properly executed IRS Form W-8BEN (or a suitable substitute form). In order to claim that the interest payments are exempt from the withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States, the holder must provide an IRS Form W-8ECI (or a suitable substitute form).

A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Additional payments

As discussed in the section with respect to U.S. holders, we intend to take the position that there was only a remote chance as of the date the old notes were issued that the holder would receive amounts in excess of stated interest or principal on the notes, and that, therefore, such amounts should not be taken into account unless and until this contingency occurs.

Sale, exchange, retirement or other taxable disposition of the notes

Subject to the discussion below concerning effectively connected income and backup withholding, a holder will generally not be subject to U.S. federal income tax on any gain realized on the sale, exchange, retirement or other taxable disposition of a note unless the holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the note and other conditions are satisfied.

Effectively connected income

If a holder is engaged in a trade or business in the United States and the holder’s investment in a note is effectively connected with such trade or business, the holder will be exempt from the 30% withholding tax on interest (provided a certification requirement, generally on IRS Form W-8ECI, is met), but will instead generally be subject to regular United States federal income tax on a net income basis on any interest and gain with respect to the notes in the same manner as if the holder were a U.S. holder. In addition, if the holder is a foreign corporation, the holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the holder’s earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business in the United States. If a holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

Information reporting and backup withholding

Information reporting requirements generally will apply to certain payments to a U.S. holder of interest and principal on, and proceeds received from the sale of, a note, unless the holder is an exempt recipient, such as a corporation. In addition, backup withholding may apply to such payments or proceeds if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or if it has been notified by the IRS that it is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s federal income tax returns.

In general, a non-U.S. holder will not be subject to backup withholding with respect to interest or principal payments on the notes if such holder has provided the statement described above under “—U.S. federal income tax consequences to non-U.S. holders—Interest payments on the notes” and the payor does not have actual knowledge or reason to know that such holder is a U.S. person. In addition, a non-U.S. holder will not be subject to backup withholding with respect to the proceeds of the sale of a note made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or such holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining such exemptions, if available.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s federal income tax liability, provided that the required information is furnished to the IRS.

Plan of distribution

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the registration statement of which this prospectus forms a part is declared effective or, if earlier, until the date on which broker-dealers have sold their respective allotments of exchange notes, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, other than discounts, concessions and transfer taxes, and will indemnify the holders of the exchange notes against certain liabilities, including liabilities under the Securities Act.

Legal matters

Wachtell, Lipton, Rosen & Katz, New York, New York, will pass upon for us the validity of the exchange notes offered hereby.

Experts

Our consolidated financial statements as of June 30, 2003 and 2002, and for each of the years in the three-year period ended June 30, 2003, have been included in this prospectus in reliance upon the report of KPMG LLP, independent accountants, and upon authority of such firm as experts in accounting and auditing.

Available information

We are subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file reports, proxy and information statements, and other information with the SEC. The SEC maintains a website (www.sec.gov) that contains the reports, proxy and information statements, and other information filed by us. The documents filed by us may also be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. We maintain a website at www.rd.com. The information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

This prospectus incorporates by reference certain documents we have filed with the SEC. The following Reader’s Digest documents are incorporated by reference:

• Annual Report on Form 10-K for the fiscal year ended June 30, 2003;

• Quarterly Reports on Form 10-Q/A for the fiscal quarter ended September 30, 2003 and on Form 10-Q for the fiscal quarter ended December 31, 2003;

• Current Reports on Form 8-K filed with the SEC on August 21, 2003, July 23, 2003, February 23, 2004 and March 3, 2004 and on Form 8-K/A filed with the SEC on July 23, 2003, excluding any materials furnished pursuant to Item 9 or Item 12 of any Current Report on Form 8-K unless otherwise expressly stated in such Current Report on Form 8-K;

• The portions of our Proxy Statement for our annual meeting of stockholders filed with the SEC on September 30, 2003, that have been incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003; and

• All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of this offering of notes, excluding any materials furnished pursuant to Item 9 or Item 12 of any Current Report on Form 8-K unless otherwise expressly stated in such Current Report on Form 8-K.

References herein to “this prospectus” are intended to include the documents incorporated by reference, which are an integral part of this prospectus. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that we later file with the SEC before the termination of this exchange offer will automatically modify and supersede the information previously incorporated by reference in this prospectus and the information set forth in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may obtain copies of this information, the documents incorporated by reference in this prospectus and certain material agreements described in this prospectus, at no charge by writing or telephoning us at the following address and telephone number:

Investor Relations
The Reader’s Digest Association, Inc.
Pleasantville, New York 10570-7000
Telephone: (914) 244-7446

Index to consolidated and consolidated condensed financial statements

Consolidated Financial Statements:
Consolidated Statements of Income—For the Years Ended June 30, 2003, 2002 and 2001	F-2
Consolidated Balance Sheets—As of June 30, 2003 and 2002	F-3
Consolidated Statements of Cash Flows—For the Years Ended June 30, 2003, 2002 and 2001	F-4
Consolidated Statements of Changes in Stockholders’ Equity—For the Years Ended June 30, 2003, 2002 and 2001	F-5
Notes to Consolidated Financial Statements	F-6
Independent Auditors’ Report	F-40
Report of Management	F-41
Consolidated Condensed Financial Statements (Unaudited):
Consolidated Condensed Statements of Income—For the Three-Month and Six-Month Periods ended December 31, 2003 and 2002	F-42
Consolidated Condensed Balance Sheets—As of December 31, 2003 and June 30, 2003	F-43
Consolidated Condensed Statements of Cash Flows—For the Six-Month Periods ended December 31, 2003 and 2002	F-44
Notes to Consolidated Condensed Financial Statements	F-45

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated statements of income

	Years ended June 30,

(In millions, except per share data)	2003	2002	2001

Revenues	$2,474.9	$2,368.6	$2,518.2
Product, distribution and editorial expenses	(1,002.2)	(947.7)	(971.2)
Promotion, marketing and administrative expenses	(1,293.8)	(1,236.5)	(1,299.6)
Other operating items, net	(39.8)	(26.7)	(18.4)

Operating profit	139.1	157.7	229.0
Other (expense) income, net	(38.7)	(17.1)	(41.2)

Income before provision for income taxes	100.4	140.6	187.8
Provision for income taxes	(39.1)	(49.4)	(55.7)

Net income	$61.3	$91.2	$132.1

Basic and diluted earnings per share
Basic earnings per share
Weighted average common shares outstanding	98.1	100.2	102.7

Basic earnings per share	$0.61	$0.90	$1.27

Diluted earnings per share
Adjusted weighted average common shares outstanding	99.2	100.6	103.7

Diluted earnings per share	$0.60	$0.89	$1.26

See accompanying notes to consolidated financial statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated balance sheets

	At June 30,

(In millions)	2003	2002

ASSETS
Current assets
Cash and cash equivalents	$51.3	$107.6
Accounts receivable, net	256.5	295.2
Inventories	155.7	156.0
Prepaid and deferred promotion costs	132.7	140.9
Prepaid expenses and other current assets	191.8	153.2

Total current assets	788.0	852.9
Property, plant and equipment, net	162.5	168.1
Goodwill	1,009.4	1,004.0
Other intangible assets, net	212.3	240.6
Other noncurrent assets	427.3	426.3

Total assets	$2,599.5	$2,691.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Loans and notes payable	$31.3	$132.7
Accounts payable	97.5	102.8
Accrued expenses	281.4	283.2
Income taxes payable	36.5	28.4
Unearned revenues	414.8	416.1
Other current liabilities	19.7	6.8

Total current liabilities	881.2	970.0
Postretirement and postemployment benefits other than pensions	121.9	128.1
Unearned revenues	127.6	134.8
Long-term debt	834.7	818.0
Other noncurrent liabilities	233.8	169.1

Total liabilities	$2,199.2	$2,220.0

Commitments and Contingencies (Notes 6, 11 and 13)
Stockholders’ equity (Note 12)
Capital stock	17.6	25.5
Paid-in capital	215.0	224.6
Retained earnings	1,301.6	1,261.2
Accumulated other comprehensive (loss) income	(109.2)	(89.7)
Treasury stock, at cost	(1,024.7)	(949.7)

Total stockholders’ equity	400.3	471.9

Total liabilities and stockholders’ equity	$2,599.5	$2,691.9

See accompanying notes to consolidated financial statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated statements of cash flows

	Years ended June 30,

(In millions)	2003	2002	2001

Cash flows from operating activities
Net income	$61.3	$91.2	$132.1
Equity in losses of BrandDirect Marketing	-	-	24.9
Investment impairments	-	2.5	21.3
Asset impairments	3.2	11.7	6.6
Depreciation and amortization	64.7	35.9	56.8
Net (gain) loss on the sales of certain assets, other businesses and contract terminations	(8.6)	(6.9)	(13.3)
Changes in current assets and liabilities, net of effects of acquisitions and dispositions
Accounts receivable, net	55.0	2.5	(40.0)
Inventories	6.4	21.8	(45.5)
Unearned revenues	(12.1)	(5.2)	21.7
Accounts payable and accrued expenses	(20.1)	24.7	(109.4)
Other, net	7.8	35.7	40.9
Changes in noncurrent assets and liabilities, net of effects of acquisitions and dispositions	(4.3)	(81.4)	(79.4)

Net change in cash due to operating activities	153.3	132.5	16.7

Cash flows from investing activities
Proceeds from maturities and sales of marketable securities, short-term investments and contract terminations	5.2	11.6	12.4
Proceeds from sales of businesses and other long-term investments, net	-	2.2	1.3
Proceeds from sales of property, plant and equipment	5.5	2.4	1.4
Investments in and advances to BrandDirect Marketing	-	-	(24.0)
Purchases of investments, marketable securities and licensing agreements	(10.5)	(1.3)	-
Payments for business acquisitions, net of cash acquired	-	(763.2)	(2.3)
Capital expenditures	(15.7)	(24.6)	(43.5)

Net change in cash due to investing activities	(15.5)	(772.9)	(54.7)

Cash flows from financing activities
Proceeds (repayments) of revolving credit and other facilities, net	(0.6)	(160.4)	73.1
(Repayments) proceeds from Term Loan	(84.7)	950.0	-
Proceeds from employee stock purchase plan and exercise of stock options	4.3	8.6	19.8
Dividends paid	(21.0)	(21.3)	(21.9)
Common Stock repurchased	(101.7)	(64.1)	(34.1)
Other, net	6.9	2.7	(0.9)

Net change in cash due to financing activities	(196.8)	715.5	36.0

Effect of exchange rate fluctuations on cash and cash equivalents	2.7	(2.9)	(12.3)

Net change in cash and cash equivalents	(56.3)	72.2	(14.3)

Cash and cash equivalents at beginning of year	107.6	35.4	49.7

Cash and cash equivalents at end of year	$51.3	$107.6	$35.4

Supplemental information
Cash paid for interest	$39.6	$9.3	$14.8
Cash paid for income taxes	$36.2	$40.8	$58.7

See accompanying notes to consolidated financial statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated statements of changes in stockholders’ equity

	Capital Stock
						Accumulated
			Unamortized			Other	Treasury
	Preferred	Common	Restricted	Paid-in	Retained	Comprehensive	Stock, at
(In millions)	Stock	Stock	Stock	Capital	Earnings	(Loss) Income	Cost	Total

Balance at June 30, 2000	$28.8	$1.4	$(1.3)	$223.1	$1,081.1	$31.0	$(885.3)	$478.8

Comprehensive income
Net income					132.1			132.1
Other comprehensive income:
Translation loss						(15.6)		(15.6)
Net unrealized loss on investments, net of deferred taxes of $50.9.						(94.4)		(94.4)
Reclassification adjustments for gains that are included in net income, net of deferred taxes of $2.5.						(4.7)		(4.7)
Net unrealized gain on derivatives, net of deferred taxes of $0.5.						0.8		0.8
Minimum pension liability, net of deferred taxes of $0.9.						(1.7)		(1.7)

Total comprehensive income								16.5

Stock issued under various plans			0.7	3.0			16.8	20.5
Common Stock repurchased							(34.1)	(34.1)
Common Stock dividends					(20.6)			(20.6)
Preferred stock dividends					(1.3)			(1.3)

Balance at June 30, 2001	28.8	1.4	(0.6)	226.1	1,191.3	(84.6)	(902.6)	459.8

Comprehensive income
Net income					91.2			91.2
Other comprehensive income:
Translation gain						13.0		13.0
Net unrealized gain on investments, net of deferred taxes of $1.9.						3.6		3.6
Reclassification adjustments for gains that are included in net income, net of deferred taxes of $2.5.						(4.7)		(4.7)
Net realized loss on derivatives, net of deferred taxes of $0.5.						(0.8)		(0.8)
Minimum pension liability, net of deferred taxes of $6.8.						(16.2)		(16.2)
Total comprehensive income								86.1
Stock issued under various plans			(4.1)	(1.5)			17.0	11.4
Common Stock repurchased							(64.1)	(64.1)
Common Stock dividends					(20.0)			(20.0)
Preferred stock dividends					(1.3)			(1.3)

Balance at June 30, 2002	28.8	1.4	(4.7)	224.6	1,261.2	(89.7)	(949.7)	471.9
Comprehensive income
Net income					61.3			61.3
Other comprehensive income:
Translation gain						19.0		19.0
Reclassification adjustments for gains that are included in net income, net of deferred taxes of $1.8.						(3.3)		(3.3)
Net realized loss on derivatives, net of deferred taxes of $0.8.						(1.4)		(1.4)
Minimum pension liability, net of deferred taxes of $14.7.						(33.8)		(33.8)

Total comprehensive income								$41.8

Stock issued under various plans			(8.0)	(9.5)			26.7	9.2
Reclassification of par value due to the recapitalization transactions		0.1		(0.1)				-
Common Stock repurchased							(101.7)	(101.7)
Common Stock dividends					(19.6)			(19.6)
Preferred stock dividends					(1.3)			(1.3)

Balance at June 30, 2003	$28.8	$1.5	$(12.7)	$215.0	$1,301.6	$(109.2)	$(1,024.7)	$400.3

See accompanying notes to consolidated financial statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Notes to consolidated financial statements
Dollars in millions, except per share data

Unless otherwise indicated, references in Notes to Consolidated Financial Statements to “we,” “our” and “us” are to The Reader’s Digest Association, Inc. and its subsidiaries. All references to 2003, 2002 and 2001, unless otherwise indicated, are to fiscal 2003, fiscal 2002 and fiscal 2001, respectively. Our fiscal year represents the period from July 1 through June 30.

Note 1      Organization and summary of significant accounting policies

Nature of our business

We are a diversified media company that produces books, magazines and other products worldwide. We sell these and other products through direct marketing and direct sales channels. Our best known trademark is our flagship magazine, Reader’s Digest. We conduct business through three operating segments: Reader’s Digest North America, Consumer Business Services and International Businesses. For further commentary regarding these segments, see Management’s Discussion and Analysis and Note 14, Segments.

Basis of presentation and use of estimates

The accompanying consolidated financial statements include the accounts of The Reader’s Digest Association, Inc. and its majority-owned subsidiaries. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of operating revenues and expenses during the reporting period. These estimates are based on management’s knowledge of current events and actions that we may undertake in the future; however, actual results may ultimately differ from those estimates. The primary estimates underlying our consolidated financial statements include allowances for returns and doubtful accounts, valuation of inventories, valuation of direct response advertising and subscriber acquisition costs, valuation of deferred tax assets, and pension, postemployment and postretirement benefits.

Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. However, we believe our concentrations of credit risk with respect to trade receivables are limited due to our large number of customers, their low dollar balances and their dispersion across many different geographic and economic environments.

Cash and cash equivalents

We consider all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The carrying amount approximates fair value based upon the short-term maturity of these investments.

Inventories

Inventories consist primarily of finished goods and raw materials (including paper) and are stated at the lower of cost or market value. Cost is determined under the first-in, first-out (FIFO) method for all inventories.

Property, plant and equipment, net

Assets that comprise property, plant and equipment, net are stated at cost less accumulated depreciation. Depreciation expense is generally calculated on a straight-line basis over the estimated useful lives of the assets: 10-40 years for buildings and three to ten years for equipment, furniture and fixtures. Leasehold improvements are amortized using the straight-line basis over the term of the lease or the useful life of the improvement, whichever is shorter.

Goodwill and other intangible assets, net

Goodwill is composed of the excess of costs over the fair value of net assets of acquired businesses. Other intangible assets, net is composed of licensing agreements, customer lists, tradenames and other items.

In accordance with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” on July 1, 2001, we ceased amortization of goodwill and intangible assets with indefinite lives. Acquired intangibles with finite lives are amortized, on a straight-line basis, over their estimated useful lives. Most of our intangibles currently have useful lives ranging from two to ten years. Prior to the adoption of SFAS No. 142, goodwill was amortized, on a straight-line basis, over varying periods not in excess of 40 years.

SFAS No. 142 requires that the carrying amount of goodwill and intangibles with indefinite lives be evaluated, at least annually, for recoverability. This assessment involves comparing the fair value of the reporting unit or asset, as applicable, to its carrying value. Recognition of the impairment, if any, is determined in accordance with the statement. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review our intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable. We measure recoverability by comparing the asset’s carrying amount to the undiscounted future net cash flows expected to be generated by the asset. If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset. See Note 6, Goodwill and Other Intangible Assets, Net, for additional information on our adoption of SFAS No. 142.

Investments

Equity method investments

The equity method is used to account for investments in entities that are not majority-owned by us and that we do not control but over which we have the ability to exercise significant influence. Generally, under the equity method, original investments in these affiliates are recorded at cost and are subsequently adjusted by our share of equity in earnings or losses after the date of acquisition (including amortization of goodwill prior to July 1, 2001). Equity in earnings or losses of each affiliate is recorded according to our level of ownership until our investment has been fully depleted. If our investment has been fully depleted, we recognize the full amount of the losses generated by the affiliate only when we are the primary funding source. These investments are recorded in other noncurrent assets on the balance sheets.

Cost method investments

The cost method is used to account for investments in entities that are not majority-owned and that we do not control or have the ability to significantly influence. Investments of this type are recorded at cost, less valuation allowances, and are included in other noncurrent assets on the balance sheets.

Marketable securities

All of our marketable securities are classified as available-for-sale. Accordingly, these securities are recorded at fair value in other noncurrent assets on the balance sheets. Unrealized gains and losses on available-for-sale securities, net of tax, are recorded in other comprehensive income in stockholders’ equity on the balance sheets. Realized gains and losses, and declines in carrying value deemed to be other than temporary, are recorded in other (expense) income, net on the income statements.

Impairment of long-lived assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. We measure the recoverability of an asset that is to be held and used by comparing its carrying amount to the undiscounted future net cash flows expected to be generated by the asset. If we determine that the asset is impaired, the impairment recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Debt issuance costs

Debt issuance costs consist of fees and expenses incurred in connection with our borrowings. These fees are being amortized over the terms of the related debt agreements, currently ranging from three to five years. Capitalized debt issuance costs are included in other noncurrent assets on the balance sheets.

Stock-based compensation

We account for stock-based compensation under SFAS No. 123, “Accounting for Stock-Based Compensation.” As permitted by this standard, compensation cost is recognized for stock-based compensation using the intrinsic value method under APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Since our practice is to grant stock options at fair market value at the date of grant, no compensation cost is recognized. Compensation cost is recognized with respect to restricted stock and similar instruments.

As required under SFAS No. 123 and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123,” we have included the table below which presents our net income and basic and diluted earnings per share as reported on our income statements for the respective periods and adjusts these amounts to include the pro forma impact of using the fair value based method to calculate stock compensation expense as prescribed under SFAS No. 123. The fair value of our options on the date of grant was calculated using the Black-Scholes option-pricing model. The pro forma stock compensation would result in an additional $(13.1), $(14.2) and $(14.0) of expense, net of tax, for the years ended June 30, 2003, 2002 and 2001, respectively.

	2003	2002	2001

Net income
As reported	$61.3	$91.2	$132.1
Pro forma	$48.2	$77.0	$118.1
Earnings per share
As reported—basic	$0.61	$0.90	$1.27
Pro forma—basic	$0.48	$0.76	$1.14
As reported—diluted	$0.60	$0.89	$1.26
Pro forma—diluted	$0.47	$0.75	$1.13

For the years ended June 30, 2003, 2002 and 2001, $(4.0), $(1.8) and $(0.5), net of tax, respectively, of expenses related to restricted stock and other stock compensation are included in our net income and earnings per share, as reported. Additional information is presented in Note 9, Employee Equity Compensation Plans.

Financial instruments

Due to the short maturities of our cash, temporary investments, receivables and payables, the carrying value of these financial instruments approximates their fair values.

We record all derivative instruments on our balance sheets at fair value. Derivatives that are not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that we have designated and that qualify as effective hedges are recorded in either other comprehensive income or earnings, as appropriate. The ineffective portion of our derivatives that are classified as hedges is immediately recognized in earnings.

Revenues

Magazines

Sales of our magazine subscriptions, less estimated cancellations, are deferred and recognized as revenues proportionately over the subscription period. Revenues from sales of magazines through the newsstand are recognized at the issue date, net of an allowance for returns. Advertising revenues are recorded as revenues at the time the advertisements are published, net of discounts and advertising agency commissions.

Sponsor fundraising programs

Our sponsor fundraising program business, which operates principally through QSP, Inc., receives its revenues net of amounts due to its sponsors. Accordingly, we present revenues net of sponsors’ earnings. Sales of subscriptions to magazines published by other companies and sales of music products are recorded as revenues at the time orders are submitted to the publisher, net of bad debts and remittances to magazine and music publishers.

Books, display marketing and other products

Revenues are recorded when title passes, net of provisions for estimated returns and bad debts. For our display marketing products, title passes either at the point of sale or at the time of shipment. In certain circumstances, our promotion entitles the customer to a preview period. Revenue generated by these promotions is recognized after the preview period lapses.

When we recognize revenues for most of our products, we also record an estimate of bad debts and returns. These estimates are based on historical data and the method of promotion. Reserve levels are adjusted as actual data is received. In the direct marketing business, returns and bad debts are tied to customer responses to our promotional efforts. Accordingly, we deduct both estimates of bad debts and of returns from gross revenue.

Financial services marketing alliances

Revenues from our financial services marketing alliances are based on amounts negotiated through contracts with our alliance partners. Such amounts are recognized as revenue as it is earned. In circumstances where amounts are received in advance, we defer revenue recognition until such amounts are earned.

Promotion costs

Costs of direct response advertising are accounted for under the American Institute of Certified Public Accountants Statement of Position (SOP) 93-7, “Reporting on Advertising Costs.” Under SOP 93-7, costs associated with direct response advertising that can be directly linked to eliciting sales and result in probable future benefits are capitalized on a cost-pool-by-cost-pool basis. Magazine related direct response advertising costs are amortized over the expected future revenue stream, generally one to three years. Books and home entertainment advertising costs are amortized over a period that is generally less than one year. We assess the carrying amount of our capitalized direct response advertising costs for recoverability on a periodic basis.

Direct response advertising consists primarily of promotion costs incurred in connection with the sale of magazine subscriptions, books and other products. Promotion expense, which consists of both amortization of capitalized promotion costs and costs expensed as incurred, included in our income statements totaled $(670.6), $(666.3) and $(719.1) for 2003, 2002 and 2001, respectively. Prepaid and deferred promotion costs included on the balance sheets were $132.7 and $140.9 as of June 30, 2003 and 2002, respectively. Amounts included in other noncurrent assets on the balance sheets were $21.2 and $21.8 as of June 30, 2003 and 2002, respectively.

Commissions earned by agents for new magazine subscribers are included in promotion, marketing and administrative expenses on the income statements. These costs are deferred and amortized over the related subscription term, typically one to three years. Amounts deferred and included in prepaid expenses and other current assets on the balance sheets were $33.2 and $42.3 as of June 30, 2003 and 2002, respectively. Amounts included in other noncurrent assets on the balance sheets were $26.5 and $34.5 as of June 30, 2003 and 2002, respectively.

Income taxes

Income taxes are accounted for under the provisions of SFAS No. 109, “Accounting for Income Taxes.” In accordance with SFAS No. 109, deferred income taxes, net of valuation allowances, reflect the future tax consequences of differences between the financial statement and tax bases of assets and liabilities. These deferred taxes are calculated by applying currently enacted tax laws.

Basic and diluted earnings per share

Basic earnings per share is computed by dividing net income less preferred stock dividend requirements ($1.3 for each of 2003, 2002 and 2001) by the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings per share is computed in the same manner except that the weighted average number of shares of Common Stock outstanding assumes the exercise and conversion of certain stock options and vesting of certain restricted stock (1.2 million shares for 2003, 0.4 million shares for 2002 and 1.0 million shares for 2001).

Options to purchase approximately 12.1 million shares of Common Stock were outstanding during 2003, but were not included in the computation of diluted earnings per share (10.3 million shares in 2002 and 5.5 million shares in 2001). The exercise prices of these options were greater than the average market price of the Common Stock during the period.

Foreign currency translation

The functional currency for most foreign operations is the local currency. Revenues and expenses denominated in foreign currencies are translated at average monthly exchange rates prevailing during the year. The assets and liabilities of international subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the balance sheet date. The resulting translation adjustment is reflected as a separate component of stockholders’ equity in accumulated other comprehensive (loss) income.

The U.S. dollar is used as the functional currency for subsidiaries operating in highly inflationary economies, for which both translation adjustments and gains and losses on foreign currency transactions are included in other (expense) income, net.

Reclassifications

Certain reclassifications have been made to amounts in prior periods to conform to the current period presentation.

Recent accounting standards

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.” FIN No. 46 introduces a new consolidation model with respect to variable interest entities. The new model requires that the determination of control should be based on the potential variability in gains and losses of the variable interest entity being evaluated. The entity with the majority of the variability in gains and losses is deemed to control the variable interest entity and is required to consolidate it. This interpretation is effective on July 1, 2003 (for us, effective fiscal 2004 and thereafter).

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for classifying certain financial instruments that represent obligations, yet also have characteristics similar to equity instruments. Specifically, SFAS No. 150 addresses the accounting for instruments such as mandatorily redeemable securities, certain option contracts and obligations to be settled in shares. SFAS No. 150 is effective for interim periods beginning after June 15, 2003 (for us, effective fiscal 2004 and thereafter).

Adoption of FIN No. 46 and SFAS No. 150 will not have a material impact on our operating results.

Note 2	Acquisitions and investments

Acquisitions

On May 20, 2002, we purchased substantially all of the assets and assumed certain liabilities of Reiman Holding Company, LLC and subsidiaries (Reiman). Reiman publishes cooking, gardening, country lifestyle and nostalgia magazines and books and operates other complementary businesses in the United States and Canada. The total purchase price of $760.0, plus capitalized acquisition costs of $8.2, was financed entirely through bank and institutional borrowings. The acquisition was accounted for using the purchase method of accounting and resulted in $651.7 of goodwill on the date of acquisition, which is deductible for tax purposes. Reiman’s results have been consolidated since May 20, 2002. We acquired Reiman to:

•  generate significant purchasing and product-related synergies with our existing businesses,

•  reduce our reliance on sweepstakes promotions,

•  expand our direct marketing database, and

•  allow for geographic expansion of certain Reiman products.

As with most acquisitions of magazine publishers, we also acquired a significant subscription liability.

The following table represents the fair values of assets acquired and liabilities assumed at the date of acquisition:

Current assets	$101.1
Property, plant and equipment	10.7
Identified intangible assets	206.8
Goodwill	651.7
Other noncurrent assets	21.6

Total assets acquired	991.9
Current liabilities	(154.2)
Long-term liabilities	(69.5)

Net assets acquired	$768.2

Identified intangible assets comprised tradenames and customer lists. The tradenames, with a fair value of $89.7, were determined to have an indefinite life. The subscriber lists, with a fair value of $117.1, are amortized over their estimated useful lives, ranging from three to six years. The weighted average useful life of the customer lists is approximately 3.5 years. For changes in goodwill and acquired intangibles subsequent to the date of acquisition, see Note 6, Goodwill and Other Intangible Assets, Net.

The following table presents pro forma information as though the acquisition took place at the beginning of the periods presented.

	2002	2001

Pro forma information (unaudited):
Revenues	$2,648.2	$2,824.4
Net income	$92.3	$110.9
Earnings per share (unaudited):
Basic	$0.91	$1.07
Diluted	$0.90	$1.06

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense for identified intangibles, increased interest expense from the incurrence of debt and lower interest income from reduced cash on hand. The results are not intended to be indicative of the results of operations that actually would have resulted had the acquisition occurred at the beginning of each period, or of future results of operations of our consolidated entity.

Available-for-sale marketable securities

Marketable securities included in other noncurrent assets on the balance sheets primarily represent the fair market value (based on quoted market prices) of our investments in LookSmart, Ltd. These securities are accounted for and classified as available-for-sale securities. As of June 30, 2003 and 2002, the market value of our investment in LookSmart shares totaled $0.6 and $5.7, respectively.

The net unrealized gain on these investments, net of deferred taxes, is included in accumulated other comprehensive (loss) income in stockholders’ equity on the balance sheets and amounted to $0.4 and $3.7 as of June 30, 2003 and 2002, respectively. In addition, during 2001 we recorded an impairment of $(10.0) related to our investment in WebMD Corp, which was sold in 2002. This impairment represented a charge to record what we believed to be an other-than-temporary decline in the market value of our shares of WebMD.

During 2003 and 2002 we sold approximately 2.7 million shares and 4.2 million shares, respectively, of LookSmart and recorded pre-tax gains of $5.1 and $7.3, respectively, in other (expense) income, net on the income statements.

Investments, equity method

Long-term equity investments included in other noncurrent assets on the balance sheets represent our investment in BrandDirect Marketing, Inc. Due to additional funding in the form of an advance and other circumstances, we had the ability to exercise significant influence as defined in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common

Stock.” In accordance with APB Opinion No. 18, equity in losses of this investment (including goodwill amortization prior to July 1, 2001) was included in other (expense) income, net on the income statements. As of June 30, 2001, we had written down our investment in BrandDirect Marketing to zero.

Investments, at cost

Investments carried at cost are included in other noncurrent assets on the balance sheets. As of June 30, 2003, we had no investments carried at cost on our balance sheets. During June 2002, we recorded an impairment charge on our investment in Schoolpop, Inc. of $(2.5) and sold a portion of our investment in e-finet.com, which had been written down to zero in 2001.

Note 3	Other operating items, net

Charges included in other operating items, net primarily represent the streamlining of our organizational structure and the strategic repositioning of certain businesses.

Charges recorded prior to December 31, 2002 were recorded in accordance with Emerging Issues Task Force Issue (EITF) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs To Exit an Activity (Including Certain Costs Associated with a Restructuring).” EITF No. 94-3 required that amounts related to restructuring actions be recorded only when management was committed to an exit plan. In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” superseding EITF No. 94-3. Under SFAS No. 146, costs associated with restructuring actions, including onetime severance benefits, are only recorded once a liability has been incurred. SFAS No. 146 does not consider severance benefits determined pursuant to an existing formula as one-time benefits. As our severance programs do not qualify as one-time benefits, we recognize severance amounts pursuant to SFAS No. 112, “Employers’ Accounting for Postemployment Benefits” and SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (the impact of pension curtailments and settlements that are directly attributable to our restructuring actions were recorded in accordance with SFAS No. 88). As such, severance amounts were recorded when a termination plan was developed and approved and when payment was probable and estimable. Other amounts related to restructuring actions, including contract terminations, are recorded based upon fair value in accordance with SFAS No. 146. Asset impairments were calculated in accordance with the provisions of SFAS No. 144.

We recorded charges for other operating items, net of $(39.8) in 2003, $(26.7) in 2002 and $(18.4) in 2001. The components of other operating items, net are described in further detail below:

•  Severance Costs—These charges represent the cost to separate employees from our operations as a result of costs incurred to streamline the organization.

•  Contract Terminations—These charges represent costs incurred to terminate contractual obligations in connection with streamlining activities.

•  Impairment Losses—We incurred charges related to the carrying value of intangible assets, certain leasehold improvements, computer hardware and software and, to a lesser extent, property, plant and equipment no longer used in our operations.

For charges recorded prior to December 2002, in certain instances circumstances arose that resulted in decisions to retain employees previously identified for termination, and in certain other instances the costs associated with actions identified were settled for less than originally anticipated. In these instances, the associated charges were reversed.

During 2003, other operating items, net of $(39.8) comprised:

•  Charges of $(45.3), including $(37.6) for severance costs, $(3.2) related to asset impairments and $(4.5) related to other items. These charges were taken to lower our cost base in commensuration with our current revenues and in an effort to streamline our operations.

The $(37.6) of severance costs relates to the termination of approximately 580 positions, of which 35% are located in North America and 65% are located outside North America. Of the total positions, approximately 50% have been separated as of June 30, 2003. The remaining positions will be terminated during the next several fiscal quarters.

Asset impairment charges of $(3.2) are primarily attributable to write-offs of software and other capitalized costs related to unprofitable businesses and discontinued products. Other costs of $(4.5) principally comprised costs incurred to review and compile the restructuring plan utilized to streamline our operations in certain domestic and international markets.

•  Income of $2.8 representing net adjustments to litigation-related accrual balances, established in previous years, following settlement of a lawsuit in the first quarter of 2003.

•  Income of $2.7 related to reversals of primarily severance charges recorded in previous years. Reversals of accruals recorded in previous years represent circumstances where conditions changed after the date the accrual was established.

During 2002, other operating items, net of $(26.7) comprised the following actions: $(5.6) related to the closure of Gifts.com, Inc.; $(12.8) related to the scaling back of our U.S. Books and Home Entertainment business; and $(17.2) related to streamlining various U.S. and international businesses and reducing global staffing levels. These charges were partially offset by adjustments to reserves of $8.9. These charges and adjustments comprised:

•  Charges of $(35.6), including $(14.7) for severance costs, $(8.0) for contract terminations, and $(12.9) for asset impairments and other items.

The $(14.7) of severance costs related to the separation of 289 employees. Approximately 16% of the employees identified were located outside the United States. A majority of the employee separations included in the severance charge were related to U.S. Books and Home Entertainment and administrative functions that support this business, including information technology personnel and Gifts.com, Inc. As of June 30, 2003, substantially all of these positions had been eliminated. Severance charges associated with those positions that were not eliminated were reversed in 2003.

•  Adjustments of $6.9 related to accrual balances from charges originally recorded in 2001 and prior periods. Reversals of accruals recorded in previous years represent circumstances where conditions changed after the date the accrual was established.

•  A reversal of $2.0 pertaining to a pending legal matter that was originally recorded in prior years in other operating items, net.

During 2001, other operating items, net of $(18.4) comprised:

•  Charges of $(31.8) primarily for severance costs associated with restructuring U.S. Books and Home Entertainment, streamlining European operations and reducing overall staff levels. All of the 380 employees included in the 2001 charge were separated from our operations as of June 30, 2003.

•  Adjustments of $9.9 to accrual balances from charges originally recorded in years prior to 2001 as a result of unexpected delays in the outsourcing of certain activities.

•  An additional adjustment as a result of a favorable tax settlement of $14.5 of which $10.1 was originally recorded in other operating items, net and $4.4 was originally recorded in administrative expenses.

•  Asset impairments of $(6.6) related primarily to goodwill associated with our investment in Walking magazine. We sold this magazine in the first quarter of 2002.

At June 30, 2003, we had restructuring reserves for other operating items, net of $34.7, primarily for severance costs and contract terminations that will take place during the next several fiscal quarters. This reserve is included in accrued expenses on the balance sheets. At June 30, 2002, restructuring reserves totaled $31.3, primarily for severance costs and contract terminations. During 2003, we recorded additional restructuring and other reserves of $45.3, which were partially offset by adjustments to these reserve balances of $2.7. In addition, $39.2 was charged to this reserve primarily for severance costs and contract termination payments.

The table below outlines the activity related to the restructuring actions recorded in 2003 and previous years.

	Balance at	(Adjustments)/		Balance at
Initial year of charge	June 30, 2002	accruals	Spending	June 30, 2003

2002 & prior	$31.3	$(2.2)	$(23.0)	$6.1
2003	-	44.8	(16.2)	28.6

Total	$31.3	$42.6	$(39.2)	$34.7

Note 4	Other (Expense) income, net

	2003	2002	2001

Interest income	$5.1	$4.7	$8.4
Interest expense	(46.5)	(18.6)	(18.3)
Equity in losses of BrandDirect Marketing	-	-	(24.9)
Investment impairments[1]	-	(2.5)	(21.3)
Net gain on the sales of certain assets and contract terminations[2]	8.6	6.9	13.3
Net (loss) gain on foreign exchange	(0.1)	(4.2)	1.4
Other (expense) income, net[3]	(5.8)	(3.4)	0.2

Total other (expense) income, net	$(38.7)	$(17.1)	$(41.2)

(1) Investment impairments in 2002 represented $(2.5) for School-pop. In 2001, impairments included $(10.0) for WebMD, $(7.5), for Schoolpop, $(2.9) for e-finet.com and $(0.9) for Sticky Networks, Inc.

(2) Net gain on the sales of certain assets, other businesses and contract terminations principally included sales of our shares in LookSmart of $5.1 and $7.3 in 2003 and 2002, respectively. In addition, in 2003, this item included a gain of $2.2 on the sale of a building in Australia and a gain of $1.6 from settlement of a class action lawsuit related to fine art sales in previous years. In 2001, this item included the receipt of a contract termination payment of $4.2.

(3) In 2003 and 2002, other (expense) income, net principally comprised expenses associated with our recapitalization transactions. See Note 12, Capital Stock, for additional information. In addition, in 2003, this item included write-offs of currency translation adjustments related to certain discontinued international operations.

Note 5      Supplemental balance sheet information

The components of certain balance sheet accounts as of June 30 are as follows:

Accounts receivable, net

	2003	2002

Gross accounts receivable, trade	$422.7	$472.2
Beginning reserve for returns	(55.2)	(66.2)
Additions to allowances[1]	(349.3)	(361.1)
Actual returns[2]	360.5	372.1

Ending reserve for returns	(44.0)	(55.2)
Beginning reserve for bad debts	(121.8)	(93.3)
Additions to allowances[1]	(118.2)	(139.6)
Actual bad debts[2]	117.8	111.1

Ending reserve for bad debts	(122.2)	(121.8)

Ending reserve for returns and bad debts	(166.2)	(177.0)

Accounts receivable, net	$256.5	$295.2

(1) Additions to allowances represent estimated reserves established at the time of revenue recognition for returns and bad debts in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists.” Amounts are recorded as an offset to revenues.

(2) Actual returns and bad debts include actual experience during the period and the effects of foreign currency translation.

Inventories

	2003	2002

Raw materials	$9.3	$14.7
Work-in-progress	6.2	8.7
Finished goods	140.2	132.6

Total inventories	$155.7	$156.0

Property, plant and equipment, net

	2003	2002

Land	$12.8	$11.4
Buildings and building improvements	188.9	180.8
Furniture, fixtures and equipment	175.3	169.6
Leasehold improvements	14.5	13.6

	391.5	375.4
Accumulated depreciation and amortization	(229.0)	(207.3)

Total property, plant and equipment, net	$162.5	$168.1

Accrued expenses

	2003	2002

Compensation and other employee benefits	$73.1	$69.4
Royalties and copyrights payable	15.0	19.9
Taxes, other than income taxes	9.0	5.8
Other operating items, net	34.7	31.3
Other, principally operating expenses	149.6	156.8

Total accrued expenses	$281.4	$283.2

Note 6      Goodwill and other intangible assets, net

On July 1, 2001, we adopted SFAS No. 142, which requires that amortization of goodwill cease and that the carrying amount of goodwill be evaluated, at least annually, for recoverability. Accordingly, we have not recorded any goodwill amortization in 2003 and 2002. We conducted our annual impairment assessment for goodwill and indefinite-lived intangible assets as of the end of our third quarter and concluded there was no impairment at that time.

The changes in the carrying amount of goodwill by segment for the fiscal year ended June 30, 2003, are as follows:

	Reader’s Digest	Consumer
	North America	Business Services	Total

Balance as of June 30, 2002	$682.2	$321.8	$1,004.0
Additional costs capitalized related to Reiman acquisition	4.2	-	4.2
Final settlement of the purchase price related to tax matters associated with Books Are Fun	—	0.5	0.5
Impact of foreign currency translation on goodwill balances outside the United States	—	0.7	0.7

Balance as of June 30, 2003	$686.4	$323.0	$1,009.4

In connection with finalizing the purchase accounting for Reiman, we determined that certain costs initially allocated to deferred promotion were not capitalizable and should have been allocated to goodwill. Accordingly, we adjusted goodwill by approximately $4.0 in the fourth quarter of 2003 to reflect this item.

The following categories of acquired intangible assets are included in other intangible assets, net as of June 30, 2003 and 2002:

	2003		2002

	Gross	Net	Gross	Net

Intangible assets with indefinite lives: Tradenames	$89.7	$89.7	$89.7	$89.7
Intangible assets with finite lives: Licensing agreements	54.8	41.0	43.5	34.6
Customer lists	137.8	81.6	137.8	116.3
Other tradenames and noncompete agreements	3.0	-	3.0	-

Total intangible assets	$285.3	$212.3	$274.0	$240.6

Amortization related to intangible assets with finite lives amounted to $39.6, $11.1 and $5.2 for 2003, 2002 and 2001, respectively. Licensing agreements are principally amortized over 10 years from the initial contract date, while customer lists are being amortized principally between three and six years. Estimated fiscal year amortization expense for intangible assets with finite lives is as follows: fiscal 2004—$39.2; fiscal 2005—$36.3; fiscal 2006—$15.4, fiscal 2007—$10.0 and fiscal 2008—$5.3.

The following table reconciles the prior period’s reported net income to its respective unaudited pro forma amounts adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142, for the fiscal year ended June 30, 2001.

Year ended
June 30,
2001

Net income	$132.1
Add-back amortization related to the excess of cost over net assets of acquired businesses, net of tax	19.7
Add-back goodwill amortization related to an equity method investee, net of tax	5.4

Adjusted net income	$157.2

Basic earnings per share	$1.27
Add-back amortization related to the excess of cost over net assets of acquired businesses, net of tax, per share	0.19
Add-back goodwill amortization related to an equity method investee, net of tax, per share	0.05

Adjusted basic earnings per share	$1.51

Diluted earnings per share	$1.26
Add-back amortization related to the excess of cost over net assets of acquired businesses, net of tax, per share	0.19
Add-back goodwill amortization related to an equity method investee, net of tax, per share	0.05

Adjusted diluted earnings per share	$1.50

Licensing agreement

In May 2000, QSP, Inc. entered into a long-term licensing agreement with World’s Finest Chocolate, Inc. The cost associated with the agreement was assigned to licensing agreements and is included in other intangible assets, net on the balance sheets. In September 2002, this agreement was amended to extend the term of the original agreement by ten years, reduce the annual minimum tonnage purchase requirements, favorably adjust pricing and permit QSP to sell World’s Finest Chocolate products through marketing channels other than fundraising, under specified circumstances. In connection with these amended terms, QSP agreed to pay World’s Finest Chocolate $10.5 in 2003. The amount paid in May 2000 to consummate the initial agreement is being amortized over the original 10-year license term. Amounts paid to amend the agreement have been assigned various amortization periods ranging from 8 to 18 years (the remaining period of the amended agreement).

The approximate annual minimum purchase amounts under the amended agreement are: fiscal 2004—$55.0; fiscal 2005—$59.0; fiscal 2006—$61.0; fiscal 2007—$62.0; and from fiscal 2008 to fiscal 2020, approximately $69.0 per year. The amounts are estimates based on minimum tonnage requirements and nominal price increases as stipulated in the amended agreement.

Note 7      Financial instruments

Risk management and objectives

Under the 2002 Credit Agreements (referred to in Note 11, Debt), we are required to enter into interest rate protection agreements to fix or limit the interest cost with respect to at least one-third of the outstanding borrowings under the Term Loan Agreement. Accordingly, in July 2002, we entered into agreements to cap at 6% the LIBOR interest rate component of $400.0 of our borrowings for a period of three years. Our interest rate cap agreements qualify as cash flow hedges, the effect of which is described below.

In the normal course of business we are exposed to market risk from the effect of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries’ results of operations and financial condition. A significant portion of our risk is associated with foreign exchange rate fluctuations of the euro. During the fourth quarter of 2002, we ceased our practice of purchasing foreign currency option and forward contracts to minimize the effect of fluctuating foreign currencies on our foreign subsidiaries’ earnings and certain foreign currency denominated assets and liabilities. However, we hedge significant known transactional exposures. Accordingly, gains and losses on derivative instruments are comprised of different instruments in 2002 and 2001 when compared with 2003.

As a matter of policy, we do not speculate in financial markets and, therefore, we do not hold financial instruments for trading purposes. We continually monitor foreign currency risk and our use of derivative instruments.

As of June 30, 2003 and 2002, we did not hold any forward or option contracts.

Quantitative disclosures of derivative instruments

Cash Flow Hedges—For 2003, the fair value of our interest rate cap decreased, resulting in a loss of $(1.4), net of deferred taxes of $0.8. For 2001, changes in the spot value of the foreign currencies associated with option contracts designated and qualifying as cash flow hedges of forecasted royalty payments amounted to a gain of $0.8, net of deferred taxes of $0.5. These changes are reported in accumulated other comprehensive (loss) income, which is included in stockholders’ equity on the balance sheets. The gains and losses are deferred until the underlying transaction is recognized in earnings.

The ineffective portion of the change in market value of our foreign currency option contracts, specifically the time-value component of $(0.4) and $(1.7), was recognized as a loss in other (expense) income, net on the income statements for 2002 and 2001, respectively. As of June 30, 2003, the fair value of our interest rate cap was $0.1. There were no cash flow hedges discontinued during the 12-month periods ended June 30, 2003, 2002 or 2001.

Other Derivatives—For 2002 and 2001, changes in the spot value of the foreign currencies and contract settlements associated with option and forward contracts amounted to a loss of $(4.6) and a gain of $5.9, respectively. These changes are reported in gain (loss) on foreign exchange, which is included in other (expense) income, net on the income statements. This effect would generally be offset by the translation of the assets, liabilities and future operating cash flows being hedged.

Note 8      Pension plans and other postretirement benefits

Pension and other benefits

Assumptions used to determine pension costs and projected benefit obligations are as follows:

	U.S. plans

	2003	2002	2001

Discount rate	6.25%	7.25%	7.25%
Compensation increase rate	4.50%	5.00%	5.00%
Long-term rate of return on plan assets	9.25%	9.75%	9.75%

International plans

	2003	2002	2001

Discount rate	5-9%	6-10%	5-16%
Compensation increase rate	2-6%	3-8%	2-14%
Long-term rate of return on plan assets	5-9%	6-11%	5-17%

Components of net periodic pension (benefit) cost are as follows:

	Pension benefits

	2003	2002	2001

Service cost	$16.2	$16.4	$15.4
Interest cost	47.0	44.2	45.1
Expected return on plan assets	(80.5)	(84.7)	(83.4)
Amortization	(0.8)	(1.0)	(4.6)
Recognized actuarial gain	(1.9)	(8.4)	(14.2)
Curtailments, settlements and other items	1.6	(1.3)	-

Net periodic pension (benefit) cost	$(18.4)	$(34.8)	$(41.7)

We provide medical and dental benefits to U.S. retired employees and their dependents. Substantially all of our U.S. employees, excluding Books Are Fun and Reiman employees, become eligible for these benefits when they meet minimum age and service requirements. We have the right to modify or terminate these unfunded benefits. Discount rates of 6.25% for 2003 and 7.25% for both 2002 and 2001 were used in determining the accumulated postretirement benefits liability.

Components of postretirement benefit cost are as follows:

	Other benefits

	2003	2002	2001

Service cost	$0.9	$0.9	$0.9
Interest cost	5.0	4.1	4.1
Amortization	(0.5)	(0.5)	(0.6)
Recognized actuarial gain	(2.2)	(3.4)	(4.0)
Curtailments, settlements and other items	-	(0.8)	-

Postretirement benefit cost	$3.2	$0.3	$0.4

A reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

	Pension benefits		Other benefits

	2003	2002	2003	2002

Change in benefit obligation:
Benefit obligation at beginning of year	$709.1	$672.0	$72.1	$59.5
Service cost	16.2	16.4	0.9	0.9
Interest cost	47.0	44.2	5.0	4.1
Actuarial loss	36.9	19.8	32.1	13.0
Plan amendments	(0.3)	0.3	(1.2)	-
Exchange rate changes	20.3	13.8	0.2	-
Settlements/curtailments/termination benefits	(7.7)	(1.5)	-	(0.4)
Benefits paid	(56.3)	(57.3)	(6.0)	(5.0)
Other items	1.7	1.4	-	-

Benefit obligation at end of year	766.9	709.1	103.1	72.1

	Pension benefits		Other benefits

	2003	2002	2003	2002

Change in plan assets:
Fair value at beginning of year	836.9	846.4	-	-
Actual return on plan assets	(111.7)	31.6	-	-
Employer contribution	14.1	12.0	0.1	(0.7)
IRC section 401 (h) transfer	(5.9)	(5.7)	5.9	5.7
Exchange rate changes	16.9	12.4	-	-
Benefits paid	(56.3)	(57.3)	(6.0)	(5.0)
Other items	(8.8)	(2.5)	-	-

Fair value at end of year	685.2	836.9	-	-

Funded status	(81.7)	127.8	(103.1)	(72.1)
Unrecognized actuarial loss (gain)	285.3	46.1	4.4	(30.0)
Unrecognized transition (asset) obligation	(1.9)	(2.2)	0.6	0.6
Unrecognized prior service obligation benefit	(4.1)	(4.3)	(3.7)	(3.1)
Employer—fourth quarter contribution	2.1	1.2	-	-

Net amount recognized	$199.7	$168.6	$(101.8)	$(104.6)

During 2003 and 2002, in accordance with Internal Revenue Code section 401(h), we transferred $5.9 and $5.7, respectively, of excess pension assets to fund postretirement benefits.

Amounts recognized on the balance sheets are as follows:

	Pension benefits		Other benefits

	2003	2002	2003	2002

Other noncurrent assets	$278.4	$255.6	$-	$-
Noncurrent liabilities	(153.1)	(112.4)	(101.8)	(104.6)
Accumulated other comprehensive income	74.4	25.4	-	-

Net amount recognized	$199.7	$168.6	$(101.8)	$(104.6)

Balances of plans with projected and accumulated benefit obligations in excess of the fair value of plan assets are as follows:

	Plans with		Plans with
	projected benefit		accumulated
	obligations in		benefit obligations
	excess of		in excess of
	plan assets		plan assets

	2003	2002	2003	2002

Projected benefit obligation	$280.8	$265.4	N/A	N/A
Accumulated benefit obligation	N/A	N/A	$254.4	$228.5
Fair value of plan assets	$109.0	$142.7	$102.0	$126.0

Health care inflation and cost trend rates

The health care inflation assumption used to determine the postretirement benefits liability was 13.0% for 2003 and 6.5% for 2002. The assumption decreases gradually to 5.0% by fiscal 2014 and remains at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components by $0.6 and the postretirement benefit obligation by $10.1. A one-percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components by $(0.5) and the postretirement benefit obligation by $(8.7).

Note 9      Employee equity compensation plans

We maintain several employee compensation plans relating to stock or stock-based awards, including stock options, restricted stock, stock appreciation rights, phantom stock and phantom stock options.

As discussed in Note 1, Organization and Summary of Significant Accounting Policies, we have adopted the disclosure provisions of SFAS No. 123 and SFAS No. 148 and, as permitted by those statements, have continued to measure compensation cost using the intrinsic value method under APB No. 25.

SFAS No. 123 requires disclosure of pro forma net income and earnings per share as if the fair-value-based method had been applied in measuring compensation cost for stock-based awards granted after 1995. Such disclosure is included in Note 1, Organization and Summary of Significant Accounting Policies.

The weighted average fair values of options granted in 2003, 2002 and 2001 were $4.85, $7.30 and $14.90, respectively.

The fair values of the options granted were estimated on the date of their grant using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2003	2002	2001

Risk-free interest rate	2.9%	4.3%	6.0%
Expected life	4.1 years	4.1 years	4.2 years
Expected volatility	39.3%	39.5%	38.6%
Expected dividend yield	1.7%	1.2%	0.9%

The following table summarizes information about stock options outstanding at June 30, 2003:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Options	Contractual	Exercise	Options	Exercise
Range of Exercise Prices	(000’s)	Life (yrs.)	Price	(000’s)	Price

$10.94-$18.97	3,149	7.67	$17.05	1,190	$18.95
$20.59-$28.84	4,039	6.50	$22.94	2,424	$23.81
$30.00-$39.75	1,558	6.19	$32.23	1,205	$32.18
$41.29-$47.31	3,391	4.68	$42.41	2,477	$42.54
$50.94-$50.94	30	2.39	$50.94	30	$50.94

	12,167	6.25	$28.10	7,326	$30.84

Changes in outstanding options are as follows:

		Weighted
	Options	Average
	(000’s)	Exercise Price

Outstanding at June 30, 2000	9,987	$31.99
Granted	2,526	$40.72
Exercised	(549)	$22.77
Canceled	(905)	$38.86

Outstanding at June 30, 2001	11,059	$33.95
Granted	2,577	$21.52
Exercised	(230)	$19.87
Canceled	(1,676)	$36.68

Outstanding at June 30, 2002	11,730	$30.97
Granted	2,018	$15.82
Exercised	-	-

Canceled	(1,581)	$34.01

		Weighted
	Options	Average
	(000’s)	Exercise Price

Outstanding at June 30, 2003	12,167	$28.10

Options exercisable at June 30, 2003	7,326	$30.84

Options available for grant at June 30, 2003	7,052

1994 and 2002 Key Employee Long Term Incentive Plans (the plans)

The Plans provide that the Compensation and Nominating Committee of the Board of Directors (the committee) may grant stock options, stock appreciation rights, restricted stock, deferred stock, performance units, performance shares and other stock-based awards to eligible employees. The committee may grant awards up to a maximum of 17,300,000 underlying shares of Common Stock under the 1994 Plan and 4,500,000 underlying shares under the 2002 Plan.

Under the Plans, stock options have been granted with exercise prices not less than the fair market value of our Common Stock at the time of the grant, with an exercise term (as determined by the committee) not to exceed 10 years. The committee determines the vesting period for our stock options. Generally, such stock options become exercisable over four years.

Restricted Stock—Restricted stock are shares of Common Stock that are subject to restrictions on transfer that lapse upon the fulfillment of specified conditions. The market value of restricted stock awards on the date of grant is recorded as a reduction of capital stock on the balance sheets and is amortized ratably over the term of the restriction period, typically ranging from three to four years. Amortization expense of restricted stock amounted to $(5.5), $(2.4) and $(0.7) for 2003, 2002 and 2001, respectively. During 2003, we granted 958,080 shares of restricted stock to employees (297,622 shares of restricted stock were granted during 2002).

Deferred Stock—Outside the United States, we offer deferred stock, which are rights to receive shares of Common Stock upon the fulfillment of specified conditions, to certain employees. Deferred stock is similar to restricted stock in all respects, except that deferred stock is issued to the employee at the completion of the vesting period. We recognized expense of $(0.7) and $(0.3) in 2003 and 2002, respectively, related to these awards. During 2003 and 2002, we granted 164,163 shares of deferred stock and 60,712 shares of deferred stock, respectively.

Performance Shares—The committee awards phantom shares that give the recipients the right to receive cash equal to the value of shares of Common Stock that are earned if specific performance goals are achieved during a specific performance period. Compensation cost related to performance shares is based on management’s best estimate as to whether or not the performance criteria will be satisfied and the market price of our shares on the date of the financial statements. This amount is recognized ratably over the performance period. Adjustments based on changes in our estimate of whether the performance criteria will be satisfied and changes in the market value of our shares are recorded in the period in which the change occurs. The awards relating to the two outstanding three-year performance periods (2001–2003 and 2002–2004) were canceled and replaced with an award relating to a two-year performance period (2003–2004) and a transitional award relating to operating performance for fiscal 2003. We have recorded $(1.8) as expense during 2003 ($(1.4) as expense during both

2002 and 2001) for these awards. We expect to distribute in fiscal 2004 $2.8 related to the transitional awards. In 2003, we distributed $1.1 relating to the 2000–2002 performance period ($7.8 was distributed in 2002 relating to the 1999–2001 performance period).

Employee stock purchase plans

Under the U.S. Employee Stock Purchase Plan (ESPP), we are authorized to issue up to 2,650,000 shares of Common Stock (330,000 shares per annum), principally to our full-time employees in the United States, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose every six months to have up to 10% of their annual base earnings withheld to purchase Common Stock. The purchase price of the shares is 85% of the lower of the fair market values of the Common Stock on the first and last days of the six-month purchase period. In 2003, 2002 and 2001 approximately 28%, 32% and 38% of eligible employees participated in the ESPP, respectively.

Several of our international subsidiaries have employee stock purchase plans (international ESPP) under which we are authorized to issue up to 500,000 shares of Common Stock to our full-time employees. The terms of the international ESPP in most locations are essentially the same as the ESPP.

Under the ESPP and the international ESPP, employees purchased 256,870 shares in 2003, 216,121 shares in 2002, and 176,592 shares in 2001.

The calculation of the fair value of these shares using the Black-Scholes option-pricing model assumes that options were issued to employees on the first day of the purchase period. The weighted average fair values of these assumed options granted in 2003, 2002 and 2001 were $4.31, $6.50 and $9.79, respectively.

These fair values were estimated using the following assumptions:

	2003	2002	2001

Risk-free interest rate	1.5%	2.8%	6.0%
Expected life	0.5 years	0.5 years	0.5 years
Expected volatility	35.6%	35.5%	31.8%
Expected dividend yield	1.7%	1.2%	0.9%

Other compensation plans

Employee Ownership Plan and 401(k) Partnership (the 401(k) plan)— The 401(k) plan consists of both a profit sharing plan and a savings plan under section 401(k) of the Internal Revenue Code. The savings plan component allows employees to make pre-tax contributions to their accounts, which may be invested in specified investment alternatives. We may match employee contributions to the extent determined by our Board of Directors. The matching contributions vest 20% per annum over a five-year period. Our contributions to the 401(k) plan, including matching contributions, were $5.0, $5.0 and $10.8 for 2003, 2002 and 2001, respectively.

Share Incentive Plan—One of our international subsidiaries has a Share Incentive Plan. Under this program, all regular full-time employees of the respective business unit are eligible to receive Common Stock for services rendered. Our contributions to this plan were $0.2 in 2003.

Note 10 Income taxes

Income before provision for income taxes is as follows:

	2003	2002	2001

United States	$89.1	$47.9	$70.4
International	11.3	92.7	117.4

Income before income taxes	$100.4	$140.6	$187.8

Components of the provision (benefit) for income taxes are as follows:

	2003	2002	2001

Current
Federal	$(3.3)	$(16.9)	$(4.4)
State and local	0.4	(2.4)	3.9
International	18.4	35.1	51.3

Total current	15.5	15.8	50.8

Deferred
Federal	28.7	25.5	4.7
State and local	1.9	9.6	1.1
International	(7.0)	(1.5)	(0.9)

Total deferred	23.6	33.6	4.9

Provision for income taxes	$39.1	$49.4	$55.7

A reconciliation between the statutory U.S. federal income tax rate and the effective income tax rate is as follows:

	2003	2002	2001

U.S. statutory tax rate	35.0%	35.0%	35.0%
International operations	4.1	(2.5)	(1.8)
State taxes, net	1.3	3.3	1.7
Tax benefit from disposition of assets	-	-	(3.9)
Nondeductible goodwill	-	-	3.2
Changes in valuation allowance	(2.1)	-	(3.5)
Other operating items, net	2.5	0.3	(0.1)
Other, net	(1.9)	(1.0)	(0.9)

Effective tax rate	38.9%	35.1%	29.7%

Included in the rate reconciliation as part of international operations is an increase in the valuation allowance of approximately $2.2 relating to net operating losses overseas.

Components of deferred tax assets and liabilities are as follows:

	2003	2002

Deferred compensation and other employee benefits	$19.5	$13.2
Accounts receivable and other allowances	41.6	56.2
Net operating loss carryforwards	15.2	12.2
Other operating items, net	12.2	17.4
Tax credit carryforwards	27.3	43.8
Other, net	3.6	26.9

Gross deferred tax assets	119.4	169.7
Valuation allowance	(6.9)	(11.0)

Total net assets	112.5	158.7

Deferred compensation and other employee benefits	8.3	6.7
Unrealized gain on investments	-	2.0
Deferred promotion	20.6	41.2
Other, net	17.0	11.6

Total net liabilities	45.9	61.5

Net deferred taxes	$66.6	$97.2

Balance sheet classifications of deferred tax assets and liabilities are as follows:

	2003	2002

Prepaid expenses and other current assets	$44.4	$29.5
Other noncurrent assets	64.4	79.3
Other current liabilities	(14.8)	(3.1)
Other noncurrent liabilities	(27.4)	(8.5)

Net deferred taxes	$66.6	$97.2

We have concluded that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

Net operating loss carryforwards of $55.0 at June 30, 2003, are available to reduce future tax obligations of certain foreign subsidiaries in a number of jurisdictions with various expiration dates, some of which are indefinite. In addition, foreign tax credit carryforwards amounting to $19.4 and alternative minimum tax credit carryforwards of $7.9 are available as of June 30, 2003. Foreign tax credit carryforwards have various expiration dates through 2007; alternative minimum tax credit carryforwards have an indefinite life.

Net operating loss carryforwards and their valuation allowance of approximately $14.0 that are associated with discontinued operations in several countries have been written off.

Approximately $17.3 of deferred tax benefit is included as a component of stockholders’ equity.

Deferred federal income taxes have not been provided on undistributed earnings of foreign subsidiaries because we do not anticipate those undistributed earnings will be remitted in the foreseeable future. Determination of the deferred tax liability related to our investments in foreign subsidiaries is not practicable.

Note 11      Debt

Credit agreements

Prior to July 27, 2001, we were a party to a Competitive Advance and Revolving Credit Facility Agreement, as amended (the 1996 Credit Agreement), which provided for bank borrowings of up to $300.0. On July 27, 2001, we entered into a Five-Year Revolving Credit and Competitive Advance Facility Agreement and a 364-Day Revolving Credit and Competitive Advance Facility Agreement (the 2001 Credit Agreements), each of which allowed for up to $192.5 in aggregate principal amount of bank borrowings.

Interest under the 2001 Credit Agreements was based on several pricing options that varied based upon our credit rating. Borrowings from these facilities were allowed to be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup. Non-financial covenants included restrictions on our ability to incur additional debt for money borrowed, create liens and guarantee indebtedness. The financial covenants included minimum interest coverage and maximum leverage ratios.

On May 20, 2002, we entered into a $950.0 Term Loan Agreement with a syndicate of banks and other financial institutions, and we amended and restated the Five-Year Revolving Credit and Competitive Advance Facility Agreement to conform it to the Term Loan Agreement (the Term Loan and the Revolving Credit Facility are collectively referred to as the 2002 Credit Agreements); we also terminated the 364-Day Revolving Credit and Competitive Advance Facility Agreement. Proceeds from the Term Loan Agreement were used to finance the Reiman acquisition purchase price and pay related financing and transaction costs, to finance our recapitalization transactions (See Note 12, Capital Stock) and to refinance obligations under the 2001 Credit Agreements. Borrowings under the Five-Year Revolving Credit and Competitive Advance Facility Agreement may be used for general corporate purposes, including acquisitions, share repurchases and commercial paper backup.

Borrowings under the 2002 Credit Agreements bear interest at either LIBOR plus a spread based upon our credit rating at the time the rate is established, or the Alternate Base Rate, as defined in the Term Loan Agreement. The interest rate is required to be reset from time to time for periods of up to six months. Borrowings under the 2002 Credit Agreements are secured by substantially all of our assets and are subject to various covenants. Non-financial covenants include limitations on: additional debt for money borrowed and related guarantees; acquisitions; mergers and asset transfers; share repurchases; liens; and dividend payments. Financial covenants include minimum interest and fixed charge coverage, maximum leverage ratios and limitations on annual capital expenditures.

In the fourth quarter of 2003, we amended the 2002 Credit Agreements. The terms of the amendment included modifications to ease the leverage covenant (which specifies the maximum ratio of debt to EBITDA) and to exclude the impact of certain cash restructuring charges from the calculation of EBITDA in 2003 and 2004. The amendment also increased the interest rate we pay on outstanding borrowings by up to 50 basis points based upon our credit rating at June 30, 2003.

The Term Loan Agreement requires quarterly principal repayments with the final payment due in fiscal 2008. Total payments required during that period are as follows:

2004	30.6
2005	54.5
2006	78.5
2007	75.3
2008	626.4

Total	$865.3

In the second quarter of 2002, we filed a shelf registration statement with the Securities and Exchange Commission allowing us to issue up to $500.0 of public debt securities. As of June 30, 2003, no securities had been issued under the registration statement.

At June 30, 2003, we had borrowings of $866.0 outstanding, of which $31.3 is classified as short-term debt and included in loans and notes payable on our balance sheets. The average interest rate on borrowings was 4.0% for 2003. In 2002, we had total borrowings of $950.7 outstanding and the weighted average interest rate for these borrowings was 3.8%. The carrying amount of the borrowings approximated fair value at June 30, 2003 and 2002.

Lines of credit

International lines of credit and overdraft facilities totaled $36.9 at June 30, 2003, and $32.0 at June 30, 2002, of which no amounts were outstanding at these respective dates. These lines of credit are renewed annually.

Note 12      Capital stock

Capital stock and treasury stock consist of the following as of June 30:

	2003	2002

First preferred stock, par value $1.00 per share; authorized 40,000 shares; issued and outstanding 29,720 shares	$3.0	$3.0
Second preferred stock, par value $1.00 per share; authorized 120,000 shares; issued and outstanding 103,720 shares	10.3	10.3
Third subordinated preferred stock, par value $1.00 per share; authorized 230,000 shares; issued and outstanding 155,022 shares	15.5	15.5
Preference stock, par value $0.01 per share; authorized 25,000,000 shares; issued and outstanding none	-	-

Total preferred stock	28.8	28.8

Common Stock, par value $0.01 per share; authorized 200,000,000 shares; issued 145,922,062 shares in 2003.	1.5	-
Class A Nonvoting Common Stock, par value $0.01 per share; authorized 200,000,000 shares; issued 119,428,472 shares in 2002.	-	1.2
Class B Voting Common Stock, par value $0.01 per share; authorized 25,000,000 shares; issued 21,716,057 shares in 2002.	-	0.2

Total Common Stock	1.5	1.4
Unamortized restricted stock	(12.7)	(4.7)

Total capital stock	$17.6	$25.5

	2003	2002

Common Stock in treasury, at cost
Common Stock: 47,743,830 in 2003.	$(1,024.7)	$-
Class A shares: 32,337,230 in 2002	-	(709.8)
Class B shares: 9,283,893 in 2002.	-	(239.9)

Total Common Stock in treasury, at cost	$(1,024.7)	$(949.7)

All shares of preferred stock have a preference in liquidation of $100.00 per share. The difference between the aggregate par value and liquidation preference has been appropriated from retained earnings and is shown as part of the value of preferred stock. At our option and at any time, all preferred stock is redeemable at $105.00 per share plus accrued dividends. The terms of the first preferred stock and the second preferred stock provide for annual cumulative dividends of $4.00 per share. The terms of the third subordinated preferred stock provide for annual cumulative dividends of $5.00 per share.

Recapitalization agreement

On October 15, 2002, we entered into a revised agreement with the DeWitt Wallace-Reader’s Digest Fund, Inc. and the Lila Wallace-Reader’s Digest Fund, Inc. (the Funds) providing for a series of actions that resulted in all shares of our Class B Voting Common Stock (Class B Stock)

and Class A Nonvoting Common Stock (Class A Stock) being recapitalized into a single class of Common Stock with one vote per share. The October 15, 2002 recapitalization agreement replaced the recapitalization agreement that we entered into with the Funds on April 12, 2002. The transactions contemplated by the October recapitalization agreement were completed on December 13, 2002. As a result:

• We repurchased approximately 4.6 million shares of Class B Stock from the Funds for $100.0 in cash in the aggregate;

• Each share of Class A Stock was recapitalized into one share of Common Stock having one vote per share;

• Each remaining share of Class B Stock was recapitalized into 1.22 shares of Common Stock;

• We amended our charter to, among other things, reflect the reclassification of the stock, divide our board of directors into three classes and eliminate action by written consent of our stockholders; and

• We reclassified as long-term debt the $100.0 borrowed under the Term Loan Agreement on May 20, 2002 to repurchase stock. On June 30, 2002, the $100.0 was classified as short-term debt pending completion of the recapitalization transactions.

Four legal actions were commenced against us, our directors and the Funds challenging the original recapitalization transaction announced in April 2002. Three of the four actions were purported class actions; the fourth action was brought by individual stockholders. The parties in two of the three class actions, which were brought on behalf of holders of Class B Stock, entered into a memorandum of understanding setting forth agreements in principle, subject to court approval, with respect to the settlement of those actions. The third class action, which was brought on behalf of holders of Class A Stock, was dismissed with prejudice by the Court of Chancery of the State of Delaware pursuant to a comprehensive settlement agreement that was approved by the Court of Chancery on February 12, 2003. The fourth action was voluntarily dismissed.

Share repurchase authorization

As of June 30, 2003, under various share repurchase authorizations (announced during 2000, 2001 and 2002), we have repurchased 8.6 million shares of our Class A Nonvoting Common Stock for approximately $231.7 (no shares during 2003, 3.6 million shares totaling $64.1 during 2002 and 1.0 million shares totaling $34.1 during 2001). As of June 30, 2003, we had $186.0 remaining under a $250.0 share repurchase authorization announced in May 2001. Under the 2002 Credit Agreements, we are prohibited from repurchasing our Common Stock until our credit ratings are investment grade (see Note 11, Debt).

In addition, we repurchased 4.6 million shares for approximately $100.0, plus capitalizable acquisition costs of $1.7, on December 13, 2002, in connection with the recapitalization transactions.

Note 13      Commitments and contingencies

General litigation

We are a defendant in lawsuits and claims arising in the regular course of business. Based on the opinions of management and counsel on such matters, recoveries, if any, by plaintiffs and claimants (net of reserves established) would not significantly affect our financial position or our results of operations.

Supply and service agreements

We maintain several long-term agreements with vendors primarily for the purchase of paper, printing and fulfillment services. These agreements expire at various times through fiscal 2008.

In the normal course of business, we enter into long-term arrangements with suppliers for raw materials and merchandise and with other parties whose recordings or works we use in our products. These arrangements may contain minimum purchase requirements. We enter into these agreements to facilitate an adequate supply of materials and to enable us to develop better products for sale to our customers.

Sale and leaseback

During 1999, we sold and leased back a portion of our operating facility in the United Kingdom. The gain is being amortized on a straight-line basis over the term of the lease as a reduction in lease expense.

Lease obligations

We occupy certain facilities under lease arrangements and lease certain equipment.

Rental expense and sublease income are as follows:

	2003	2002	2001

Rental expense	$19.5	$18.9	$17.1
Sublease income	(5.0)	(4.9)	(2.6)

Net rental expense	$14.5	$14.0	$14.5

Future minimum rental commitments, net of sublease income, for noncancelable operating leases for the next five fiscal years and thereafter are as follows:

	Minimum	Minimum
	Rental	Sublease
	Payments	Income	Net

2004	$16.9	$(5.2)	$11.7
2005	$13.9	$(5.1)	$8.8
2006	$12.0	$(5.0)	$7.0
2007	$11.3	$(4.8)	$6.5
2008	$10.9	$(4.8)	$6.1
Later years	$57.2	$(21.5)	$35.7

Note 14      Segments

During the fourth quarter of 2003 we modified our operating segments to reflect our new internal management organization. The three operating segments are Reader’s Digest North America, Consumer Business Services and International Businesses. We have restated operating segment results of operations for prior periods to conform to our new operating segments. Additionally, we separately report Corporate Unallocated expenses, which include the cost of governance, such as our internal audit, legal, tax and treasury departments, corporate financial management and other corporate functions that benefit the entire organization. In addition, this item also captures the income and expenses associated with our U.S. pension plans and retiree healthcare benefits, and executive compensation programs. The new organization structure is designed to combine related businesses and to facilitate efforts in leveraging best practices to significantly reduce overhead and operating costs. In addition, our new internal management and reporting structure provides greater transparency to our operating results.

Operating segments are based on our method of internal reporting and each operating segment is a strategic business unit that is managed separately and whose results are regularly reviewed by the chief operating decision maker. Consequently, revenues are presented on a third-party arm’s-length basis. Revenues and expenses attributable to intercompany transactions are eliminated (under the intercompany eliminations caption below) to reconcile our operating segment amounts to consolidated amounts, as reported in our income statements. Accounting policies of our segments are the same as those described in Note 1, Organization and Summary of Significant Accounting Policies.

Reader’s Digest North America

This segment comprises our operations in the United States and Canada that:

•  Publish and market (primarily through direct marketing) Reader’s Digest magazine and several special interest magazines;

•  Publish and market (primarily through direct marketing) the magazines and books of, and operate the complementary businesses of, Reiman Media Group, Inc., which we acquired on May 20, 2002; and

•  Publish and market (primarily through direct marketing) Books and Home Entertainment products, which include Select Editions, series and general books, and music and video products related to some or all of the following affinities: reading, home and health, and entertainment.

All of these businesses have a common focus on the direct marketing aspect of new customer acquisition at a minimal cost. The performance of Reader’s Digest magazine and our special interest magazines is driven primarily by circulation revenues and, to a lesser extent, by advertising sales. The publications of Reiman Media Group have minimal advertising revenues, and accordingly, circulation is the primary driver of performance in this business. The results of our Books and Home Entertainment business are driven by its universe of active promotable customers, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

Consumer Business Services

This segment comprises our operations that:

•  Sell books and gift items by display marketing products on-site through independent sales representatives at schools and businesses through Books Are Fun, Ltd. in the United States and Canada;

•  Sell our magazines and other publishers’ magazines and other products through youth fundraising campaigns of QSP, Inc. in the United States and Quality Service Programs Inc. in Canada;

•  Publish and market (primarily through retail channels as well as through Books Are Fun, Ltd. and QSP, Inc.) Books and Home Entertainment products of Young Families and Children’s Publishing;

•  Promote our financial services marketing alliances in the United States and Canada; and

•  Sold gifts and other merchandise through Gifts.com, Inc. (including Good Catalog Company), which ceased operations in 2002.

The primary focus of the Consumer Business Services segment is to grow revenues by selling products through non-direct marketing channels. The larger businesses in this segment are focused on expanding their sales forces, thereby increasing coverage of markets each serves. The performance of these businesses is driven by product selection, the number of accounts or events held, and the average sales per account or event.

International businesses

This segment comprises our operations outside of the United States and Canada that:

•  Publish and market (primarily through direct marketing) Books and Home Entertainment products (described above), Reader’s Digest magazine in numerous editions and languages, and several special interest magazines; and

•  Establish and develop the operations of our financial services marketing alliances and other new business development initiatives, including the introduction of display marketing.

The performance of these businesses is driven by similar factors to those in the Reader’s Digest North America segment except that results are more susceptible to changes in local market conditions due to the number of countries in which we operate. The results for Reader’s Digest magazine in international markets are driven principally by circulation and secondarily by advertising revenues. The results of our Books and Home Entertainment products in these markets is driven by the universe of active promotable customers, the response rates to its promotional mailings, customer payment rates and membership in our continuity series business.

We evaluate performance and allocate resources based on operating income from continuing operations excluding other operating items. Identifiable assets by segment are those assets that are used in the operations of that business. Corporate assets consist primarily of cash and cash equivalents, certain prepaid expenses, marketable securities, certain pension assets, certain fixed assets and certain other current assets. Sales are attributed to countries based on selling location. Long-lived assets are principally composed of: property, plant and equipment, net; intangible assets, net; and prepaid pension benefits.

Operating segment financial information

	Years ended June 30,

	2003	2002	2001

Revenues
Reader’s Digest North America	$854.4	$649.0	$777.3
Consumer Business Services	640.8	668.1	644.9
International Businesses	1,007.8	1,077.5	1,117.6
Intercompany eliminations	(28.1)	(26.0)	(21.6)

Total revenues	$2,474.9	$2,368.6	$2,518.2

Operating profit (loss)
Reader’s Digest North America	$60.6	$(2.2)	$40.2
Consumer Business Services	90.6	88.4	70.9
International Businesses	49.1	106.3	139.1
Corporate Unallocated	(21.4)	(8.1)	(2.8)
Other operating items, net[1]	(39.8)	(26.7)	(18.4)

Total operating profit	$139.1	$157.7	$229.0

Intercompany eliminations
Reader’s Digest North America	$(1.2)	$(4.4)	$(2.2)
Consumer Business Services	(23.5)	(15.3)	(10.3)
International Businesses	(3.4)	(6.3)	(9.1)

Total intercompany eliminations	$(28.1)	$(26.0)	$(21.6)

Identifiable assets
Reader’s Digest North America	$1,185.2	$1,401.8	$342.1
Consumer Business Services	535.9	521.8	534.6
International Businesses	472.7	469.9	405.8
Corporate	405.7	298.4	382.7

Total identifiable assets	$2,599.5	$2,691.9	$1,665.2

(1) Other operating items, net in 2003 related to: 13% to Reader’s Digest North America, 6% to Consumer Business Services, 64% to International Businesses and 17% to corporate departments that benefit the entire organization. In 2002, these items related to: 22% to Reader’s Digest North America, 27% to Consumer Business Services, 16% to International Businesses and 35% to corporate departments that benefit the entire organization. Excluding adjustments of $10 related to a favorable tax settlement, other operating items, net in 2001 related to: 56% to Reader’s Digest North America, 39% to International Businesses and 5% to corporate departments that benefit the entire organization.

	Years ended June 30,

	2003	2002	2001

Depreciation, amortization and asset impairments
Reader’s Digest North America	$40.9	$10.2	$14.6
Consumer Business Services	11.6	12.0	29.2
International Businesses	9.5	10.1	11.2
Corporate	5.9	15.3	8.4

Total depreciation, amortization and asset impairments	$67.9	$47.6	$63.4

Capital expenditures
Reader’s Digest North America	$2.5	$3.1	$4.9
Consumer Business Services	1.2	2.7	4.1
International Businesses	5.1	6.1	8.1
Corporate	6.9	12.7	26.4

Total capital expenditures	$15.7	$24.6	$43.5

The following table presents our consolidated net revenues by product:

	Years ended June 30,

	2003	2002	2001

Revenues
Books	$1,081.7	$1,063.6	$1,111.5
Magazines—subscription and other	750.1	610.1	635.2
Magazines—advertising	151.0	151.4	161.2
Music and videos	254.9	320.7	401.9
Food and gift	155.5	165.3	171.3
Fees from financial services marketing alliances	13.2	20.8	11.3
Other	68.5	36.7	25.8

Total revenues	$2,474.9	$2,368.6	$2,518.2

Information about geographic areas is as follows:

	Years ended June 30,

	2003	2002	2001

Revenues
United States	$1,351.8	$1,176.7	$1,280.9
International	1,124.6	1,196.3	1,240.7
Inter-area	(1.5)	(4.4)	(3.4)

Total revenues	$2,474.9	$2,368.6	$2,518.2

	Years ended June 30,

	2003	2002	2001

Revenues inter-area
United States	$(0.1)	$(2.8)	$(1.8)
International	(1.4)	(1.6)	(1.6)

Total revenues inter-area	$(1.5)	$(4.4)	$(3.4)

Long-lived assets
United States	$1,633.3	$1,646.6	$688.4
International	113.5	107.2	102.5

Total long-lived assets	$1,746.8	$1,753.8	$790.9

Independent auditors’ report

The Stockholders and Board of Directors

The Reader’s Digest Association, Inc.

We have audited the accompanying consolidated balance sheets of The Reader’s Digest Association, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Reader’s Digest Association, Inc. and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
New York, New York
July 25, 2003

Report of management

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in accordance with generally accepted accounting principles; certain estimates and judgments were applied as required. Financial information in this Annual Report is consistent with that in the financial statements.

We are responsible for maintaining a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The system of internal safeguards is characterized by a control-oriented environment that includes written policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors.

In accordance with the requirements of the recently signed Sarbanes-Oxley Act of 2002, we have filed our written certifications with the Securities and Exchange Commission. The certifications have been filed as exhibits to our Form 10-K for the fiscal year ended June 30, 2003.

KPMG LLP, independent auditors, have audited and reported on our consolidated financial statements. Their report is presented herein.

The Audit Committee of the Board, composed of non-management directors, meets periodically with KPMG LLP, the company’s internal auditors and management representatives to review internal accounting control, auditing and financial reporting matters. Both KPMG LLP and the internal auditors have unrestricted access to the Audit Committee and may meet with the committee with or without management present.

Thomas O. Ryder
Chairman of the Board and
Chief Executive Officer

Michael S. Geltzeiler
Senior Vice President
and Chief Financial Officer

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated condensed statements of income
Three-month and six-month periods ended
December 31, 2003 and 2002
(unaudited)

	Three-month period		Six-month period
	ended December 31,		ended December 31,

(In millions, except per share data)	2003	2002	2003	2002

Revenues	$796.4	$830.6	$1,291.1	$1,347.7
Product, distribution and editorial expenses	(310.1)	(313.2)	(518.4)	(529.1)
Promotion, marketing and administrative expenses	(363.3)	(370.8)	(663.1)	(672.8)
Other operating items, net	(9.1)	-	(9.1)	2.8

Operating profit	113.9	146.6	100.5	148.6
Other expense, net	(10.0)	(13.1)	(17.6)	(23.2)

Income before provision for income taxes	103.9	133.5	82.9	125.4
Provision for income taxes	(37.4)	(49.3)	(29.8)	(46.4)

Net income	$66.5	$84.2	$53.1	$79.0

Basic earnings per share:
Weighted average common shares outstanding	97.0	98.9	97.0	99.1

Basic earnings per share	$0.68	$0.85	$0.54	$0.79

Diluted earnings per share:
Adjusted weighted average common shares outstanding	99.3	100.0	99.1	100.2

Diluted earnings per share	$0.67	$0.84	$0.53	$0.78

Dividends per common share	$0.05	$0.05	$0.10	$0.10

See accompanying notes to consolidated condensed financial statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated condensed balance sheets
As of December 31, 2003 and June 30, 2003
(unaudited)

	December 31,	June 30,
(In millions)	2003	2003

ASSETS
Cash and cash equivalents	$68.4	$51.3
Accounts receivable, net	343.4	256.5
Inventories	165.9	155.7
Prepaid and deferred promotion costs	134.0	132.7
Prepaid expenses and other current assets	161.3	191.8

Total current assets	873.0	788.0
Property, plant and equipment, net	162.8	162.5
Goodwill	1,009.6	1,009.4
Other intangible assets, net	194.1	212.3
Other noncurrent assets	411.6	427.3

Total assets	$2,651.1	$2,599.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Loans and notes payable	$40.8	$31.3
Accounts payable	113.2	97.5
Accrued expenses	293.7	281.4
Income taxes payable	20.6	36.5
Unearned revenue	454.8	414.8
Other current liabilities	20.8	19.7

Total current liabilities	943.9	881.2
Long-term debt	757.3	834.7
Unearned revenue	141.6	127.6
Other noncurrent liabilities	350.2	355.7

Total liabilities	2,193.0	2,199.2
Capital stock	12.5	17.6
Paid-in capital	209.5	215.0
Retained earnings	1,344.3	1,301.6
Accumulated other comprehensive (loss) income	(102.1)	(109.2)
Treasury stock, at cost	(1,006.1)	(1,024.7)

Total stockholders’ equity	458.1	400.3

Total liabilities and stockholders’ equity	$2,651.1	$2,599.5

See accompanying notes to consolidated condensed financial statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Consolidated condensed statements of cash flows
Six-month periods ended December 31, 2003 and 2002
(unaudited)

	Six-month period
	ended
	December 31,

(In millions)	2003	2002

Cash flows from operating activities
Net income	$53.1	$79.0
Depreciation and amortization	32.2	32.0
Asset impairments	0.5	-
Stock-based compensation	5.6	3.1
Net gain on marketable securities, the sales of certain assets and investments	(3.7)	(5.3)
Changes in current assets and liabilities, net of effects of acquisitions and dispositions Accounts receivable, net	(77.1)	(84.5)
Inventories	(6.6)	(9.1)
Unearned revenues	33.4	39.7
Accounts payable and accrued expenses	17.5	(13.2)
Other, net	19.7	24.8
Changes in noncurrent assets and liabilities, net of effects of acquisitions and dispositions	22.1	13.8

Net change in cash due to operating activities	96.7	80.3

Cash flows from investing activities
Proceeds from maturities and sales of short-term investments and marketable securities	0.8	3.2
Purchases of marketable securities, licensing agreements and other investments	(1.3)	(7.6)
Proceeds from other long-term investments	3.0	-
Proceeds from sales of property, plant and equipment	0.1	3.4
Capital expenditures	(8.5)	(6.6)

Net change in cash due to investing activities	(5.9)	(7.6)

Cash flows from financing activities
Repayments of term loan	(67.4)	(16.0)
(Repayments) proceeds from revolving credit and other facilities, net	(0.6)	15.6
Dividends paid	(10.3)	(10.6)
Common stock repurchased	-	(101.7)
Proceeds from employee stock purchase plan and exercise of stock options	1.4	1.8
Other, net	(0.1)	(0.5)

Net change in cash due to financing activities	(77.0)	(111.4)

Effect of exchange rate changes on cash	3.3	(0.9)

Net change in cash and cash equivalents	17.1	(39.6)
Cash and cash equivalents at beginning of period	51.3	107.6

Cash and cash equivalents at end of period	$68.4	$68.0

See accompanying notes to consolidated condensed financial statements.

The Reader’s Digest Association, Inc. and Subsidiaries

Notes to consolidated condensed financial statements
(In millions, except per share data)
(unaudited)

Unless indicated otherwise, references in Notes to Consolidated Condensed Financial Statements to “we,” “our” and “us” are to The Reader’s Digest Association, Inc. and its subsidiaries. All references to 2004, 2003 and 2002, unless otherwise indicated, are to fiscal 2004, fiscal 2003 and fiscal 2002, respectively. Our fiscal year is the period from July 1 through June 30.

(1) Basis of presentation and use of estimates

The accompanying consolidated condensed financial statements include the accounts of The Reader’s Digest Association, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. These statements and accompanying notes have not been audited but, in the opinion of management, have been prepared in conformity with accounting principles generally accepted in the United States applying certain assumptions and estimates, including all adjustments considered necessary to present such information fairly. All such adjustments are of a normal recurring nature. Although these estimates are based on management’s knowledge of current events and actions that we may undertake in the future, actual results may ultimately differ from those estimates.

We report on a fiscal year beginning July 1. The three-month periods ended December 31, 2003 and 2002 are the second fiscal quarters of 2004 and 2003, respectively. Operating results for any interim period are not necessarily indicative of the results for an entire year due to the seasonality of our business.

In some instances certain prior period amounts have been reclassified to conform to the current year presentation.

New accounting standards

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 established standards for classifying certain financial instruments that represent obligations yet also have characteristics similar to equity instruments. Specifically, SFAS No. 150 addresses the accounting for instruments such as mandatorily redeemable securities, certain option contracts and obligations to be settled in shares. In November 2003, the FASB indefinitely delayed the effective date of the classification and measurement provisions that relate to noncontrolling interests in limited life entities. We adopted SFAS No. 150 as of July 1, 2003. Adoption of this standard did not have a material impact on our operating results or financial position.

In December 2003, the FASB issued FASB Interpretation (FIN) No. 46R, a revision to FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. FIN No. 46 introduced a new consolidation model with respect to variable interest entities. The new model requires that the determination of control should be based on the potential variability in gains and losses of the variable interest entity being evaluated. The entity with the majority of the variability in gains and losses is deemed to control the variable interest entity and is required to consolidate it. FIN No. 46R revised the effective dates for different types of entities. FIN No. 46R must be applied to all entities considered special purpose entities for the period ending after December 15, 2003 (the second quarter of 2004 for us). However, FIN No. 46R is effective for the first reporting period that ends after March 15, 2004 (the third quarter of 2004 for us) for all other types of variable interest entities.

In December 2003, the FASB issued a revision to SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. The statement revises the financial statement disclosures required for pension and postretirement obligations. Additional disclosures include descriptions of plan assets and the investment strategy employed. In addition to these annual disclosures, SFAS No. 132 also requires interim disclosures such as the components of net periodic pension cost. The statement does not change the recognition or measurement of benefit plan obligations. The annual disclosure requirements are effective for fiscal years ending after December 15, 2003 (fiscal 2004 for us). The interim disclosure requirements are effective for interim periods beginning after December 15, 2003 (the third quarter of 2004 for us).

Adoption of FIN No. 46R and the revision to SFAS No. 132 will not have any impact on our operating results or financial position.

(2) Basic and diluted earnings per share

Basic earnings per share is computed by dividing net income less preferred stock dividend requirements by the weighted average number of common shares outstanding during the period. The preferred stock dividend requirements were $0.3 for each of the three-month periods ended December 31, 2003 and 2002 and $0.7 for each of the six-month periods ended December 31, 2003 and 2002.

Diluted earnings per share is computed in the same manner except that the weighted average number of common shares outstanding assumes the exercise and conversion of certain stock options and vesting of certain restricted stock. For the three-month periods ended December 31, 2003 and 2002, the assumed exercise, conversion and vesting were 2.3 million shares and 1.1 million shares, respectively. For the six-month periods ended December 31, 2003 and 2002, the assumed exercise, conversion and vesting was 2.2 million shares and 1.1 million shares, respectively.

In addition, options to purchase 11.4 million shares and 13.1 million shares were not included in the calculation of diluted earnings per share for the three-month periods ended December 31, 2003 and 2002, respectively, because the exercise price for these options exceeded the average market price during the period. Accordingly, the effect of including these options in the calculation of earnings per share would have been anti-dilutive for the three-month periods ended December 31, 2003 and 2002, respectively. For the six-month periods ended December 31, 2003 and 2002, 11.4 million shares and 11.1 million shares, respectively, were not included in the calculation of diluted earnings per share for this reason.

(3) Stock-based compensation

The table below shows our net income and also basic and diluted earnings per share as reported on our income statements for the respective periods and adjusts these amounts to include the pro forma impact of using the fair-value—based method to calculate stock compensation expense as prescribed under SFAS No. 123. The fair value of our options on the date of grant was calculated using the Black-Scholes option-pricing model. The pro forma stock compensation would result in additional expense of $(2.7) and $(5.6), net of tax, for the three- and six-month periods ended December 31, 2003, respectively. For the three- and six-month periods ended December 31, 2002, such amounts would be $(3.1) and $(6.6), net of tax, respectively.

	Three-month		Six-month
	period ended		period ended
	December 31,		December 31,

	2003	2002	2003	2002

Net income, as reported	$66.5	$84.2	$53.1	$79.0

Less: stock-based compensation expense determined using the fair value based method, net of tax	(2.7)	(3.1)	(5.6)	(6.6)

Net income, pro forma	$63.8	$81.1	$47.5	$72.4

Basic earnings per share, as reported	$0.68	$0.85	$0.54	$0.79

Basic earnings per share, pro forma	$0.65	$0.82	$0.48	$0.72

Diluted earnings per share, as reported	$0.67	$0.84	$0.53	$0.78

Diluted earnings per share, pro forma	$0.64	$0.81	$0.47	$0.72

For the three- and six-month periods ended December 31, 2003, $1.8 and $3.6, net of tax, respectively, of expenses related to restricted stock and other stock-based compensation plans are included in our reported net income and earnings per share amounts. For the three- and six-months periods ended December 31, 2002, those amounts were approximately $1.1 and $2.0, net of tax, respectively.

(4) Revenues and operating profit by reportable segment

We modified our reportable segments during the fourth quarter of 2003 to reflect our new internal management organization. The three reportable segments are Reader’s Digest North America, International Businesses and Consumer Business Services. We have restated segment results of operations for prior periods to conform to our new reportable segments.

Reportable segments are based on our method of internal reporting. We present our segment revenues as if the transactions were with third parties. Revenues and expenses attributable to intercompany transactions are eliminated (under the intercompany eliminations caption below) to reconcile our reportable segment amounts to consolidated amounts, as reported in our income statements. We separately report Corporate Unallocated expenses, which include the cost of governance and centrally managed expenses, as well as the accounting for U.S. pension plans, post-retirement healthcare costs, and executive compensation programs that are not allocated to the operating segments. Governance and centrally managed expenses include costs for departments such as corporate finance, general corporate management, investor relations, legal, public relations and treasury and for related information technology and facility costs incurred by these departments.

The accounting policies of our segments are the same as those described in Note 1 to the Consolidated Financial Statements included in our 2003 Annual Report to Stockholders.

	Three-month		Six-month
	period ended		period ended
	December 31,		December 31,

	2003	2002	2003	2002

Revenues
Reader’s Digest North America	$234.9	$233.7	$435.0	$441.9
International Businesses	275.5	291.1	491.3	519.9
Consumer Business Services	298.8	317.1	384.0	402.7
Intercompany eliminations	(12.8)	(11.3)	(19.2)	(16.8)

Total revenues	$796.4	$830.6	$1,291.1	$1,347.7

Operating profit
Reader’s Digest North America	$31.7	$28.1	$43.3	$38.2
International Businesses	23.6	28.5	22.4	30.0
Consumer Business Services	80.8	98.7	67.0	88.6
Corporate Unallocated	(13.1)	(8.7)	(23.1)	(11.0)
Other operating items, net	(9.1)	—	(9.1)	2.8

Operating profit	$113.9	$146.6	$100.5	$148.6

Intercompany eliminations
Reader’s Digest North America	$(0.3)	$(1.7)	$(0.5)	$(2.9)
International Businesses	(0.7)	(1.6)	(1.4)	(2.2)
Consumer Business Services	(11.8)	(8.0)	(17.3)	(11.7)

Total intercompany eliminations	$(12.8)	$(11.3)	$(19.2)	$(16.8)

(5) Comprehensive (loss) Income

Accumulated other comprehensive (loss) income, as reported in the balance sheets, primarily represents foreign currency translation adjustments. The components of comprehensive income, net of related tax, for the three- and six-month periods ended December 31, 2003 and 2002 were as follows:

	Three-month		Six-month
	period ended		period ended
	December 31,		December 31,

	2003	2002	2003	2002

Net income	$66.5	$84.2	$53.1	$79.0
Change in:
Foreign currency translation adjustments	5.8	6.9	7.4	2.5
Net unrealized gains (losses) on certain investments[1]	-	1.3	0.2	(0.2)
Reclassification adjustments for gains that are included in net income[2]	-	(1.2)	(0.5)	(2.0)
Net unrealized gains (losses) on certain derivative transactions[3]	-	(0.4)	-	(1.0)

Total comprehensive (loss) income	$72.3	$90.8	$60.2	$78.3

(1) Net unrealized gains (losses) on certain investments, net of related tax, principally represents our investment in the voting common shares of LookSmart, Ltd. For the three- and six-month periods ended December 31, 2003, these amounts are net of deferred taxes of zero and a deferred tax liability of $(0.1), respectively. For the three- and six-month periods ended December 31, 2002, these amounts are net of a deferred tax liability of $(0.7) and a deferred tax asset of $0.1.

(2) Reclassification adjustments for gains that are included in net income are net of deferred taxes of zero and a deferred tax asset of $0.3 for the three- and six-month periods ended December 31, 2003, respectively. For the three- and six-month periods ended December 31, 2002, these amounts are deferred tax assets of $0.6 and $1.1, respectively.

(3) Net unrealized gains (losses) on certain derivative transactions in 2003 and 2002, net of related tax, principally represent gains and losses on the value of our interest rate caps. For both the three- and six-month periods ended December 31, 2003, these amounts are net of deferred taxes of zero. For the three- and six-month periods ended December 31, 2002, this amount is net of deferred tax assets of $0.2 and $0.5, respectively. See Note 11, Derivative Instruments, for additional information.

(6) Other operating items and restructuring charges

In the three-month period ended December 31, 2003, we recorded restructuring charges of $9.1. The charges comprised $7.6 for severance and $1.5 for contract terminations and other charges. The severance charges relate to the termination of approximately 130 employees to integrate Reiman’s customer service department with our outsource provider and to streamline operations in certain European markets and corporate departments. These individuals are expected to be terminated during the third and fourth quarters of 2004 and the first half of fiscal 2005. These actions were taken to streamline our operations.

For the six-month period ended December 31, 2002, we recorded income of $2.8 comprised primarily of net adjustments to litigation-related accrual balances that were established in previous years, following settlement of a lawsuit in the first quarter of 2003.

Other operating items recorded in previous periods also represent charges related to the streamlining of our organizational structure and the strategic repositioning of certain businesses. The components of these charges, included in accrued expenses on the balance sheets, are described in further detail below:

• Severance Costs—These accruals represent the cost to separate employees from our operations as a result of actions taken to streamline the organizational structure. This separation is accomplished through a combination of voluntary and involuntary severance programs. The positions to be separated were identified when the charge was recorded.

• Contract Terminations—These accruals represent anticipated costs to terminate contractual obligations in connection with streamlining activities.

• Impairment Losses—As a result of restructuring activities, we have previously incurred charges related to the carrying value of certain long-lived assets, computer hardware and software, and property, plant and equipment no longer used in our operations.

The table below reflects changes for the three-month period ended December 31, 2003 to accruals recorded in the current and previous periods. A majority of the reserves remaining and spending to date relate to severance costs. Of the approximately 700 positions identified to be separated under the charges recorded in the third and fourth quarters of 2003 and in the second quarter of 2004, approximately 65% had been separated as of December 31, 2003. Included in the September 30, 2003 balance is a reclassification of approximately $0.9 to properly reflect spending against the appropriate year of the charge. These adjustments did not affect our operating results or aggregate reserve levels.

	Balance at			Balance at
Initial year	September 30,			December 31,
of charge	2003	Spending	Charges	2003

2002 & prior	$5.2	$(0.8)	$-	$4.4
2003	18.2	(5.9)	-	12.3
2004	-	(0.2)	9.1	8.9

Total	$23.4	$(6.9)	$9.1	$25.6

For the six-month period ended December 31, 2003, spending charged against reserves recorded in the current and previous periods amounted to $18.2 primarily related to severance and costs incurred to restructure business processes in certain corporate departments. Included in the June 30, 2003 balance is a reclassification of approximately $0.9 to properly reflect spending against the appropriate year of the charge.

Initial year	Balance at			Balance at
of charge	June 30, 2003	Spending	Charges	December 31, 2003

2002 & prior	$7.0	$(2.6)	$-	$4.4
2003	27.7	(15.4)	-	12.3
2004	-	(0.2)	9.1	8.9

Total	$34.7	$(18.2)	$9.1	$25.6

(7) Inventories

	December 31,	June 30,
	2003	2003

Raw materials	$11.1	$9.3
Work-in-progress	2.2	6.2
Finished goods	152.6	140.2

Total inventories	$165.9	$155.7

We use the first-in, first-out (FIFO) method to value our inventories.

(8) Investments

Available-for-sale marketable securities

Marketable securities included in other noncurrent assets on the balance sheets primarily represent the fair market value (based on quoted market prices) of our investment in LookSmart, Ltd. These securities are accounted for, and classified as, available-for-sale securities. As of September 30, 2003, we had sold all of our remaining shares. As of June 30, 2003, the market value of these shares totaled $0.6.

During the six-month period ended December 31, 2003, we sold 0.2 million shares of LookSmart and recorded pre-tax gains of $0.8 in other expense, net on the income statement. During the three-and six-month periods ended December 31, 2002, we sold 0.7 million shares and 2.0 million shares of LookSmart, respectively, and recorded pre-tax gains of $1.8 and $3.1, respectively, in other expense, net on the income statements.

(9) Goodwill and intangible assets, net

There were no changes in the carrying amount of goodwill during the three-month period ended December 31, 2003. The carrying amount of goodwill as of December 31, 2003 was $1,009.6 of which $686.4 was attributable to Reader’s Digest North America and $323.2 was attributable to Consumer Business Services. We tested our goodwill for impairment in the third quarter of 2003 (our designated annual period) and determined that no impairment existed with respect to our holdings at that time. We will evaluate the carrying amount of goodwill for recoverability during the third quarter of 2004 and, if necessary, adjust the carrying value of our goodwill at that time.

The following categories of acquired intangible assets are included in other intangible assets, net, on the balance sheets, as of December 31, 2003 and June 30, 2003:

	December 31, 2003		June 30, 2003

	Gross	Net	Gross	Net

Intangible assets with indefinite lives:
Trade names	$89.7	$89.7	$89.7	$89.7
Intangible assets with finite lives:
Licensing agreements	56.6	39.7	54.8	41.0
Customer lists	137.9	64.7	137.8	81.6
Other trade names and noncompete agreements	3.0	-	3.0	-

Total intangible assets	$287.2	$194.1	$285.3	$212.3

Amortization related to intangible assets with finite lives amounted to $9.9 and $19.8 for the three-and six-month periods ended December 31, 2003, respectively. For the three- and six-month periods ended December 31, 2002 amortization amounted to $9.9 and $19.7, respectively. Our most significant licensing agreement (discussed below) is principally amortized over the initial 10-year contract term, with a portion being amortized over the remaining 17-year term of our amended agreement. Customer lists are being amortized principally between three and six years. Estimated fiscal year amortization expense for intangible assets with finite lives is as follows: fiscal 2004—$39.6; fiscal 2005—$36.9; fiscal 2006—$16.0; fiscal 2007—$10.5 and fiscal 2008—$5.8.

Licensing agreement

In May 2000, QSP, Inc. entered into a long-term licensing agreement with World’s Finest Chocolate, Inc. The cost associated with the agreement was assigned to licensing agreements and is included in other intangible assets, net on the balance sheets. In September 2002, this agreement was amended to extend the term of the original agreement by 10 years, reduce the annual minimum tonnage purchase requirements, favorably adjust pricing and permit QSP to sell World’s Finest Chocolate products through marketing channels other than fundraising, under specified circumstances. In connection with these amended terms, QSP paid World’s Finest Chocolate $10.5 in 2003. The amount paid in May 2000 to consummate the initial agreement is being amortized over the original 10-year license term. Amounts paid to amend the agreement have been assigned to various amortization periods ranging from 7 to 17 years (the remaining period of the amended agreement).

The approximate annual minimum purchase amounts under the amended agreement are: fiscal 2004—$55.0; fiscal 2005—$59.0; fiscal 2006—$61.0; fiscal 2007—$62.0; and approximately $69.0 per year from fiscal 2008 to fiscal 2020. The amounts are estimates based on minimum tonnage requirements and nominal price increases as stipulated in the amended agreement.

(10) Debt

As described in Note 11 to the Consolidated Financial Statements included in our 2003 Annual Report to Stockholders, our borrowings consist principally of proceeds from the Term Loan Agreement (Term Loan) and our Five-Year Revolving Credit and Competitive Advance Facility Agreement (Revolving Credit Facility). (The Term Loan and the Revolving Credit Facility are

collectively referred to as the 2002 Credit Agreements.) The maximum borrowing allowed under the Revolving Credit Facility is $192.5. The 2002 Credit Agreements are secured by substantially all of our assets and are subject to various financial and non-financial covenants.

During the six-month period ended December 31, 2003, we repaid $67.4 of principal related to the Term Loan (consisting of $14.6 in mandatory repayments, $10.8 in additional mandatory repayments pursuant to an excess cash flow calculation performed annually, and $42.0 in voluntary prepayments). The Term Loan requires us to make scheduled principal repayments of $7.3 per quarter during 2004 and increasing principal repayments thereafter. The amount of scheduled repayments is continually adjusted to the extent that we continue to make voluntary repayments and additional mandatory repayments. We are required to perform a calculation in the first quarter of every fiscal year (based on an excess cash flow calculation outlined in the Term Loan) to determine any potential additional mandatory repayments. As of December 31, 2003, we had $797.9 of outstanding borrowings under the Term Loan and zero outstanding under the Revolving Credit Facility. These amounts are included in long-term debt and in loans and notes payable on the balance sheets.

Interest expense for the three- and six-month periods ended December 31, 2003 was $12.7 and $24.3, respectively ($12.6 and $25.5 for the three- and six-month periods ended December 31, 2002, respectively). Interest income on cash balances was $1.4 and $2.4 for the three- and six-month periods ended December 31, 2003, respectively ($1.8 and $3.4 for the three- and six-month periods ended December 31, 2002, respectively). The weighted average interest rate on our borrowings for the six-month periods ended December 31, 2003 and 2002 was 4.1% and 4.2%, respectively.

(11) Derivative instruments

Risk management and objectives

In the 2002 Credit Agreements (referred to in Note 10, Debt), we are required to enter into interest rate protection agreements to fix or limit the interest cost with respect to at least one-third of the outstanding borrowings under the Term Loan. Accordingly, in July 2002 we entered into agreements to cap at 6% the LIBOR interest rate component of $400.0 of our borrowings for a period of three years. Our interest rate cap agreements qualify as cash flow hedges, the effect of which is described below.

In the normal course of business, we are exposed to market risk from the effect of foreign exchange rate fluctuations on the U.S. dollar value of our foreign subsidiaries’ results of operations and financial condition. A significant portion of our risk is associated with foreign exchange rate fluctuations of the euro. We purchase foreign currency option and forward contracts to minimize the effect of fluctuating foreign currencies on significant known transactions.

As a matter of policy, we do not speculate in financial markets and, therefore, we do not hold financial instruments for trading purposes. We continually monitor foreign currency risk and the use of derivative instruments.

Cash Flow Hedges—For the six-month period ended December 31, 2003, the fair value of our interest rate caps increased by a nominal amount, net of deferred taxes (for the three-month period ended December 31, 2003, the fair value of our interest rate caps was unchanged). For the three-and six-month periods ended December 31, 2002, the fair value of our interest rate caps decreased, resulting in a loss of $(0.4) and $(1.0), respectively, net of deferred taxes of

$0.2 and $0.5, respectively. These changes are reported in accumulated other comprehensive (loss) income included in stockholders’ equity on the balance sheets. The gains and losses are deferred until the underlying transaction is recognized in earnings.

There were no cash flow hedges discontinued during the three- and six-month periods ended December 31, 2003 and 2002.

(12) Share repurchase authorization

As of December 31, 2003, under various share repurchase authorizations (announced during 2000, 2001 and 2002), we have repurchased 8.6 million shares of our Class A Nonvoting Common Stock for approximately $231.7 in previous periods. In May 2001 we announced a $250.0 share repurchase authorization, of which $186.0 remains as of December 31, 2003. Under the 2002 Credit Agreements, we are prohibited from repurchasing our Common Stock until our credit ratings are investment grade (see Note 10, Debt, for additional information).

In addition, on December 13, 2002 we repurchased 4.6 million shares for approximately $100.0, plus capitalizable acquisition costs of $1.7, in connection with the recapitalization transactions described in Note 12 to the Consolidated Financial Statements included in our 2003 Annual Report to Stockholders.

THE READER’S DIGEST ASSOCIATION, INC.

6.5% SENIOR NOTES DUE 2011

($300,000,000 PRINCIPAL AMOUNT OUTSTANDING)

OFFER TO EXCHANGE

                        , 2004

Part II

information not required in prospectus

Item 20.	Indemnification Of Directors And Officers.

Registrant’s Restated Certificate of Incorporation provides that Registrant shall indemnify each officer or director of Registrant to the fullest extent permitted by law, subject to the limitations set forth in Registrant’s Amended and Restated By-Laws. The By-Laws provide that Registrant shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person’s testator or intestate is or was a director or officer of Registrant or serves or served at the request of Registrant any other enterprise as a director or officer. Expenses incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by Registrant promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by Registrant. The rights of any person under the by-laws shall be enforceable against Registrant by such person who shall be presumed to have relied upon them in serving or continuing to serve as a director or officer as provided above.

Notwithstanding the foregoing, and except as otherwise provided by law, Registrant may not make any payment for indemnification pursuant to the by-laws to any person to the extent of the amount of such payment that would result in the imposition of an excise tax under Chapter 42 of the Internal Revenue Code of 1986, as amended.

Section 145 of the Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such actions, suits or proceedings. The Delaware General Corporation Law also provides that Delaware corporations may purchase insurance on behalf of any director, officer, employee or agent.

Registrant may purchase and maintain insurance on behalf of any director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expenses incurred in any proceeding and any liabilities asserted by him or her by reason of such persons being or having been such a director, officer, employee or agent, whether or not Registrant would have the power to indemnify such person against such expenses and liabilities under the provisions of the Restated Certificate of Incorporation or otherwise. Registrant maintains such insurance on behalf of its directors and officers.

Registrant has entered into indemnification agreements with Registrant’s directors and executive officers. In each indemnification agreement, Registrant has agreed to indemnify the person named as indemnitee for expenses and losses, including reasonable attorneys’ fees, judgments, penalties, fines and amounts paid in settlement, actually and reasonably paid or incurred by that person in connection with certain civil or criminal actions or administrative proceedings because of that person’s role as a director or officer, to the fullest extent permitted under law. Registrant also has agreed to pay in advance expenses incurred by the indemnified person in connection with such proceedings. In the case of a proceeding by or in the right of the Registrant in which the indemnified person is found by a court to be liable to the Registrant, no indemnification will be made unless and only to the extent that the Delaware Court of Chancery or the court where the proceeding was brought determines that that person is fairly and reasonably entitled to indemnification despite the finding of liability. Each indemnified person is also entitled to indemnification for expenses actually or reasonably incurred in connection with appearing as a witness in a proceeding. The indemnification agreements contain detailed procedures for determination of entitlement to indemnification. Each indemnification agreement permits the indemnified person to bring a lawsuit to enforce his or her rights under the indemnification agreement and to recover the expenses of such a lawsuit. The indemnification agreements are governed by Delaware law. The indemnification agreements are in addition to, and are not intended to diminish any of the rights of indemnification under, Registrant’s Restated Certificate of Incorporation, Registrant’s Amended and Restated By-Laws, any agreement or otherwise.

Item 21.	Exhibits And Financial Statement Schedules.

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit no.	Document description

3.1	Restated Certificate of Incorporation of The Reader’s Digest Association, Inc. filed with the State of Delaware on July 8, 2003, filed as Exhibit 4.1 to our Registration Statement on Form S-3 (Registration No. 333-107278) filed on July 23, 2003, is incorporated herein by reference.
3.2	Amended and Restated By-Laws of The Reader’s Digest Association, Inc., effective December 13, 2002, filed as Exhibit 3.2 to Amendment No. 1 to our Registration Statement on Form 8-A/A (Registration No. 001-10434) filed on December 13, 2002, is incorporated herein by reference.
4.1	Indenture, dated as of March 3, 2004, between The Reader’s Digest Association, Inc., as issuer, and JPMorgan Chase Bank, as trustee.*
4.2	Registration Rights Agreement, dated as of March 3, 2004, by and among The Reader’s Digest Association, Inc., J.P. Morgan Securities Inc., ABN AMRO Incorporated, Commerzbank Aktiengesellschaft, The Royal Bank of Scotland, plc and Wachovia Securities Inc.*
5.1	Opinion of Wachtell, Lipton, Rosen & Katz.
12.1	Statement Regarding Computation of Ratios.*
23.1	Consent of KPMG LLP, independent auditors for The Reader’s Digest Association, Inc.
23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).
24.1	Powers of attorney.*
25.1	Form T-1 Statement of Eligibility of JPMorgan Chase Bank to act as trustee under the Indenture.*
99.1	Letter of Transmittal.*
99.2	Notice of Guaranteed Delivery.*
99.3	Letter to brokers, dealers, commercial banks, issuer companies and other nominees.*
99.4	Form of letter from brokers, dealers, commercial banks, issuer companies and other nominees to their clients.*
99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

* Previously filed.

Item 22.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(e) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on April 8, 2004.

THE READER’S DIGEST ASSOCIATION, INC.

By:	/s/ THOMAS O. RYDER

Name: Thomas O. Ryder
Title: Chairman of the Board
and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities on April 8, 2004.

/s/ THOMAS O. RYDER Thomas O. Ryder	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ MICHAEL S. GELTZEILER Michael S. Geltzeiler	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ THOMAS D. BARRY Thomas D. Barry	Vice President and Corporate Controller (Principal Accounting Officer)

* Jonathan B. Bulkeley	Director

* William E. Mayer	Director

* James E. Preston	Director

* Lawrence R. Ricciardi	Director

* William J. White	Director

* Ed Zschau	Director

* By: /s/ C.H.R. DUPREE C.H.R. DuPree Attorney-in-Fact

EXHIBIT INDEX

Exhibit no.	Document description

3.1	Restated Certificate of Incorporation of The Reader’s Digest Association, Inc. filed with the State of Delaware on July 8, 2003, filed as Exhibit 4.1 to our Registration Statement on Form S-3 (Registration No. 333-107278) filed on July 23, 2003, is incorporated herein by reference.
3.2	Amended and Restated By-Laws of The Reader’s Digest Association, Inc., effective December 13, 2002, filed as Exhibit 3.2 to Amendment No. 1 to our Registration Statement on Form 8-A/A (Registration No. 001-10434) filed on December 13, 2002, is incorporated herein by reference.
4.1	Indenture, dated as of March 3, 2004, between The Reader’s Digest Association, Inc., as issuer, and JPMorgan Chase Bank, as trustee.*
4.2	Registration Rights Agreement, dated as of March 3, 2004, by and among The Reader’s Digest Association, Inc., J.P. Morgan Securities Inc., ABN AMRO Incorporated, Commerzbank Aktiengesellschaft, The Royal Bank of Scotland, plc and Wachovia Securities Inc.*
5.1	Opinion of Wachtell, Lipton, Rosen & Katz.
12.1	Statement Regarding Computation of Ratios.*
23.1	Consent of KPMG LLP, independent auditors for The Reader’s Digest Association, Inc.
23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).
24.1	Powers of attorney.*
25.1	Form T-1 Statement of Eligibility of JPMorgan Chase Bank to act as trustee under the Indenture.*
99.1	Letter of Transmittal.*
99.2	Notice of Guaranteed Delivery.*
99.3	Letter to brokers, dealers, commercial banks, issuer companies and other nominees.*
99.4	Form of letter from brokers, dealers, commercial banks, issuer companies and other nominees to their clients.*
99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

* Previously filed.